Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170763
PROSPECTUS

Libbey Glass Inc.
Guaranteed by Libbey Inc.

OFFER TO EXCHANGE

$400,000,000 principal amount of its 10% Senior Secured Notes due 2015, which have been registered under the Securities Act,
for any and all of its outstanding 10% Senior Secured Notes due 2015.

We are offering to exchange our 10% Senior Secured Notes due 2015, or the “exchange notes,” for our currently outstanding 10% Senior Secured Notes due 2015, or the “outstanding notes.” The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer, will bear a different CUSIP number than the outstanding notes and will not be entitled to certain registration rights and related provisions for additional interest applicable to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 12:00 midnight, New York City time, on January 24, 2011, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The exchange offer is subject to the conditions set forth under “The Exchange Offer — Conditions to the Exchange Offer.”

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

The exchange notes will be guaranteed on a senior basis by our parent company, Libbey Inc., a Delaware corporation, and by all of our existing and future domestic subsidiaries that guarantee any of our indebtedness or indebtedness of any subsidiary guarantor, including any indebtedness under our amended and restated ABL Facility, whom we refer to as the guarantors.

The exchange notes and the guarantees will be secured by first-priority liens on substantially all of our and the guarantors’ owned real property, equipment and fixtures in the United States, subject to certain exceptions and permitted liens, which we refer to as the Notes Priority Collateral. The exchange notes and the guarantees also will be secured by second-priority liens on all of our and the guarantors’ tangible and intangible assets in the United States that secure our and the guarantors’ obligations under the amended and restated ABL Facility on a first-priority basis, consisting primarily of accounts receivable, inventory and related assets and equity interests of us and our subsidiaries that guarantee the notes, which we refer to as the Credit Agreement Priority Collateral, in each case subject to certain exceptions and permitted liens. We refer to the Notes Priority Collateral together with the Credit Agreement Priority Collateral as the Collateral. For a more detailed discussion, see “Description of Exchange Notes — Collateral.”

The exchange notes will be our senior secured obligations, will rank senior in right of payment to all of our existing and future debt that is expressly subordinated in right of payment to the exchange notes, and will rank equally in right of payment with all our existing and future liabilities that are not so subordinated. Each of the guarantees will rank senior in right of payment to all of such guarantor’s existing and future debt that is expressly subordinated in right of payment to the exchange notes and will rank equally in right of payment with all of such guarantor’s existing and future liabilities that are not so subordinated. The exchange notes and the guarantees will be structurally subordinated to all of the existing and future liabilities (including trade payables) of any of our subsidiaries that do not guarantee the exchange notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2010.

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act, which we refer to as the registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information, we refer you to the registration statement and the exhibits filed as a part of the registration statement and the documents incorporated herein. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

In addition, Libbey Inc. is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Libbey Inc. files annual, quarterly and current reports and other information with the SEC. The reports and other information Libbey Inc. files with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, N.E., Room 1580 Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You may request a copy of any documents incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address and telephone number:

Libbey Glass Inc.
Attention: Investor Relations
300 Madison Avenue
Toledo, Ohio 43604
Tel: (419) 325-2100

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, WE SHOULD RECEIVE YOUR REQUEST NO LATER THAN JANUARY 18, 2011.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat this information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 15, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 10, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on July 30, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 5, 2010;

•	our Current Reports on Form 8-K filed on February 12, 2010, April 23, 2010, May 11, 2010, June 10, 2010 (Acc-no: 950123-10-057106) and August 16, 2010; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 31, 2009 including any amendments or reports filed for the purpose of updating the description.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	Slowdowns in the retail, travel, restaurant and bar or entertainment industries, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.

•	Our high level of debt, as well as incurrences of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition.

•	Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices; fluctuations in natural gas prices could adversely affect our results of operations and financial condition.

•	International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

•	Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations or reduce the cost competitiveness of our products or those of our subsidiaries.

•	Our business requires us to maintain a large fixed cost base that can affect our profitability.

•	We may not be able to achieve the international growth contemplated by our strategy.

•	We face intense competition and competitive pressures, which could adversely affect our results of operations and financial condition.

•	We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

•	The inability to extend or refinance debt of our foreign subsidiaries, or the calling of that debt before scheduled maturity, could adversely impact our liquidity and financial condition.

•	Our cost-reduction projects may not result in anticipated savings in operating costs.

•	We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

•	If we have a fair value impairment in a business segment, our net earnings and net worth could be materially and adversely affected by a write-down of goodwill, intangible assets or fixed assets.

•	A severe outbreak, epidemic or pandemic of the H1N1 virus or other contagious disease in a location where we have a facility could adversely impact our results of operations and financial condition.

•	We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

•	If we are unable to obtain sourced products or materials at favorable prices, our operating performance may be adversely affected.

•	Unexpected equipment failures may lead to production curtailments or shutdowns.

•	High levels of inflation and high interest rates in Mexico could adversely affect the operating results and cash flows of Crisa.

•	Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

•	If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

•	Our business may suffer if we do not retain our senior management.

•	We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately, or if we experience an interruption in their operation, our business and results of operations could suffer.

•	We may not be able to effectively integrate future businesses we acquire or joint ventures we enter into.

•	Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

•	If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

•	Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

•	Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

•	Payment of severance or retirement benefits earlier than anticipated could strain our cash flow.

•	We are involved in litigation from time to time in the ordinary course of business.

•	Our products are subject to various health and safety requirements and may be subject to new health and safety requirements in the future; these requirements could have a material adverse effect on our operations.

You also should read carefully the factors described below in “Risk Factors” to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of those statements, and we undertake no obligation to update those statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

PROSPECTUS SUMMARY

This summary highlights important information about our business and this exchange offer. It does not contain all of the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to review the prospectus in its entirety and the documents to which we have referred you. The following summary should be read in conjunction with the more detailed information and financial statements (including the notes to the financial statements, which are incorporated by reference into this prospectus). Unless otherwise stated or the context otherwise requires, references to “our consolidated financial statements” or “our audited consolidated financial statements” refer to the consolidated financial statements of Libbey Inc. included in, or incorporated by reference into, this prospectus.

As used in this prospectus, unless otherwise stated or the context otherwise requires, the terms “Company,” “Libbey,” “we,” “us,” and “our” refer to Libbey Glass Inc., the subsidiaries of Libbey Glass Inc. and Libbey Inc. Libbey Glass Inc., which we refer to as Libbey Glass, is the wholly-owned operating subsidiary of Libbey Inc. Libbey Inc. has no operations separate from its investment in Libbey Glass and will provide a full, unconditional, joint and several guarantee of Libbey Glass’s obligations under the exchange notes.

Our definition of EBIT, EBITDA, Adjusted EBITDA and other financial terms are described in footnote 3 under the caption “— Summary Historical Consolidated Financial and Other Data.”

Our Company

We believe we are a leading manufacturer and marketer of glass tableware products worldwide and the largest in the Western Hemisphere. Our product portfolio consists of an extensive line of high quality, machine-made glass tableware, including casual glass beverageware, in addition to ceramic dinnerware, metalware, and plasticware. We sell our products to foodservice, retail, industrial and business-to-business customers in over 100 countries, with our core North American market accounting for approximately 76% of our net sales in 2009. We are the largest manufacturer and marketer of casual glass beverageware in North America for the foodservice and retail channels. Additionally, we believe we are a leading manufacturer and marketer of casual glass beverageware in Europe and have a growing presence in Asia.

We have a robust portfolio of glass tableware brands, with Libbey® and Crisa® enjoying leading market positions and strong recognition in North America and Royal Leerdam® and Crisal Glass® enjoying strong recognition among customers within their respective key trade channels in Europe. In addition, in North America we market a range of products across complementary foodservice categories under the Syracuse® China, World® Tableware and Traex® brands.

Our sales to the U.S. and Canadian foodservice channel represent our largest activity. We believe we enjoy a preeminent position in this channel and have an extensive and well established distribution network. Due to the substantial initial investment in glass beverageware that foodservice establishments make and associated high switching costs, sales to the foodservice channel are highly repetitive in nature. We believe that a significant majority of our sales to the U.S. and Canadian foodservice channel represent sales to replace glass beverageware that is broken, damaged or missing. In addition, while the initial investment by foodservice establishments in glass beverageware is substantial, we believe that foodservice establishments are not highly sensitive to increases in glass beverageware prices, since the cost of glass beverageware is a minor component of the profitability of beverage sales. As a result, in addition to implementing, effective November 1, 2010, price increases in the U.S. and Canadian foodservice channel, we have implemented price increases in 37 of the previous 40 years. Accordingly, we believe that our leading position, together with our large installed base of products, represent a significant competitive strength. Additionally, we believe that our ability to differentiate our offering to the foodservice channel through the breadth of our product line and the high level of service that we are capable of providing represents an additional competitive strength.

The North American retail channel is another area of strength in our glass tableware business. Our innovative products, speed to market, superior service level and increasing cost competitiveness, supported by our strong brands, have enabled us to achieve supplier of choice status with many leading retailers.

We believe that our product innovation and our proprietary manufacturing processes and technologies are core competencies. Together with our reputation for quality, reliable service and speed to market, these distinctive capabilities underpin our leading market positions, as they enable us to introduce innovative products in a timely and cost efficient manner to address market trends and changing customer needs. We have an extensive manufacturing footprint comprised of six glass tableware production facilities and one plant that produces plastic products for the foodservice industry. Over the last seven years, we have successfully realigned our manufacturing footprint to improve our cost structure and better position us for continued profitable growth. For the year ended December 31, 2009, approximately 42% of our net sales were derived from operations outside the United States and approximately half of our glass products were produced in low-cost countries, including Mexico, China and Portugal. Additionally, we operate distribution centers at or near each of our manufacturing facilities as well as in other strategic locations, giving us the ability to distribute our products to more than 100 countries and enabling us to provide high service levels.

Our foodservice customers comprise approximately 500 distributors in the United States and Canada, wholesale distributors in Mexico and a broad network of distributors in Europe and East Asia. In the retail channel, we sell to a wide variety of top retailers, including leading mass merchants, department stores, retail chains and specialty housewares stores, as well as to retail distributors. In the business-to-business channel, our customers primarily include companies that utilize our products in candle and floral applications, gourmet food packaging companies, and companies that utilize our products in various original equipment manufacturer, which we refer to as OEM, applications. In addition, in Europe we service large breweries and distilleries for which products are decorated with brand logos for promotional and resale purposes.

We are headquartered in Toledo, Ohio and trace our roots to 1818. We achieved net sales of $785.0 million for the twelve months ended September 30, 2010 and net sales of $748.6 million for the year ended December 31, 2009. For the twelve months ended September 30, 2010 we achieved net income of $60.2 million and net loss of $28.8 million for the year ended December 31, 2009. We achieved Adjusted EBITDA of $115.3 million for the twelve months ended September 30, 2010 and Adjusted EBITDA of $90.1 million for the year ended December 31, 2009. Adjusted EBITDA is a non-GAAP financial measure; see footnote 3 under the caption “— Summary Historical Consolidated Financial and Other Data” for a reconciliation of net (loss) income to Adjusted EBITDA.

Our Competitive Strengths

Leading market position.  We believe we are a leading manufacturer and marketer of glass tableware products worldwide and the largest in the Western Hemisphere. We are the leading manufacturer and marketer of casual glass beverageware in the United States, where management estimates that, within the attractive U.S. foodservice channel, we have a 58% market share, which we believe is significantly in excess of the market share of our largest competitor. In the retail channel, we increased our leading share of the U.S. market for the fourth year in a row and, according to the Retail Tracking Services of NPD Group, an independent provider of retail sales tracking data in the houseware industry, we had a market share of 42.1% as of 2009. We believe we are also the leading manufacturer and marketer of glass tableware in Mexico, where management estimates we have a 58% share of the market, which we believe is significantly in excess of the market share of our largest competitor. Due to our established relationships with major retailers, we enjoy strong product placement and prominent shelf positions. In addition to our prominent position in the North American market for casual glass beverageware, we believe we are a leading provider of ceramic dinnerware and metalware to the U.S. foodservice channel through our Syracuse China and World Tableware subsidiaries. In the European Union, we believe we are a leading glass beverageware manufacturer and marketer with our Royal Leerdam (the Netherlands) and Crisal (Portugal) subsidiaries. The numerous awards and other recognition that we have received from foodservice customers, leading retailers and industry publications are a testament to our best in class service and supplier of choice status. For example, FE&S magazine, one of the leading publications in the foodservice industry, selected us as the leading tabletop manufacturer in its annual “Best in Class” survey for eight consecutive years. In addition, in April 2010, we were recognized by OSI Restaurant Partners (which owns the Outback Steakhouse chain) as 2009 Purveyor of the Year and by Edward Don & Company (a leading distributor of foodservice equipment and supplies) as 2009 Tabletop Supplier of the Year.

Highly attractive U.S. foodservice base.  We believe that our core North American foodservice franchise is highly attractive and that a significant majority of our sales to the North American foodservice channel are derived from the replacement of broken, damaged or missing glass beverageware. Our leading position in the foodservice channel is evidenced by our management estimated 58% share of the U.S. market for casual glass beverageware, and we believe is supported by our strong presence in complementary product categories, including dinnerware (Syracuse® China), metal and ceramic tableware (World® Tableware) and plastic carrying trays and tabletop warewashing racks (Traex®). Our network of approximately 500 distributors, which includes Sysco Corporation, US Foodservice and other leading national, regional and local distributors, ensures deep market penetration and the ability to reach over 300,000 full-service foodservice establishments in the United States and Canada. We believe that our broad product line of over 1,000 items, which enables us to best meet the portion control requirements of foodservice establishments, a critical component of beverage sales profitability, presents a significant barrier to entry to the market, since the investment that a new entrant would be required to make in order to provide a competitive product offering would be extremely high. The substantial initial investment by foodservice establishments in glass beverageware and the high costs of switching to another glass beverageware supplier create additional barriers to entry. Further, while the initial investment by a foodservice establishment in glass beverageware is significant, beverage sales are important to the profitability of foodservice establishments, and the cost of glass beverageware is a minor component of the cost per serving. Consequently, we believe that the sensitivity of foodservice establishments to increases in the price of glass tableware is relatively low. We have benefitted from this relatively low price sensitivity by implementing price increases in the U.S. and Canadian foodservice channel in 37 of the previous 40 years, which is in addition to price increases in the U.S. and Canadian foodservice channel effective November 1, 2010.

Superior momentum in North American retail.  We believe that, in the retail channel, we are the leading manufacturer and marketer in the attractive North American market for casual glass beverageware. According to the Retail Tracking Services of NPD, we enjoy a market share of 42.1% in the United States as of 2009, having achieved a share increase for the fourth consecutive year for a cumulative market share gain of approximately 1,490 basis points since 2005. In Mexico, we believe we are the leading manufacturer and marketer of casual glass beverageware, with a 58% share of the market, according to management estimates. We believe that our strong momentum stems from our ability to achieve supplier of choice status with leading retailers due to our innovative products and packaging, our speed to market, superior service levels and increasing cost competitiveness, supported by our strong brands. Our customers in the North American retail channel include a wide variety of top retailers, including leading mass merchants, department stores, retail chains and specialty housewares stores, as well as retail distributors.

Strong brand portfolio.  We have a broad portfolio of brands with significant recognition in the foodservice and retail channels. We believe our brand recognition is the result of our long operating history and reputation for innovation, consistent quality, reliable service and speed to market. Libbey® is one of the most recognized glass beverageware brands in North America, and, according to the Retail Tracking Services of NPD, was the number one purchased casual glass beverageware brand in the United States in 2007, 2008 and 2009. Crisa® is the leading glass tableware brand in Mexico, with a management estimated 58% market share and a management estimated 90% brand recognition. In Europe, our Royal Leerdam® and Crisal® brands have a long history and we believe enjoy strong recognition among customers in their respective trade channels in key markets. In addition to the significant recognition of our glass beverageware brands, we believe our Syracuse® China and World® Tableware brands enjoy strong positions in complementary foodservice categories in the United States and Canada.

Product innovation and proprietary technology.  We believe that product innovation and design and world-class manufacturing technologies are core competencies and create a competitive advantage for our casual glass beverageware in the foodservice and retail channels, where service levels and breadth of product line are key sources of our competitive advantage. In 2009, we introduced over 250 new products, coupled with several additional variations in color, shape, size and packaging to address new market trends and customer needs. Product innovation is supported by our in-house research and development efforts as well as our proprietary and highly automated furnace, manufacturing and mold technologies, which enable us to introduce new products in a timely and cost-efficient manner. We believe that, together with our reputation for quality, reliable service and speed to market, these distinctive capabilities, which are instrumental in driving profitable growth, underpin our leading market positions.

Extensive manufacturing base and distribution capabilities.  We have an extensive manufacturing and distribution platform. We own and operate six glass tableware manufacturing facilities, including two each in the United States and Europe, one in Mexico and one in China. In addition, our Traex subsidiary operates a plant that produces plastic products, including carrying trays and tabletop warewashing racks, for the foodservice industry. We operate distribution centers at or near each of our manufacturing facilities as well as in other strategic locations, enabling us to distribute our products to more than 100 countries. Our extensive North American presence provides significant distribution flexibility and high service levels, which we believe drive our status as a preferred provider to the North American foodservice and retail markets. From our distribution centers located in China, the Netherlands and Portugal, we distribute our products to customers located in Asia-Pacific and Europe. Over the last seven years, we have successfully realigned our manufacturing footprint to improve our cost structure and better position us for continued profitable growth. For the year ended December 31, 2009, approximately 42% of our net sales were generated outside of the United States, a significant increase from 11% in 2002, and approximately 50% of our glass products were produced in low-cost countries, including Mexico, China and Portugal, a significant increase from approximately 15% in 2002. We believe that our Mexican facility is the largest glass tableware plant in the Western Hemisphere and that, due to its close proximity and ability to import glassware into the United States on a duty-free basis, it provides us with a significant competitive advantage over importers from other countries. Our state-of-the-art facility in China has been operational since the first quarter of 2007 and now serves customers in over 70 countries.

Experienced management team.  Our management team, which is highly experienced and includes professionals with several decades of industry experience, has implemented and continues to implement initiatives aimed at increasing operational and cost efficiencies and enhancing our product lines and competitive positioning, while exploiting global opportunities for profitable growth. Our senior management team has an average of more than 20 years of industry management experience.

Our Strategy

Our strategic vision is to be the premier provider of glass tableware and related products worldwide. We seek to continue to increase our share of our core North American market in both the foodservice and the retail channels by leveraging our leading market position, superior product development capabilities, high customer service levels and broad distribution network. In International markets, we seek to increase our sales in the European glass tableware market while broadening the reach of our business-to-business franchise. We also believe that we have significant opportunities for continued growth in China and throughout the Pacific Rim due to our state of the art facility as well as our growing sales force and distribution network.

In addition to our focus on top line growth, the concurrent improvement in profitability and cash flow generation is a key element of our strategy. To this end, we continue to focus on a number of initiatives aimed at creating operating efficiencies, including eliminating waste and instilling a culture of continuous improvement in all aspects of our operations, through what we refer to as our Lean program, and improving Working Capital while reducing natural gas consumption and greenhouse gas emissions. We also believe that by leveraging our production capabilities in low-cost countries such as Mexico, China and Portugal, our business can achieve greater profitability and generate increased cash flow through our ability to sell our products at price points that enable us to compete more profitably.

Our growth strategy emphasizes continued internal growth in combination with selected strategic partnerships, acquisitions and “green field” developments. Since successfully completing the acquisition of Crisa in Mexico in 2006 and launching our glass manufacturing facility in China in 2007, we have focused on improving our liquidity and capital structure. While deleveraging our capital structure continues to be our primary use of cash flow, we believe that in the long term there will be opportunities for strategic acquisitions in attractive developing and emerging markets to complement our internal growth.

We intend to grow our business through the following key initiatives:

Continue to grow our leading share of our core North American market.  In the North American foodservice channel, our strong brands, broad installed product base, extensive distribution network and superior service level are key competitive advantages, and we believe that we can leverage them to further increase our share of the market for glass beverageware and related products in the foodservice channel. In the retail channel, our superior product innovation, superior service level and increasing cost competitiveness, supported by our strong brands, continue to build upon our significant gains in our market share for casual glass beverageware. Notably, in the United States, we have achieved approximately 1,490 basis points of cumulative market share gains in the retail market for casual glass beverageware since 2005. We also believe there are opportunities to expand our product offering into product categories beyond our core glass beverageware business and to increase our share of the market for glass tableware in the North American business-to-business channel. In addition, we are implementing initiatives aimed at further strengthening our competitive advantage by improving turnaround time for customer orders while maintaining high service levels. Such initiatives include the recent consolidation of our North American distribution and warehousing facilities along with the continued implementation of enhanced warehouse management systems.

Capitalize on continued improvement of market conditions in North America.  Our core foodservice business is a traffic business, driven by occupancy rates in hotels and customer traffic at drinking and dining establishments. Market conditions have shown early signs of recovery, although they continue to be challenging. The U.S. foodservice industry forecast issued by Technomic, a leading independent research data provider, in September 2010 predicted 0.3% nominal growth in food and non-alcohol beverage sales for 2010 and 1.7% nominal growth for 2011. On October 19, 2010, STR, a leading independent provider of research data for the hotel industry, reported that the occupancy rate for the nine months ended September 30, 2010 was 5.2% higher than the occupancy rate for the same period of 2009. In the U.S. foodservice industry, the National Restaurant Association reported on October 29, 2010 that its Restaurant Performance Index — a monthly composite index that tracks the health of and outlook for the U.S. restaurant industry, stood at 100.3, the first time in five months that it rose above 100, signaling expansion in the industry. In addition, the National Restaurant Association’s September Expectations Index, which measures restaurant operators’ six-month outlook for four industry indicators (same-store sales, employees, capital expenditures and business conditions), was 101.1, its strongest level in five months. Overall, as traffic at our lodging and restaurant customers continues to recover, we expect demand for our North American foodservice business to benefit. Our retail business in the U.S. and Canada continues to post strong performance, with a 10.0% increase in net sales in the first nine months of 2010 as compared to the same period in 2009, following a more than 7.0% increase in the full year 2009 as compared to the same period in 2008. As economic conditions and unemployment rates continue to improve, we expect our business to continue to benefit. Our business in Mexico is experiencing strong momentum, with a 24.4% increase in sales of Crisa products (of which 4.2% is attributable to the currency impact of the Mexican peso) in the first nine months of 2010 compared to the same period in 2009. Our Mexican business is benefiting from a recovery of economic conditions in the market, improved dynamics of the tourism business and a strong performance by our OEM business.

Increase our presence in the European market across channels.  We aim to continue to grow our presence in the European market by capitalizing on the strength of our sales force and our expanding distributor base. The recent reorganization of our European sales force, which is now better aligned with our global platform, combined with the strength of our Libbey® brand in foodservice and Royal Leerdam® brand in retail, is expected to drive continued growth in the market. Our broad manufacturing base enables us to provide our customers with an extensive offering across price points by sourcing products from our low cost manufacturing facilities in Mexico and China to complement products from our facilities in the Netherlands and Portugal. We also believe that the European business-to-business channel presents significant untapped opportunities for growth.

Exploit growth opportunities in China and other potential high-growth markets.  Our entry into the Chinese market is relatively recent, although our state-of-the-art facility and our expanding distribution network have been instrumental in achieving sustained double digit growth rates in sales. Our facility is strategically located south of Beijing, providing us with easy access to consumers. In China, we sell through distributors, enabling us to support our rapid growth while providing the service levels to our customers that are instrumental in increasing recognition of our Libbey® and Royal Leerdam® brands. The relative proximity of our facility to Tianjin, one of the major ports in China, enables us to efficiently distribute our products to other potential high-growth markets in the Pacific Rim as well as to Europe and North America. Today, our Chinese facility supplies over 70 countries worldwide. Libbey China has experienced strong growth, albeit from a relatively small base, with a 15.6% increase in shipments in 2009 (of which 3.9% is attributable to the currency impact of the Chinese RMB) and a 29.0% increase in the first nine months of 2010 compared to the same period in 2009. While 2009 sales were affected by particularly harsh weather conditions around the Chinese New Year, we believe that Libbey China presents significant opportunities for continued strong growth in 2010.

Continue to drive improvements in profitability and cash flow generation.  Complementing our top line growth with continuous improvements in profitability and cash flow is a key component of our strategy. In 2009, we significantly reduced our enterprise costs with initiatives such as the closure of our Syracuse China manufacturing facility, which contributed to right-sizing our global workforce. We also reduced our cost base through increased sourcing of finished goods from third party vendors in low-cost countries. Such cost initiatives enabled us to withstand the challenging market conditions of 2009 and, in spite of a 7.6% decline in net sales from 2008 to 2009, to increase earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA to $83.8 million and $90.1 million, respectively, in 2009 from $40.0 million and $85.2 million, respectively, in 2008. As market conditions continue to recover, our improved cost structure positions us to benefit from operating leverage and improved capacity utilization to drive profitability. In the first nine months of 2010, we achieved EBITDA and Adjusted EBITDA of $138.3 million and $86.2 million, respectively, as compared to $55.6 million and $61.0 million, respectively, in the same period in 2009. EBITDA and Adjusted EBITDA are non-GAAP financial measures; see footnote 3 under the caption “— Summary Historical Consolidated Financial and Other Data” for a reconciliation of net (loss) income to EBITDA and Adjusted EBITDA. We expect to continue to achieve further operating efficiencies and cash flow generation with the implementation of enhanced warehouse and labor management systems aimed at improving productivity and working capital. We also will continue to focus on our Lean program, a disciplined approach to eliminating waste and instilling a culture of continuous improvement in all aspects of our operations, while continuing to optimize our sourcing of finished goods and raw materials and managing our capital expenditures.

In the medium term, evaluate strategic partnerships and acquisitions to facilitate entry into select markets.  Our strategy emphasizes continued internal growth, although over the years we have completed select acquisitions in order to strengthen our platform and accelerate growth. While recently our focus has been on improving our liquidity and deleveraging our capital structure, we believe that in the long term there will be strategic partnership or acquisition opportunities that could best enable our entry into attractive emerging and developing markets. Although not a priority at present, strategic partnerships and acquisitions may help us selectively broaden our global footprint and continue to leverage our strong brands and superior infrastructure to create value.

Corporate Information

Our principal executive offices are located at 300 Madison Avenue, Toledo, Ohio 43604, and our telephone number at that address is (419) 325-2100. Our website can be found at www.libbey.com. The information contained in, or that can be accessed through our website is not part of this prospectus.

The Offering

On February 8, 2010, we completed an offering of $400.0 million in aggregate principal amount of 10% Senior Secured Notes due 2015. The offering was exempt from registration under the Securities Act.

Outstanding Notes	We sold the outstanding notes to Barclays Capital Inc, Banc of America Securities LLC and CJS Securities Inc. on February 8, 2010. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement	In connection with the sale of the outstanding notes, Libbey Inc., Libbey Glass and its domestic subsidiaries (together with Libbey Inc., the guarantors) entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed, to the extent not prohibited by any applicable law or applicable interpretations of the SEC staff, to:

• use commercially reasonable efforts to file a registration statement for the exchange offer after the closing of the offering of outstanding notes and to have such registration statement remain effective until 180 days after the exchange date;

• use commercially reasonably efforts to have the registration statement for the exchange offer declared effective by the Securities and Exchange Commission, which we refer to as the SEC; and

• use commercially reasonable efforts to complete the exchange of notes for all outstanding notes tendered in the exchange offer within 365 days after the issuance of the outstanding notes.

If the exchange offer is not completed within 365 days after the date of issuance of the outstanding notes and a shelf registration has not been filed or the shelf registration statement, if required, has not become effective on or prior to 90 days after its filing, we must pay additional interest on the outstanding notes at a rate of an additional 0.25% per annum for the first 90-day period, increasing by an additional 0.25% per annum for each subsequent 90-day period until the exchange offer is completed or the shelf registration statement is declared effective, up to a maximum increase of 1.00% per annum, or the Additional Interest. If the Company receives a shelf request and the shelf registration statement required to be filed in connection with the request has not become effective by 120 days after delivery of the shelf request, we must pay Additional Interest on the outstanding notes on the same terms as set forth above until the shelf registration statement becomes effective or the securities become freely tradable under the Securities Act. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$400.0 million in aggregate principal amount of 10% Senior Secured Notes due 2015.

Exchange Offer	The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on , 2011. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in minimum denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

• the exchange notes bear a different CUSIP number than the outstanding notes; and

• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on January 24, 2011, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which we may waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	Each holder of outstanding notes that wishes to exchange outstanding notes for exchange notes pursuant to the exchange offer must follow the procedures set forth in this prospectus and the related letter of transmittal, which require that each holder, before the exchange offer expires, either:

• transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, including the outstanding notes, to the exchange agent; or

• if outstanding notes are to be exchanged in accordance with book-entry procedures, arrange with The Depository Trust Company, or DTC, to cause to be transmitted to the exchange agent an agent’s message indicating, among other things, the holder’s agreement to be bound by the letter of transmittal and deliver a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account; or

• comply with the procedures described below under “The Exchange Offer — Guaranteed Delivery Procedures.”

By executing the letter of transmittal, you will represent to us that, among other things:

• any exchange notes to be received by you will be acquired in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

• you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of Libbey; and

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of the exchange notes.

See “The Exchange Offer — Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

If you beneficially own outstanding notes that are held in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and wish to tender your outstanding notes in the exchange offer, you should promptly contact that nominee as soon as possible and instruct it to exchange the outstanding notes on your behalf.

Effect of Not Tendering	Participation in the exchange offer is voluntary, and any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See “The Exchange Offer — Purpose and Effect.”

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.

U.S. Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes pursuant to this exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles, which we refer to as GAAP. See “The Exchange Offer — Accounting Treatment.”

Regulatory Approval	Other than the federal securities laws, we are not aware of any federal or state regulatory requirements that we must comply with and we are not aware of any approvals that we must obtain in connection with the exchange offer.

No Appraisal Rights	Holders of the outstanding notes do not have any appraisal or dissenters’ rights in the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

The following is a brief summary of the terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. For a more complete description of the terms of the exchange notes, please refer to the section entitled “Description of Exchange Notes.”

Issuer	Libbey Glass Inc.

Exchange Notes Offered	$400.0 million aggregate principal amount of 10% senior secured notes due 2015.

Maturity Date	February 15, 2015.

Interest	Interest will be payable in cash in arrears on February 15 and August 15, commencing August 15, 2010. The exchange notes will bear interest at a rate per annum of 10%.

Guarantees	The exchange notes will be guaranteed on a senior basis by Libbey Inc. and by all of our domestic subsidiaries that guarantee any of the issuer’s indebtedness or indebtedness of any subsidiary guarantor, including any of the issuer’s indebtedness under our amended and restated $110 million Asset Based Loan facility, or the amended and restated ABL Facility. Any domestic subsidiaries that in the future guarantee the issuer’s indebtedness, including the issuer’s indebtedness under our amended and restated ABL Facility, or indebtedness of any subsidiary guarantor, will also guarantee the notes. The guarantees will be released when the guarantees of our indebtedness, including indebtedness under our amended and restated ABL Facility, and the guarantees of indebtedness of our subsidiary guarantors are released. The guarantees will be senior secured indebtedness of our subsidiary guarantors and will have the same ranking with respect to indebtedness of our subsidiary guarantors as the notes will have with respect to our indebtedness.

Collateral	The exchange notes and the guarantees will be secured by a first-priority lien (subject to certain exceptions and permitted liens) on substantially all of our and the guarantors’ owned real property, equipment and fixtures in the United States. We refer to these assets as the Notes Priority Collateral.

The exchange notes and the guarantees will also be secured by a second priority lien on substantially all of the tangible and intangible assets in the United States that secure our and the guarantors’ obligations under the amended and restated ABL Facility on a first priority basis (subject to certain exceptions and permitted liens), consisting primarily of accounts receivable, inventory, cash (other than cash proceeds of the Notes Priority Collateral), the capital stock of us and of any subsidiary held by us and any guarantor (but limited to 65% of the voting stock of any first-tier subsidiary that is a foreign subsidiary and excluding any stock of any other foreign subsidiaries), general intangibles and instruments related to the foregoing and proceeds of the foregoing, in each case held by us and the guarantors. We refer to these assets as the Credit Agreement Priority Collateral. See “Description of Exchange Notes — Collateral — Assets Pledged as Collateral.”

Ranking	The exchange notes will:

• be our general secured obligations;

• rank equally in right of payment with all of our existing and future unsubordinated debt;

• rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including amounts outstanding under the amended and restated ABL Facility;

• rank equally to our and the guarantors’ obligations under any other pari passu lien obligations incurred after the issue date to the extent of the Notes Priority Collateral;

• be effectively subordinated to our indebtedness and the guarantors’ obligations under the amended and restated ABL Facility, any other debt incurred after the issue date that has a first-priority security interest in the Credit Agreement Priority Collateral, any permitted hedging obligations and all cash management obligations incurred with any lender or any of its affiliates under the amended and restated ABL Facility, in each case to the extent of the value of the Credit Agreement Priority Collateral;

• be effectively senior to our and the guarantors’ obligations under the amended and restated ABL Facility, any other debt incurred after the issue date that has a first-priority security interest in the Credit Agreement Priority Collateral, any permitted hedging obligations and all cash management obligations incurred with any lender or any of its affiliates under the amended and restated ABL Facility, to the extent of the value of the Notes Priority Collateral;

• be senior in right of payment to all of our existing and future senior subordinated or subordinated debt;

• be effectively senior to our existing and future senior unsecured indebtedness and other liabilities (including trade payables) to the extent of the value of the Collateral; and

• be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the notes.

As of September 30, 2010:

• we had approximately $459.7 million aggregate principal amount of debt outstanding (including the outstanding notes), none of which would have been subordinate to the outstanding notes;

• excluding the outstanding notes, we would have had approximately $59.7 million of secured debt, including the amended and restated ABL Facility, which had no borrowings drawn on it, but excluding an additional $18.4 million represented by letters of credit, to which the notes would have been effectively subordinated with respect to the Credit Agreement Priority Collateral securing such debt. Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary) would have had total availability under the amended and restated ABL Facility of approximately $69.6 million (after giving effect to borrowing base limitations, other reserves and the $18.4 million of letters of credit), all of which would be secured if borrowed; and

• we and the guarantor subsidiaries had 78.3% of our total liabilities, excluding intercompany liabilities (but including 87.2% of our indebtedness under our various third-party debt agreements with the remainder consisting of trade payables and other accrued liabilities due to third parties).

Covenants	We will issue the exchange notes under an indenture with The Bank of New York Mellon Trust Company, N.A., as trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries (as defined under “Description of Exchange Notes”) to:

• incur, assume or guarantee additional debt;

• issue redeemable stock and preferred stock;

• repurchase capital stock;

• make other restricted payments including, without limitation, paying dividends and making investments;

• create liens;

• redeem debt that is junior in right of payment to the notes;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• enter into agreements that restrict dividends from subsidiaries;

• enter into mergers or consolidations;

• enter into transactions with affiliates;

• guarantee debt; and

• enter into new lines of business.

These covenants will be subject to a number of important exceptions and qualifications. See “Description of Exchange Notes.”

Optional Redemption	The exchange notes will be redeemable at our option, in whole or in part, at any time on or after August 15, 2012, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption. In addition, prior to August 15, 2012, but not more than once in any twelve-month period, we may redeem up to 10% of the exchange notes at a redemption price of 103% plus accrued and unpaid interest.

Mandatory offers to purchase	The occurrence of a change of control will be a triggering event requiring us to offer to purchase from you all or a portion of your exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

If we sell assets under certain circumstances, we will be required to make an offer to purchase the exchange notes at their face amount, plus accrued and unpaid interest to the purchase date. See “Description of Exchange Notes — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.”

Absence of Public Market for the Notes	The exchange notes are a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system.

Original Issue Discount	The exchange notes will be treated as issued with original issue discount, which we refer to as OID, for U.S. federal income tax purposes. Thus, in addition to the stated interest on the exchange notes, a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations”) will be required to include such OID in gross income as it accrues, in advance of the receipt of cash attributable to such income and regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Risk Factors

You should carefully consider all the information in this prospectus prior to participating in the exchange offer. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning immediately after this “Prospectus Summary.”

Market and Industry Data and Forecasts

Certain market data contained in or incorporated by reference into this prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

Trademarks

We own or have the rights to various trademarks and trade names used in our business, including Libbey®, Syracuse® China, World® Tableware, Royal Leerdam®, Crisal Glass®, Traex® and Crisa®. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties’ trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

Summary Historical Consolidated Financial and Other Data

The following table sets forth our summary historical consolidated financial and other data on an actual basis for the periods ended and at the dates indicated below. Our summary financial data for fiscal 2009, 2008 and 2007 have been derived from our consolidated audited financial statements for the year ended December 31, 2009. The summary historical consolidated financial data for the nine-month periods ended September 30, 2010 and 2009 have been derived from our consolidated unaudited financial statements for the nine months ended September 30, 2010. The unaudited financial statement data includes in the opinion of management, all adjustments, including usual recurring adjustments, necessary for a fair statement of that information for such periods. The financial data presented for the interim periods are not necessarily indicative of our results for the full year.

The summary financial data should be read in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated by reference into this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2009	2008	2007	2010		2009
	(Dollars in thousands, except per-share amounts)

Statement of operations data:
Net sales	$748,635	$810,207	$814,160	$576,947		$540,557
Freight billed to customers	1,605	2,422	2,207	1,311		1,163

Total revenues	750,240	812,629	816,367	578,258		541,720
Cost of sales	617,095 (1)	703,292 (1)	658,698	454,665	(2)	453,761 (2)

Gross profit	133,145	109,337	157,669	123,593		87,959
Selling, general and administrative expenses	94,900 (1)	88,451	91,568	72,878	(2)	69,699 (2)
Impairment of goodwill and other intangible assets	—	11,889 (1)	—	—		—
Special charges	1,631 (1)	14,545 (1)	—	1,088	(2)	974 (2)

Income (loss) from operations	36,614	(5,548)	66,101	49,627		17,286
Gain on redemption of debt	—	—	—	56,792	(2)	—
Other income	4,053 (1)	1,119 (1)	8,778	916	(2)	5,424 (2)

Earnings (loss) before interest and income taxes	40,667	(4,429)	74,879	107,335		22,710
Interest expense	66,705	69,720	65,888	33,243		52,162

(Loss) earnings before income taxes	(26,038)	(74,149)	8,991	74,092		(29,452)
Provision for (benefit from) income taxes	2,750	6,314	11,298	6,769		(7,756)

Net (loss) income	$(28,788)	$(80,463)	$(2,307)	$67,323		$(21,696)

Net (loss) income per share:
Basic	$(1.90)	$(5.48)	$(0.16)	$3.98		$(1.45)

Diluted	$(1.90)	$(5.48)	$(0.16)	$3.26		$(1.45)

Other financial data:
EBIT(3)	$40,667	$(4,429)	$74,879	$107,335		$22,710
EBITDA(3)	83,833	40,001	116,451	138,329		55,585
Adjusted EBITDA(3)	90,141	85,238	116,451	86,171		61,005
Capital expenditures	17,005	45,717	43,121	19,122		12,287
Depreciation and amortization	43,166	44,430	41,572	30,994		32,875
Net cash provided by (used in) operating activities	102,148	(1,040)	51,457	(10,833)		65,729
Net cash (used in) investing activities	(16,740)	(45,600)	(34,908)	(27,537)		(12,027)
Net cash (used in) provided by financing activities	(43,565)	25,828	(22,407)	19,055		(36,273)

	Year Ended December 31,			As of September 30,
	2009	2008	2007	2010	2009

Balance sheet data (at end of period):
Cash and equivalents	$55,089	$13,304	$36,539	$35,568	$30,648
Working Capital(4)	167,601	206,886	213,819	211,011	192,555
Property, plant and equipment — net	290,013	314,847	327,303	272,723	296,862
Total assets	794,813	821,554	899,471	814,783	799,177
Total debt (including current maturities)	515,239	550,257	496,634	456,102	526,699
Shareholders’ (deficit) equity	(66,907)	(57,889)	93,115	8,353	(61,992)

(1)	The table below is a summary of the 2009 and 2008 special items and reflects the classification of these items in our consolidated statements of operations. See notes 7 and 9 to our Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus, for further details on the pension settlement charges, facility closures, goodwill and intangible asset impairment charges and fixed asset impairment charges.

	Pension				Goodwill and
	Settlement		Facility		Intangible		Fixed Asset
	Charges(b)		Closures(b)		Asset Impairment		Impairment		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(Dollars in thousands)

Cost of sales	$—	$—	$1,960	$14,199	$—	$—	$—	$4,482	$1,960	$18,681
Selling, general and administrative expenses	3,190	—	—	—	—	—	—	—	3,190	—
Impairment of goodwill and other intangible assets(a)	—	—	—	—	—	11,889	—	—	—	11,889
Special charges(a)(b)	—	—	1,631	14,545	—	—	—	—	1,631	14,545
Other expense	—	—	232	383	—	—	—	—	232	383

Total special items (income) expense	$3,190	$—	$3,823	$29,127	$—	$11,889	$—	$4,482	$7,013	$45,498

(a)	Special charges reflect a reclassification of impairment of intangible assets of $2.5 million from special charges to impairment of goodwill and other intangible assets.

(b)	Total pension settlement charges for 2009 were $3.7 million. Of this total, $0.5 million is related to employee reductions at closed facilities and is reported in the facility closure amounts in the above table.

(2)	The table below is a summary of the special items for the nine months ended September 30, 2010 and 2009 and reflects the classification of these items in our condensed consolidated statements of operations. See notes 4, 5 and 7 to our Condensed Consolidated Financial Statements for the nine months ended September 30, 2010 and 2009, which are incorporated by reference into this prospectus, for further details on the pension settlement charges, facility closures, redemption of debt, fixed asset and inventory impairment and other.

	Pension
	Settlement		Facility		Redemption of		Fixed Asset and Inventory
	Charges		Closures		Debt		Impairment		Other(a)		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(Dollars in thousands)

Cost of sales	$—	$—	$—	$1,983	$—	$—	$3,265	$—	$(945)	$—	$2,320	$1,983
Selling, general and administrative expenses	—	2,955	—	—	—	—	—	—	1,096	—	1,096	2,955
Special charges	—	—	388	974	—	—	700	—	—	—	1,088	974
Gain on redemption of debt	—	—	—	—	(56,792)	—	—	—	—	—	(56,792)	—
Other expense	—	—	130	213	—	—	—	—	—	—	130	213

Total special items (income) expense	$—	$2,955	$518	$3,170	$(56,792)	$—	$3,965	$—	$151	$—	$(52,158)	$6,125

(a)	Other includes an insurance claim recovery and expenses related to the secondary stock offering.

(3)	We define EBIT as net (loss) income plus (1) interest expense and (2) provision for (benefit from) income taxes. The most directly comparable GAAP financial measure is net (loss) income.

We believe that EBIT is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability. Libbey’s senior management uses this measure internally to measure profitability. EBIT also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates.

The non-GAAP measure of EBIT does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. Because this is a material and recurring item, any measure that excludes it has a material limitation. EBIT may not be comparable to similarly titled measures reported by other companies.

We define EBITDA as net (loss) income plus (1) interest expense (2) provision for (benefit from) income taxes, (3) depreciation and (4) amortization.

We believe that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability and cash flow. Libbey’s senior management uses this measure internally to measure profitability and to set performance targets for managers. It also has been used regularly as one of the means of publicly providing guidance on possible future results. EBITDA also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates, and to companies that may incur different depreciation and amortization expenses or impairment charges.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. EBITDA may not be comparable to similarly titled measures reported by other companies.

Adjusted EBITDA presented in this prospectus represents EBITDA further adjusted to reflect the impact of the facility closures, goodwill and intangible asset impairment, fixed asset and inventory impairment, pension settlement charges, insurance claim recovery, gain on redemption of debt, expenses on secondary stock offering and write-off of Shreveport decorating assets described below.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA internally to measure profitability and to set performance targets for managers.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

• Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

• Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

• other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. The table below is a reconciliation of EBIT, EBITDA and Adjusted EBITDA for the periods indicated.

Reconciliation of EBIT, EBITDA and Adjusted EBITDA to Net (Loss) Income for the Periods Presented

				Nine Months Ended
	Year Ended December 31,			September 30,
	2009	2008	2007	2010	2009
	(Dollars in thousands)

Net (loss) income	$(28,788)	$(80,463)	$(2,307)	$67,323	$(21,696)
Add: Interest expense	66,705	69,720	65,888	33,243	52,162
Add: Provision for (benefit from) income taxes	2,750	6,314	11,298	6,769	(7,756)

Earnings (loss) before interest, income taxes (EBIT)	40,667	(4,429)	74,879	107,335	22,710
Add: Depreciation and amortization	43,166	44,430	41,572	30,994	32,875

Earnings before interest, taxes, depreciation, amortization (EBITDA)	83,833	40,001	116,451	138,329	55,585
Add: Gain on redemption of debt(a)	—	—	—	(56,792)	—
Add: Facility closures(b)	3,823	29,127	—	518	3,170
Add: Fixed asset impairment(c)	—	4,482	—	2,687	—
Add: Goodwill and intangible asset impairment(d)	—	11,889	—	—	—
Add: Pension settlement charges(e)	3,190	—	—	—	2,955
Add: Write-off of Shreveport decorating assets(f)	—	—	—	1,278	—
Add: Insurance claim recovery	—	—	—	(945)	—
Add: Expenses of secondary stock offering(g)	—	—	—	1,096	—
Less: Depreciation expense included in special items and also in depreciation and amortization above	(705)	(261)	—	—	(705)

Adjusted earnings before interest, taxes, depreciation, amortization (Adjusted EBITDA)	$90,141	$85,238	$116,451	$86,171	$61,005

(a)	Redemption of our $80.4 million principal amount of new Senior Subordinated Secured Payment in Kind Notes due 2021 of our subsidiary Libbey Glass Inc., or New PIK Notes, in conjunction with the refinancing of our Floating Rate Senior Secured Notes due 2011 of our subsidiary Libbey Glass Inc., or Senior Floating Rate Notes, in February 2010 resulted in the recognition of a $70.2 million gain. The gain was partially offset by $13.4 million representing a write-off of bank fees and discounts and a call premium on our Senior Floating Rate Notes. See note 4 to the Condensed Consolidated Financial Statements for the nine months ended September 30, 2010 which are incorporated by reference into this prospectus.

(b)	Facility closure charges in 2010, 2009 and 2008 are related to the closure of our Syracuse, New York ceramic dinnerware manufacturing facility and our Mira Loma, California distribution center. See notes 4, 5 and 7 to the Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus, and note 5 to the Condensed Consolidated Financial Statements for the nine months ended September 30, 2010, which are incorporated by reference into this prospectus.

(c)	Fixed asset impairment charges for 2008 are related to unutilized fixed assets at our North American Glass segment. See note 7 to the Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus. Fixed asset impairment charges for the nine months ended September 30, 2010 are related to certain after-processing equipment within our International segment. See note 5 to the Condensed Consolidated Financial Statements for the nine months ended September 30, 2010, which are incorporated by reference into this prospectus.

(d)	Goodwill and intangible asset impairment charges are related to goodwill and intangible assets at our Crisal and Royal Leerdam locations. See notes 4 and 7 to the Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus.

(e)	Pension settlement charges were triggered by excess lump sum distributions taken by employees. See note 9 to the Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus, and note 7 to the Condensed Consolidated Financial Statements for the nine months ended September 30, 2010, which are incorporated by reference into this prospectus.

(f)	In August 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business. See note 5 to the Condensed Consolidated Financial Statements for the nine months ended September 30, 2010, which are incorporated by reference into this prospectus.

(g)	In August 2010, we incurred $1.1 million of expenses related to a secondary offering of 4.4 million shares of our common stock on behalf of Merrill Lynch, PCG. See note 4 to the Condensed Consolidated Financial Statements for the nine months ended September 30, 2010, which are incorporated by reference into this prospectus.

(4)	We define Working Capital as net accounts receivable plus net inventories less accounts payable. The table below is a reconciliation of Working Capital.

Reconciliation of Working Capital

				As of
	Year Ended December 31,			September 30,
	2009	2008	2007	2010	2009
	(Dollars in thousands)

Accounts receivable-net	$82,424	$76,072	$93,333	$110,574	$91,119
Plus: Inventories-net	144,015	185,242	194,079	159,374	153,523
Less: Accounts payable	58,838	54,428	73,593	58,937	52,087

Working Capital	$167,601	$206,886	$213,819	$211,011	$192,555

We believe that Working Capital is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

Working Capital is used in conjunction with and in addition to results presented in accordance with GAAP. Working Capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under GAAP. Working Capital may not be comparable to similarly titled measures reported by other companies.

Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010

Ratio of Earnings to Fixed Charges	—(1)	—(2)	1.1	—(3)	—(4)	—(5)	3.1

(1)	Due to our loss in 2005, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $21.9 million to achieve a coverage ratio of 1:1.

(2)	Due to our loss in 2006, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $32.2 million to achieve a coverage ratio of 1:1.

(3)	Due to our loss in 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $74.1 million to achieve a coverage ratio of 1:1.

(4)	Due to our loss in 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $26.0 million to achieve a coverage ratio of 1:1.

(5)	Due to our loss in the first nine months of 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $29.5 million to achieve a coverage ratio of 1:1.

These computations include us and our consolidated subsidiaries. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, noncontrolling interest, income from investees and extraordinary items, plus fixed charges and distributed income from investees less interest capitalized. Fixed charges include interest expense on all indebtedness, interest capitalized and one fifth of rental expense on operating leases representing a portion of rental expense deemed attributable to interest.

RISK FACTORS

Our business, operations and financial condition are subject to various risks. You should carefully consider the risks described below as well as other information and data included in this prospectus, before making an investment decision. If any of the events described in the risk factors below occurs, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the exchange notes.

Risks Related to Our Business

Slowdowns in the retail, travel, restaurant and bar or entertainment industries, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.

Our business is affected by the health of the retail, travel, restaurant and bar or entertainment industries. Expenditures in these industries are sensitive to business and personal discretionary spending levels and may decline during general economic downturns. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, demand for our products in the foodservice industry, which is critical to our success, was significantly impacted by the global economic recession beginning in the third quarter of 2008.

Ongoing volatility in financial markets and the weak national and global economic conditions could materially and adversely impact our operations, financial results and/or liquidity, including as follows:

•	the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for us or non-performance by suppliers;

•	it may become more costly or difficult to obtain financing or refinance our debt in the future;

•	the value of our assets held in pension plans may decline; and/or

•	our assets may be impaired or subject to write-down or write-off.

Uncertainty about current global economic conditions may cause consumers of our products to postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values. This could have a material adverse impact on the demand for our products and on our financial condition and operating results. A further deterioration in economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our operations, financial results and/or liquidity.

Our high level of debt, as well as incurrences of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition.

We have a high degree of financial leverage. As of September 30, 2010, we had $459.7 million aggregate principal amount of debt outstanding. Of that amount:

•	$400.0 million consisted of the outstanding notes, which were secured by a first-priority lien on the Notes Priority Collateral and a second-priority lien on the Credit Agreement Priority Collateral;

•	we had no debt outstanding under our amended and restated ABL Facility, which is secured by a first-priority lien on the Credit Agreement Priority Collateral and a second-priority lien on the Notes Priority Collateral, although we had $18.4 million of letters of credit issued under that facility;

•	RMB 250 million (approximately $37.4 million at September 30, 2010) consisted of a loan made by China Construction Bank Corporation Langfang Economic Development Area Sub-branch, or CCBC. We used the proceeds of this loan to finance the construction of our manufacturing facility in China that began operations in early 2007;

•	RMB 50 million (approximately $7.5 million at September 30, 2010) consisted of a loan, which is fully drawn, made by CCBC to finance the working capital needs of our China facility;

•	€9.9 million (approximately $13.5 million at September 30, 2010) consisted of a loan made by Banco Espirito Santo, S.A., or the BES Euro Line, to finance operational improvements associated with our Portuguese operations; and

•	$1.4 million consisted of amounts we owed under a promissory note related to the purchase of our Laredo, Texas warehouse.

Although neither our amended and restated ABL Facility nor the indenture governing the outstanding notes and the exchange notes contains financial covenants, they do contain other covenants that limit our operational and financial flexibility, such as by limiting the additional indebtedness that we may incur, limiting certain business activities, investments and payments, and limiting our ability to dispose of certain assets. These covenants may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debt.

We are permitted, subject to limitations contained in the agreements relating to our existing debt, to incur additional debt in the future. Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:

•	making it more difficult for us to satisfy our financial obligation, including with respect to the exchange notes;

•	limiting our ability to make capital investments in order to expand our business;

•	limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;

•	limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;

•	limiting our ability to withstand business and economic downturns and/or placing us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

•	limiting our ability to pay dividends.

If cash generated from operations is insufficient to satisfy our liquidity requirements, if we cannot service our debt, or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

In addition, our failure to comply with the covenants contained in our debt agreements could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices; fluctuations in natural gas prices could adversely affect our results of operations and financial condition.

Natural gas is the primary source of energy in most of our production processes. We do not have long-term contracts for natural gas and therefore are subject to market variables and widely fluctuating prices. Consequently, our operating results are strongly linked to the cost of natural gas. As of September 30, 2010, we had forward contracts in place to hedge approximately 66% of our estimated 2010 natural gas needs with respect to our North American manufacturing facilities and approximately 33% of our estimated 2010 natural gas needs with respect to our International manufacturing facilities. For the years ended December 31, 2009 and 2008, we spent approximately $53.4 million and $69.6 million, respectively, and for the nine months ended September 30, 2010 we spent approximately $35.3 million, on natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. To the extent that we are not able to offset increases in natural gas prices, such as by passing along the cost to our customers, these increases could adversely impact our margins and operating performance.

International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

Our operations may be affected by actions of foreign governments and global or regional economic developments. Global economic events, such as changes in foreign import/export policy, the cost of complying with environmental regulations or currency fluctuations, could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country’s adherence to the terms of these agreements can raise or lower demand for our products. National and international boycotts and embargoes of other countries’ or U.S. imports and/or exports, together with the raising or lowering of tariff rates, could affect the level of competition between our foreign competitors and us. Foreign competition has, in the past, and may, in the future, result in increased low-cost imports that drive prices downward. The World Trade Organization met in November 2001 in Doha, Qatar, where members launched new multilateral trade negotiations aimed at improving market access and substantially reducing trade-distorting domestic support. These negotiations are ongoing and may result in further agreements in the future. As of September 30, 2010, the current trade-weighted tariff rate applicable to glass tableware products that are imported into the United States and are of the type we manufacture in North America was approximately 20.5%. However, any changes to international agreements that lower duties or improve access to U.S. markets for our competitors, particularly changes arising out of the ongoing World Trade Organization’s Doha round of negotiations, could have an adverse effect on our financial condition and results of operations. As we execute our strategy of acquiring manufacturing platforms in lower cost regions and increasing our volume of sales in overseas markets, our dependence on international markets and our ability to effectively manage these risks has increased and will continue to increase significantly.

Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations or reduce the cost competitiveness of our products or those of our subsidiaries.

Changes in the value, relative to the U.S. dollar, of the various currencies in which we conduct operations, including the euro, the Mexican peso and the Chinese yuan, or the RMB, may result in significant changes in the indebtedness of our non-U.S. subsidiaries.

Currency fluctuations between the U.S. dollar and the currencies of our non-U.S. subsidiaries affect our results as reported in U.S. dollars, particularly the earnings of Crisa as expressed under GAAP, and will continue to affect our financial income and expense and our revenues from international settlements.

Major fluctuations in the value of the euro, the Mexican peso or the RMB relative to the U.S. dollar and other major currencies could also reduce the cost competitiveness of our products or those of our subsidiaries, as compared to foreign competition. For example, if the U.S. dollar appreciates against the euro, the Mexican peso or the RMB, the purchasing power of those currencies effectively would be reduced compared to the U.S. dollar, making our U.S.-manufactured products more expensive in the euro zone, Mexico and China, respectively, compared to the products of local competitors and making products manufactured by our foreign competitors in those locations more cost-competitive with our U.S. manufactured products. An appreciation of the U.S. dollar against the euro, the Mexican peso or the RMB also would increase the cost of U.S. dollar-denominated purchases for our operations in the euro zone, Mexico and China, respectively, including raw materials. We would be forced to deduct these cost increases from our profit margin or attempt to pass them along to consumers. These fluctuations could adversely affect our results of operations and financial condition.

Our business requires us to maintain a large fixed cost base that can affect our profitability.

The high levels of fixed costs of operating glass production plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. Our profitability is dependent, in part, on our ability to spread fixed costs over an increasing number of products sold and shipped, and if we reduce our rate of production, as we did in 2009, our costs per unit increase, negatively impacting our gross margins. Decreased demand or the need to reduce inventories can lower our ability to absorb fixed costs and materially impact our results of operations.

We may not be able to achieve the international growth contemplated by our strategy.

Our strategy contemplates growth in international markets in which we have significantly less experience than we do in North America. Since we intend to benefit from our international initiatives primarily by expanding our sales in the local markets of other countries, our success depends on continued growth in these markets, including Europe, Latin America and Asia-Pacific.

We face intense competition and competitive pressures, which could adversely affect our results of operations and financial condition.

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, delivery time and breadth of product offerings. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing manufacturers.

Competitors in glass tableware include, among others:

•	Arc International (a French company), which manufactures and distributes glass tableware worldwide;

•	Paşabahçe (a unit of Şişecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;

•	Anchor Hocking Company (a U.S. company), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice channels in the United States and Canada;

•	Bormioli Rocco Group (an Italian company), which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers;

•	various manufacturers in China; and

•	various sourcing companies.

In addition, makers of tableware produced with other materials such as plastics compete to a certain extent with glassware manufacturers.

Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. Our labor and energy costs also may be higher than those of some foreign producers of glass tableware. We may not be successful in managing our labor and energy costs or gaining operating efficiencies that may be necessary to remain competitive. In addition, our products may be subject to competition from low-cost imports that intensify the price competition we face in our markets. Finally, we may need to increase incentive payments in our marketing incentive program in order to remain competitive. Increases in these payments would adversely affect our operating margins.

Competitors in the U.S. market for ceramic dinnerware include, among others: Homer Laughlin; Oneida Ltd.; Steelite; and various sourcing companies. Competitors in metalware include, among others: Oneida Ltd.; Walco, Inc.; and various sourcing companies. Competitors in plastic products include, among others: Cambro Manufacturing Company; Carlisle Companies Incorporated; and various sourcing companies. In Mexico, where a larger portion of our sales are in the retail market, our primary competitors include imports from foreign manufacturers located in countries such as China, France, Italy and Colombia, as well as Vidriera Santos and Vitro Par in the candle category. Competitive pressures from these competitors and producers could adversely affect our results of operations and financial condition.

We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

We are party to collective bargaining agreements that cover most of our manufacturing employees. The agreements with our unionized employees in Toledo, Ohio expire on September 30, 2013, and the agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2011. Royal Leerdam’s collective bargaining agreement with its unionized employees expires on July 1, 2011. Crisa’s collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually.

We may not be able to successfully negotiate new collective bargaining agreements without any labor disruption. If any of our unionized employees were to engage in a strike or work stoppage prior to expiration of their existing collective bargaining agreements, or if we are unable in the future to negotiate acceptable agreements with our unionized employees in a timely manner, we could experience a significant disruption of operations. In addition, we could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with our labor unions. We also could experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Finally, companies upon which we are dependent for raw materials, transportation or other services could be affected by labor difficulties. These factors and any such disruptions or difficulties could have an adverse impact on our operating performance and financial condition.

In addition, we are dependent on the cooperation of our largely unionized workforce to implement and adopt Lean initiatives that are critical to our ability to improve our production efficiency. The effect of strikes and other slowdowns may adversely affect the degree and speed with which we can adopt Lean optimization objectives and the success of that program.

The inability to extend or refinance debt of our foreign subsidiaries, or the calling of that debt before scheduled maturity, could adversely impact our liquidity and financial condition.

Our subsidiaries in Portugal and China have outstanding debt under credit facilities provided to them by local financial institutions. As of September 30, 2010 our subsidiary in China had an RMB 250 million (approximately $37.4 million at September 30, 2010) construction loan and an RMB 50 million (approximately $7.5 million at September 30, 2010) working capital loan, in each case extended by CCBC. The RMB 50 million working capital loan is scheduled to mature in January 2011. If CCBC were to call the working capital loan and/or the construction loan before maturity, or if Banco Espirito Santo, S.A., the lender under our Portuguese subsidiary’s credit facility, were to call the BES Euro line before maturity, our liquidity and financial condition may be adversely impacted.

If either CCBC or Banco Espirito Santo, S.A. calls these loans for repayment prior to their scheduled maturity, we may be required to pursue one or more alternative strategies to repay these loans, such as selling assets, refinancing or restructuring these loans or selling additional debt or equity securities. We may not, however, be able to refinance these loans or sell additional debt or equity securities on favorable terms, if at all, and if we are required to sell our assets, it may negatively affect our ability to generate revenues.

Our cost-reduction projects may not result in anticipated savings in operating costs.

We may not be able to achieve anticipated cost reductions. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted.

We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

We operate manufacturing and other facilities throughout the world. As a result of our operations outside the United States, we are subject to risks associated with operating in foreign countries, including:

•	political, social and economic instability;

•	war, civil disturbance or acts of terrorism;

•	taking of property by nationalization or expropriation without fair compensation;

•	changes in government policies and regulations;

•	devaluations and fluctuations in currency exchange rates;

•	imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

•	imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	ineffective intellectual property protection;

•	hyperinflation in certain foreign countries; and

•	impositions or increase of investment and other restrictions or requirements by foreign governments.

The risks associated with operating in foreign countries may have a material adverse effect on our results of operations and financial condition.

If we have a fair value impairment in a business segment, our net earnings and net worth could be materially and adversely affected by a write-down of goodwill, intangible assets or fixed assets.

We have recorded a significant amount of goodwill, which represents the excess of cost over the fair value of the net assets of the business acquired; other identifiable intangible assets, including trademarks and trade names; and fixed assets. Impairment of goodwill, identifiable intangible assets or fixed assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. Under GAAP, we are required to charge the amount of any impairment immediately to operating income. In 2009, we did not have an impairment related to goodwill, intangible assets or fixed assets. In 2008, we wrote down goodwill and other identifiable intangible assets by $11.9 million related to the decline in the capital markets, and we wrote down fixed assets by $9.7 million related to the announcement of the closure of our Syracuse China manufacturing facility and our Mira Loma, California distribution center. After that adjustment, as of December 31, 2008, we had goodwill and other identifiable intangible assets of $192.9 million and net fixed assets of $314.8 million. As of September 30, 2010, we had goodwill and other identifiable intangible assets of $191.9 million and net fixed assets of $272.7 million.

We conduct an impairment analysis at least annually. This analysis requires our management to make significant judgments and estimates, primarily regarding expected growth rates, the terminal value calculation for cash flow and the discount rate. We determine expected growth rates based on internally developed forecasts considering our future financial plans. We establish the terminal cash flow value based on expected growth rates, capital spending trends and investment in working capital to support anticipated sales growth. We estimate the discount rate used based on an analysis of comparable company weighted average costs of capital that considered market assumptions obtained from independent sources. The estimates that our management uses in this analysis could be materially impacted by factors such as specific industry conditions, changes in cash flow from operations and changes in growth trends. In addition, the assumptions our management uses are management’s best estimates based on projected results and market conditions as of the date of testing. Significant changes in these key assumptions could result in indicators of impairment when completing the annual impairment analysis. We remain subject to future financial statement risk in the event that goodwill, other identifiable intangible assets or fixed assets become further impaired. For further discussion of key assumptions in our critical accounting estimates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates,” which is incorporated by reference into this prospectus.

A severe outbreak, epidemic or pandemic of the H1N1 virus or other contagious disease in a location where we have a facility could adversely impact our results of operations and financial condition.

Our facilities may be impacted by the outbreak of certain public health issues, including epidemics, pandemics and other contagious diseases such as the H1N1 virus, commonly referred to as the “swine flu.” If a severe outbreak were to occur where we have facilities, it could adversely impact our results of operations and financial condition.

We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

Our operations and properties, both in the United States and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on operations.

We have incurred, and expect to incur, costs to comply with environmental legal requirements, including requirements limiting greenhouse gas emissions, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. Also, certain environmental laws impose strict liability and, under certain circumstances, joint and several liability on current and prior owners and operators of these sites, as well as persons who sent waste to them, for costs to investigate and remediate contaminated sites. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to us were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

If we are unable to obtain sourced products or materials at favorable prices, our operating performance may be adversely affected.

Sand, soda ash, lime, corrugated packaging materials and resin are the principal materials we use. In addition, we obtain glass tableware, ceramic dinnerware, metal flatware and hollowware and select plastic products from third parties. We may experience temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors that would require us to secure our sourced products or materials from sources other than our current suppliers. If we are forced to procure sourced products or materials from alternative suppliers, we may not be able to do so on terms as favorable as our current terms or at all. In addition, resins are a primary material for our Traex operation and historically the price for resins has fluctuated with the price of oil, directly impacting our profitability. Material increases in the cost of any of these items on an industry-wide basis would have an adverse impact on our operating performance and cash flows if we were unable to pass on these increased costs to our customers.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures, accidents, natural disasters or other force majeure events. We may in the future experience facility shutdowns or periods of reduced production as a result of such failures or events. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations for the affected period. We also may face shutdowns if we are unable to obtain enough energy in the peak heating seasons.

High levels of inflation and high interest rates in Mexico could adversely affect the operating results and cash flows of Crisa.

Although the annual rate of inflation in Mexico, as measured by changes in the Mexican National Consumer Price Index, was only 6.53% for the year ended December 31, 2009 and 3.57% for the year ended December 31, 2008, Mexico historically has experienced high levels of inflation and high domestic interest rates. If Mexico experiences high levels of inflation, Crisa’s operating results and cash flows could be adversely affected, and, more generally, high inflation might result in lower demand or lower growth in demand for our products, thereby adversely affecting our results of operations and financial condition.

Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

In connection with our employee pension and postretirement welfare plans, we are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our obligations and related expense. Our total pension and postretirement welfare expense, including pension settlement and curtailment charges, for all U.S. and non-U.S. plans was $18.7 million and $19.0 million for the fiscal years ended December 31, 2009 and 2008, respectively. We expect our total pension and postretirement welfare expense for all U.S. and non-U.S. plans to be $21.0 million in 2010. Of that amount, $15.9 million was expensed in the nine months ended September 30, 2010. Volatility in the capital markets affects the performance of our pension plan asset performance and related pension expense. Based on 2009 year-end data, sensitivity to these key market risk factors is as follows:

•	A change of 1% in the discount rate would change our total pension and postretirement welfare expense by approximately $3.6 million.

•	A change of 1% in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.4 million.

As part of our pension expense, we incurred pension settlement charges of $3.7 million during 2009. These charges were triggered by excess lump sum distributions to retirees. For further discussion of these charges, see note 9 to our Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus. As part of total expense, we incurred pension curtailment charges of $1.1 million and nonpension and postretirement impairment charges of $3.1 million during 2008. The charges in 2008 were triggered by our announcement in December 2008 that our Syracuse China manufacturing plant would be shut down during April 2009. For further discussion, see notes 7, 9 and 10 to our Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus. To the extent that we experience additional headcount shifts or changes, we may incur further expenses related to our employee pension and postretirement welfare plans, which could have a material adverse effect on our results of operations and financial condition.

If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

In order to mitigate the variation in our operating results due to commodity price fluctuations, we have derivative financial instruments that hedge certain of commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in some currencies other than the U.S. dollar. The results of our hedging practices could be positive, neutral or negative in any period depending on price changes of the hedged exposures. We account for derivatives in accordance with Financial Accounting Standards Board Accounting Standards Codificationtm Topic 815, “Derivatives and Hedging,” or FASB ASC 815. These derivatives qualify for hedge accounting if the hedges are highly effective and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges will impact our results of operations and could significantly impact our earnings.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of any of the members of our senior management team for any reason, including resignation or retirement, could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately, or if we experience an interruption in their operation, our business and results of operations could suffer.

All of our major operations, including manufacturing, distribution, sales and accounting, are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood, hurricane and other natural disasters;

•	power loss, computer systems failure, internet and telecommunications or data network failure; and

•	hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our business; result in decreased sales, increased overhead costs, excess inventory and product shortages; and otherwise adversely affect our operations, financial performance and condition. We take significant steps to mitigate the potential impact of each of these risks, but there can be no assurance that these procedures would be completely successful.

We may not be able to effectively integrate future businesses we acquire or joint ventures we enter into.

Any future acquisitions that we might make or joint ventures into which we might enter are subject to various risks and uncertainties, including:

•	the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be spread out in different geographic regions) and to achieve expected synergies;

•	the potential disruption of existing business and diversion of management’s attention from day-to-day operations;

•	the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the United States;

•	the incurrence of contingent obligations that were not anticipated at the time of the acquisitions;

•	the failure to obtain necessary transition services such as management services, information technology services and others;

•	the need or obligation to divest portions of the acquired companies; and

•	the potential impairment of relationships with customers.

In addition, we cannot assure you that the integration and consolidation of newly acquired businesses or joint ventures will achieve any anticipated cost savings and operating synergies. The inability to integrate and consolidate operations and improve operating efficiencies at newly acquired businesses or joint ventures could have a material adverse effect on our business, financial condition and results of operations.

Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

Our operations are capital intensive, requiring us to maintain a large fixed cost base. Our total capital expenditures were $17.0 million and $45.7 million for the years ended December 31, 2009 and 2008, respectively, and $19.1 million and $12.3 million for the nine months ended September 30, 2010 and 2009, respectively.

Our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures.

If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

The manufacture of our tableware products involves the use of automated processes and technologies. We designed much of our glass tableware production machinery internally and have continued to develop and refine this equipment to incorporate advancements in technology. We will continue to invest in equipment and make other capital expenditures to further improve our production efficiency and reduce our cost profile. To the extent that these investments do not generate targeted levels of returns in terms of efficiency or improved cost profile, our financial condition and results of operations could be adversely affected.

Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, copyright and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate. Our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could adopt trademarks similar to our own. In particular, third parties could design around or copy our proprietary furnace, manufacturing and mold technologies, which are important contributors to our competitive position in the glass tableware industry. We may be particularly susceptible to these challenges in countries where protection of intellectual property is not strong. In addition, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

Major devaluation or depreciation of the Mexican peso could result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Crisa’s Mexican peso earnings into U.S. dollars and other currencies upon which we will rely in part to satisfy our debt obligations. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Restrictive exchange rate policies could adversely affect our results of operations and financial condition.

In addition, the government of China imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. In the future, the Chinese government could institute restrictive exchange rate policies for current account transactions. These policies could adversely affect our results of operations and financial condition.

Payment of severance or retirement benefits earlier than anticipated could strain our cash flow.

Certain members of our senior management have employment and change in control agreements that provide for substantial severance payments and retirement benefits. We are required to fund a certain portion of these payments according to a predetermined schedule, but some of our nonqualified obligations are currently unfunded. Should several of these senior managers leave our employ under circumstances entitling them to severance or retirement benefits, or become disabled or die, before we have funded these payments, the need to pay these severance or retirement benefits ahead of their anticipated schedule could put a strain on our cash flow.

We are involved in litigation from time to time in the ordinary course of business.

We are involved in various routine legal proceedings arising in the ordinary course of our business. We do not consider any pending legal proceeding as material. However, we could be adversely affected by legal proceedings in the future, including products liability claims related to the products we manufacture.

Our products are subject to various health and safety requirements and may be subject to new health and safety requirements in the future; these requirements could have a material adverse effect on our operations.

Our glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware and plastic products are subject to certain legal requirements relating to health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on our operations. If any of our products becomes subject to new regulations, or if any of our products becomes specifically regulated by additional governmental or other regulatory entities, the cost of compliance could be material. For example, the U.S. Consumer Product Safety Commission, or CPSC, regulates many consumer products, including glass tableware products that are externally decorated with certain ceramic enamels. New regulations or policies by the CPSC could require us to change our manufacturing processes, which could materially raise our manufacturing costs. In addition, such new regulations could reduce sales of our glass tableware products. Furthermore, a significant order or judgment against us by any such governmental or regulatory entity relating to health or safety matters, or the imposition of a significant fine relating to such matters, may have a material adverse effect on our operations.

Risks Related to the Exchange Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions that may not be successful, in order to satisfy our obligations under our indebtedness.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our debt, including the exchange notes. See “— Risks Related to our Business — Our high level of debt, as well as incurrences of additional debt, may limit our operating flexibility, which could adversely affect our results of operation and financial condition,” “Forward-looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” which are included else where in this prospectus or are incorporated by reference into this prospectus

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our amended and restated ABL Facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation, which could result in you losing your investment in the exchange notes.

Despite our current debt levels, we may still be able to incur substantially more debt in the future. This could further exacerbate the risks described above. The terms of the indenture governing the exchange notes offered hereby do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. The subsidiaries that guarantee the exchange notes are also guarantors under our amended and restated ABL Facility. See “Description of Exchange Notes” and “Description of Other Indebtedness.”

The pledge of the capital stock or other securities of Libbey Glass and our subsidiaries that secure the exchange notes will automatically be released from the lien on them and no longer constitute Collateral for so long as the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The exchange notes and the guarantees will be secured by a second-priority security interest pledge of the stock of us and certain of our subsidiaries. Under the SEC regulations in effect as of the issue date of the exchange notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock or other securities of a subsidiary pledged as part of the Collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indenture governing the exchange notes and the collateral documents provide that any capital stock and other securities of any of our subsidiaries will be excluded from the Collateral for so long as, and only to the extent that, the pledge of such capital stock or other securities to secure the exchange notes and the outstanding notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

As a result, holders of the exchange notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during such period. It may be more difficult, costly and time-consuming for holders of the exchange notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See “Description of Exchange Notes — Collateral.”

The exchange notes will be structurally subordinated to all indebtedness of our existing or future subsidiaries that do not become guarantors of the exchange notes.

You will not have any claim as a creditor against any of our existing subsidiaries that are not guarantors of the exchange notes or against any of our future subsidiaries that do not become guarantors of the exchange notes. Debt and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against those subsidiaries. The exchange notes are not secured by any of the assets of non-guarantor subsidiaries.

For the nine months ended September 30, 2010, we and the guarantor subsidiaries collectively represented approximately 60.7% of our net sales, approximately 51.9% of our operating income and approximately 45.7% of our Adjusted EBITDA. At September 30, 2010, Libbey Glass and our guarantor subsidiaries collectively represented 35.2% of our total assets and 78.3% of our total liabilities, including trade payables, but excluding intercompany liabilities.

In addition, the indenture governing the exchange notes will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

There may not be sufficient Collateral to pay all or any of the exchange notes.

No appraisal of the value of the Collateral has been made in connection with this offering and the value of the Collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the Collateral securing the exchange notes may not produce proceeds in an amount sufficient to pay any amounts due on the exchange notes.

The Credit Agreement Priority Collateral is subject to first-priority liens in favor of the lenders under our amended and restated ABL Facility. The holders of the exchange notes will have second-priority liens on the Credit Agreement Priority Collateral, excluding pledges of stock of subsidiaries to the extent that, as a result of the pledges, the subsidiaries would be required to file separate financial statements with the SEC. Because obligations under our amended and restated ABL Facility are secured on a first-priority basis with respect to the Credit Agreement Priority Collateral, our failure to comply with the terms of that agreement would entitle those lenders to declare all funds borrowed under it to be immediately due and payable. If we were unable to service the debt under our amended and restated ABL Facility, the lenders could foreclose on our assets that serve as Credit Agreement Priority Collateral. As a result, upon any distribution to our creditors, liquidation, reorganization or similar proceedings, or following acceleration of any of our debt or an event of default under our debt, the lenders under the amended and restated ABL Facility will be entitled to be repaid in full from the proceeds of the Credit Agreement Priority Collateral before any payment is made to you from the proceeds of such collateral.

In addition, we have the ability to incur debt that ranks equally with the exchange notes and, subject to certain limitations, secured equally and ratably with the exchange notes. If we incur any additional indebtedness that ranks equally with the exchange notes and is, subject to certain limitations, secured equally and ratably with the exchange notes, the holders of that debt will be entitled to share ratably with holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. Additionally, our amended and restated ABL Facility provides commitments of up to $110.0 million in the aggregate, of which approximately $69.6 million was available as of September 30, 2010. These borrowings will be secured on a first-priority basis by the Credit Agreement Priority Collateral (with the exception of pledges of stock of our subsidiary guarantors to the extent that, as a result of the pledges, they would be required to file separate financial statements with the SEC). We cannot assure you that the Collateral will produce proceeds sufficient to pay both amounts due on the exchange notes, the amended and restated ABL Facility and any such secured debt that ranks equally with the exchange notes.

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of our facilities, the conditions of the glass tableware industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of this Collateral will be sufficient to pay our obligations under our amended and restated ABL Facility or under the exchange notes. The rights of the holders of the exchange notes with respect to the Collateral securing the exchange notes will also be materially limited pursuant to the terms of an intercreditor agreement.

To the extent that pre-existing liens, liens permitted under the indenture governing the exchange notes and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of obligations secured by first-priority liens), encumber any of the Collateral securing the exchange notes and the guarantees, those parties have or may exercise rights and remedies with respect to the Collateral that could adversely affect the value of the Collateral and the ability of the collateral agent for the exchange notes, the trustee under the indenture or the holders of the exchange notes to realize or foreclose on the Collateral.

Other secured indebtedness, including under our amended and restated ABL Facility, will be effectively senior to the exchange notes to the extent of the value of the Credit Agreement Priority Collateral.

Our amended and restated ABL Facility is collateralized by a first-priority lien in the Credit Agreement Priority Collateral. We may also incur additional future indebtedness permitted by the indenture that is secured by a first-priority lien on the Credit Agreement Priority Collateral. As of September 30, 2010, we had $69.6 million of undrawn availability under the amended and restated ABL Facility, after giving effect to borrowing base limitations, other reserves and $18.4 million of letters of credit. The exchange notes and the related guarantees will be secured, subject to permitted liens, by a second-priority lien in the Credit Agreement Priority Collateral. Holders of the indebtedness under our amended and restated ABL Facility and any other indebtedness collateralized by a first-

priority lien in the Credit Agreement Priority Collateral will be entitled to receive proceeds from the realization of value of the Credit Agreement Priority Collateral to repay such indebtedness in full before the holders of the exchange notes will be entitled to any recovery from such collateral. Accordingly, holders of the exchange notes will only be entitled to receive proceeds from the realization of value of the Credit Agreement Priority Collateral after all indebtedness and other obligations under our amended and restated ABL Facility and any other obligations secured by first-priority liens on the Credit Agreement Priority Collateral are repaid in full. As a result, the exchange notes will be effectively junior in right of payment to indebtedness under our amended and restated ABL Facility and any other indebtedness collateralized by a first-priority lien in the Credit Agreement Priority Collateral, to the extent of the realizable value of such collateral.

The lien ranking provisions of the indenture and other agreements relating to the Credit Agreement Priority Collateral securing the exchange notes will limit the rights of holders of the exchange notes with respect to certain collateral, even during an event of default.

The rights of the holders of the exchange notes with respect to the Credit Agreement Priority Collateral will be substantially limited by the terms of the lien ranking agreements set forth in the indenture and the intercreditor agreement, even during an event of default. Under the indenture and the intercreditor agreement, at any time that obligations that have the benefit of first-priority liens are outstanding, any actions that may be taken with respect to (or in respect of) such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of such collateral from the lien of, and waivers of past defaults under, such documents relating to such collateral, will be at the direction of the holders of the obligations secured by the first-priority liens, and the holders of the exchange notes secured by lower priority liens may be adversely affected. See “Description of Exchange Notes — Collateral — Assets Pledged as Collateral” and “Description of Exchange Notes — Amendments and Waivers.” Under the terms of the intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens on the Credit Agreement Priority Collateral are outstanding, if the holders of such indebtedness release the Credit Agreement Priority Collateral for any reason whatsoever (other than any such release granted following the discharge of obligations with respect to the amended and restated ABL Facility), including, without limitation, in connection with any sale of assets, the second-priority security interest in such Credit Agreement Priority Collateral securing the exchange notes will be automatically and simultaneously released without any consent or action by the holders of the exchange notes, subject to certain exceptions. The Credit Agreement Priority Collateral so released will no longer secure our and the guarantors’ obligations under the exchange notes and the guarantees.

In addition, because the holders of the indebtedness secured by first-priority liens in the Credit Agreement Priority Collateral control the disposition of the Credit Agreement Priority Collateral, such holders could decide not to proceed against the Credit Agreement Priority Collateral, regardless of whether there is a default under the documents governing such indebtedness or under the indenture governing the exchange notes. In such event, the only remedy available to the holders of the exchange notes would be to sue for payment on the exchange notes and the related guarantees. The indenture and the intercreditor agreement contain certain provisions benefiting holders of indebtedness under our amended and restated ABL Facility, including provisions prohibiting the trustee and collateral agent under the exchange notes from objecting following the filing of a bankruptcy petition to a number of important matters regarding the collateral and the financing to be provided to us. After such filing, the value of this collateral could materially deteriorate and holders of the exchange notes would be unable to raise an objection. In addition, the right of holders of obligations secured by first-priority liens to foreclose upon and sell such collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding. The intercreditor agreement also gives the holders of first-priority liens on the Credit Agreement Priority Collateral the right to access and use the collateral that secures the exchange notes to allow those holders to protect the Credit Agreement Priority Collateral and to process, store and dispose of the Credit Agreement Priority Collateral.

The Credit Agreement Priority Collateral will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under our amended and restated ABL Facility and other creditors that have the benefit of first-priority liens on such collateral from time to time, whether on or after the date the exchange notes and guarantees are issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the Credit Agreement Priority Collateral securing the exchange notes as well as the ability of the exchange notes collateral agent to realize or foreclose on such collateral.

The waiver in the intercreditor agreement of rights of marshaling may adversely affect the recovery rates of holders of the exchange notes in a bankruptcy or foreclosure scenario.

The exchange notes and the guarantees are secured on a second-priority lien basis by the Credit Agreement Priority Collateral. The intercreditor agreement provides that, at any time obligations having the benefit of the first-priority liens on the Credit Agreement Priority Collateral are outstanding, the holders of the exchange notes, the trustee under the indenture governing the exchange notes and the collateral agent for the exchange notes may not assert or enforce any right of marshaling accorded to a junior lienholder, as against the holders of such indebtedness secured by first-priority liens in the Credit Agreement Priority Collateral. Without this waiver of the right of marshaling, holders of such indebtedness secured by first-priority liens in the Credit Agreement Priority Collateral would likely be required to liquidate collateral on which the exchange notes did not have a lien, if any, prior to liquidating the Credit Agreement Priority Collateral, thereby maximizing the proceeds of the Credit Agreement Priority Collateral that would be available to repay our obligations under the exchange notes. As a result of this waiver, the proceeds of sales of the Credit Agreement Priority Collateral could be applied to repay any indebtedness secured by first-priority liens in the Credit Agreement Priority Collateral before applying proceeds of other collateral securing indebtedness, and the holders of exchange notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the exchange notes.

If a bankruptcy petition were filed by or against us, holders of exchange notes might receive less for their bankruptcy claim than they would have been entitled to receive under the indenture governing the exchange notes.

If a bankruptcy petition were filed by or against us under U.S. bankruptcy law after the issuance of the exchange notes, the claim by any holder of the exchange notes for the principal amount of the exchange notes might be limited, and holders of the exchange notes under these circumstances might receive less than they would be entitled to receive under the terms of the indenture governing the exchange notes, even if sufficient funds were available to pay the full amounts due under the indenture.

In the event of a bankruptcy of us or any of the guarantors, holders of the exchange notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the exchange notes exceed the fair market value of the Collateral securing the exchange notes.

In any bankruptcy proceeding with respect to us or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the Collateral with respect to the exchange notes on the date of the bankruptcy filing was less than the then-current principal amount of the exchange notes. Upon a finding by the bankruptcy court that the exchange notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the exchange notes would be bifurcated between a secured claim in an amount equal to the value of the Collateral and an unsecured claim with respect to the remainder of its claim which would not be entitled to the benefits of security in the Collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the exchange notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the exchange notes to receive “adequate protection” under federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at any time prior to such a finding of under-collateralization, those payments would be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the exchange notes.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest can be perfected only at the time the property and rights are acquired and identified. There can be no assurance that the collateral agent under our amended and restated ABL Facility or the trustee or the collateral agent for the exchange notes will monitor, or that we will inform the collateral agent under our amended and restated ABL Facility or the trustee or the collateral agent for the exchange notes of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The collateral agent for the exchange notes has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest in favor of the exchange notes against third parties.

The trustee under the indenture may be unable to foreclose on the Collateral, or exercise associated rights, and pay you any amount due on the exchange notes.

Under the indenture governing the exchange notes, if an event of default occurs, including defaults in payment of interest or principal on the exchange notes when due at maturity or otherwise, the trustee may accelerate the exchange notes and, among other things, the collateral agent appointed under the indenture may initiate proceedings to foreclose on the collateral securing the exchange notes and exercise associated rights. The right of the collateral agent to repossess and dispose of the Collateral after the occurrence of an event of default is likely to be significantly impaired or, at a minimum, delayed by applicable U.S. bankruptcy laws if a bankruptcy proceeding involving Libbey Inc., Libbey Glass or any subsidiary guarantor were to be commenced prior to the trustee’s disposition of the Collateral. For example, under applicable U.S. bankruptcy laws, a secured creditor is prohibited from repossessing and selling its collateral from a debtor in a bankruptcy case without bankruptcy court approval. Under any of these circumstances, you may not be fully compensated for your investment in the exchange notes in the event of a default by Libbey Glass.

State law may limit the ability of the collateral agent, trustee and the holders of the exchange notes to foreclose on the real property and improvements included in the Collateral.

The exchange notes will be secured by, among other things, liens on real property and improvements located in the states of Ohio, Louisiana and Wisconsin. The laws of those states may limit the ability of the trustee and the holders of the exchange notes to foreclose on the improved real property Collateral located in those states. Laws of those states govern the perfection, enforceability and foreclosure of mortgage liens against real property interests which secure debt obligations such as the exchange notes. These laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even if it has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing laws may also impose security first and one form of action rules, which rules can affect the ability to foreclose or the timing of foreclosure on real and personal property collateral regardless of the location of the collateral and may limit the right to recover a deficiency following a foreclosure.

You and the trustee also may be limited in your ability to enforce a breach of the “no liens” and “no transfers or assignments” covenants. Some decisions of state courts have placed limits on a lender’s ability to prohibit and to accelerate debt secured by real property upon breach of covenants prohibiting sales or assignments or the creation of certain junior liens or leasehold estates, and the lender may need to demonstrate that enforcement of such covenants is reasonably necessary to protect against impairment of the lender’s security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the trustee and the holders of the exchange notes from declaring a default and accelerating the exchange notes by reason of a breach of this covenant, which could have a material adverse effect on the ability of holders to enforce the covenant.

Delivery of mortgages or security interests in other Collateral after the issue date increases the risk that the mortgages or other security interests could be avoidable in bankruptcy.

We intend to secure certain other Collateral after the issue date. If we or any guarantor were to become subject to a bankruptcy proceeding after the issue date of the exchange notes, any mortgage or security interest in other Collateral delivered after the issue date of the exchange notes would face a greater risk than security interests in place on the issue date of being avoided by the pledgor (as debtor in possession) or by its trustee in bankruptcy as a preference under bankruptcy law if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, if the pledge permits the holders of the exchange notes to receive a greater recovery than if the pledge had not been given, and if a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. To the extent that the grant of any such mortgage or other security interest is avoided as a preference, you would lose the benefit of the mortgage or security interest. As more fully described herein, certain of the assets securing the exchange notes will not be subject to a valid and perfected security interest on the closing date.

In the event of a bankruptcy, the ability of the holders of the exchange notes to realize upon the Collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the exchange notes to realize upon the Collateral will be subject to certain bankruptcy law limitations in the event of a bankruptcy. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor in a bankruptcy case, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but is intended in general to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether payments under the exchange notes would be made following commencement of and during a bankruptcy case, whether or when the trustee under the indenture for the exchange notes could foreclose upon or sell the Collateral or whether or to what extent holders of exchange notes would be compensated for any delay in payment or loss of value of the Collateral through the provision of “adequate protection.”

The value of the Collateral securing the exchange notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, you will only be entitled to post-petition interest, fees, costs or charges under U.S. bankruptcy laws to the extent that the value of their security interest in the Collateral is greater than the amount of their pre-bankruptcy claim. If you have a security interest in Collateral with a value equal or less than your pre-bankruptcy claim as a holder of the exchange notes, you will not be entitled to post-petition interest under U.S. bankruptcy laws. We have not prepared any appraisal of the fair market value of the Collateral in connection with this offering and we therefore cannot assure you that the value of your interest in the Collateral equals or exceeds the principal amount of the exchange notes. If the value of the Collateral is less than the principal amount of the exchange notes, then in the event of a bankruptcy, you will have only an unsecured claim against Libbey Inc., Libbey Glass and the subsidiary guarantors to the extent of such shortfall.

There may not be sufficient Collateral to pay all or any of the exchange notes. See “— There may not be sufficient Collateral to pay all or any of the exchange notes” and “Description of Exchange Notes.”

There are circumstances other than repayment or discharge of the exchange notes under which the Collateral securing the exchange notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, all or a portion of the Collateral may be released, including:

•	to enable the sale, transfer or other disposal of such Collateral in a transaction not prohibited under the indenture or the amended and restated ABL Facility, including the sale of any entity in its entirety that owns or holds such Collateral;

•	with respect to Collateral held by a guarantor, upon the release of such guarantor from its guarantee; and

•	with respect to any Credit Agreement Priority Collateral, upon any release by the lenders under our amended and restated ABL Facility of their first-priority security interest in such Credit Agreement Priority Collateral (other than any such release granted following the discharge of the obligations with respect to the amended and restated ABL Facility).

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture.

The indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the exchange notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the exchange notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under the amended and restated ABL Facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the Collateral securing the exchange notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Exchange Notes.”

The Collateral is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the exchange notes and the guarantees.

In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays.

Guarantees of the exchange notes may be released.

In addition, the exchange notes will be guaranteed by each of our future restricted domestic subsidiaries that guarantees any of the debt of Libbey Glass or debt of any subsidiary guarantor. Under the terms of the indenture, a guarantee of the exchange notes made by a exchange note guarantor will be released without any action on the part of the trustee or any holder of exchange notes if the collateral agent under our amended and restated ABL Facility releases the guarantee of the obligations under our amended and restated ABL Facility made by that exchange note guarantor and it is released from all other guarantees of our debt (unless the exchange note guarantor remains a guarantor of our other debt) so long as the remaining debt of such subsidiary is permitted to have been incurred by a non-guarantor subsidiary. See “Description of Exchange Notes — Note Guarantees.”

Restrictive covenants may adversely affect our operations.

Our amended and restated ABL Facility and the indenture that will govern the exchange notes contain various covenants that limit our ability to, among other things:

•	incur additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	incur liens;

•	engage in sale/leaseback transactions;

•	restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person; and

•	enter into new lines of business.

Upon the occurrence of an event of default under our amended and restated ABL Facility, the lenders could elect to declare all amounts outstanding under our amended and restated ABL Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our amended and restated ABL Facility could proceed against the Collateral granted to them to secure that debt. See “Description of Other Indebtedness.”

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

A portion of our indebtedness, primarily our amended and restated ABL Facility, is at variable rates of interest, exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. The interest rates payable under the amended and restated ABL Facility will depend on the type of loan plus an applicable margin. As of September 30, 2010, the applicable margin of the LIBOR loans under our amended and restated ABL Facility currently is 3.50% and for the CBFR loans under our amended and restated ABL Facility is 2.50%. As of September 30, 2010, we have $0 drawn on the facilities.

We may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount, plus accrued and unpaid interest. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient funds. Further, we may be contractually restricted under the terms of our amended and restated ABL Facility or other future senior debt from repurchasing all of the exchange notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase your exchange notes unless we are able to refinance or obtain waivers under the amended and restated ABL Facility or other senior debt, as applicable. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indenture governing the exchange notes and a cross-default under our amended and restated ABL Facility. Our amended and restated ABL Facility also provides that a change of control, as defined in the facility, will be a default that permits lenders to accelerate the maturity of borrowings under the agreement and, if that debt is not paid, to enforce security interests in the collateral securing that debt, thereby limiting our ability to raise cash to purchase the exchange notes, and reducing the practical benefit of the offer-to-purchase provisions to the holders of the exchange notes. Any of our future debt agreements may contain similar provisions.

In addition, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such a transaction constitutes a “Change of Control” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control,” as defined in the indenture, that would trigger our obligation to repurchase the exchange notes. Therefore, if an event occurs that does not constitute a “Change of Control,” as defined in the indenture, we will not be required to make an offer to repurchase the exchange notes and you may be required to continue to hold your exchange notes despite the event. See “Description of Other Indebtedness” and “Description of Exchange Notes — Change of Control.”

Federal and state fraudulent transfer laws permit a court to void the exchange notes and the guarantees. If that occurs, you may not receive any payments on the exchange notes.

The issuance of the exchange notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under these laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the exchange notes or a guarantee and, in the case of (2) only, any of the following is also true:

•	we or any of our guarantors were or was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the exchange notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the exchange notes or guarantee or subordinate the exchange notes or guarantee to presently existing and future debt that we or the guarantor may owe, or require the holders of the exchange notes to repay any amounts received with respect to the exchange notes or guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the exchange notes. Further, the voidance of the exchange notes could result in an event of default with respect to our other debt and that of our guarantors that could result in acceleration of the debt.

Generally, an entity would be considered insolvent if, at the time it incurred debt:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or, regardless of the standard that a court were to use, that the issuance of the exchange notes and the guarantees would not be subordinated to our or any guarantor’s other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the exchange notes.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are new issues of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers have advised us that they intend to make a market in the exchange notes, if issued, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. Therefore, we cannot assure you that you will be able to sell your exchange notes at a particular time or the price that you receive when you sell will be favorable.

The exchange notes will be treated as issued with original issue discount.

The exchange notes will be treated as issued with OID for U.S. federal income tax purposes because the stated principal amount of the exchange notes exceeded their issue price by more than a de minimis amount. Thus in addition to stated interest on the exchange notes, U.S. holders will be required to include the original issue discount in gross income (as ordinary income) for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash payments to which the income is attributable (regardless of a holder’s method of tax accounting). See “Material U.S. Federal Income Tax Considerations.”

THE EXCHANGE OFFER

Purpose and Effect

In connection with the sale by us of the outstanding notes on February 8, 2010, we and the guarantors entered into a registration rights agreement, dated February 8, 2010, with the initial purchasers of the outstanding notes, which requires that we use our commercially reasonable efforts to file with the SEC, and to cause to become effective a registration statement under the Securities Act with respect to the exchange notes and, upon effectiveness of that registration statement, to offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our commercially reasonable efforts to complete the exchange within 365 days after the date of issuance of the outstanding notes.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and below is a summary of the material provisions of the registration rights agreement. For a more complete understanding of the registration rights agreement, we encourage you to read the actual agreement as it, and not this description, governs your rights as holders of the outstanding notes. If the exchange offer is timely completed, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes that are not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of business;

•	the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of the exchange notes.

In the event that:

•	we and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

•	the exchange offer is not for any other reason completed within 365 days after the date of issuance of the outstanding notes; or

•	any holder of outstanding notes notifies us within 90 business days following the date the registration statement is declared effective that it holds outstanding notes that are or were ineligible to be exchanged in the exchange offer, we must use commercially reasonable efforts to cause to be filed a “shelf” registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of exchange notes;

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; or

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the SEC’s staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on January 24, 2011 or such date and time to which we extend the offer. Outstanding notes may be tendered only in minimum denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the applicable indenture relating to the outstanding notes.

As of the date of this prospectus, outstanding notes representing $400.0 million in aggregate principal amount of notes were outstanding and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given written notice thereof to The Bank of New York Mellon Trust Company, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “— Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 12:00 midnight, New York City time, on January 24, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will as promptly as practicable distribute to the holders of the outstanding notes a prospectus supplement or, if appropriate, an updated prospectus from a post-effective amendment to the registration statement of which this prospectus is a part, disclosing the change and extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment to the exchange offer and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Procedures for Tendering Outstanding Notes

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. Holders must follow the procedures set forth in this prospectus and the related letter of transmittal. Except as set forth under the heading “— Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of a book-entry transfer, which we refer to as a book-entry confirmation, of outstanding notes into the exchange agent’s account at The Depository Trust Company, or DTC, pursuant to the book-entry transfer procedure described below under the caption “Book-Entry Transfer”; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under the heading “— Exchange Agent” prior to the expiration date (or, if applicable, the book-entry procedures described below under “Book-Entry Transfer” must be complied with).

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that, instead of using delivery by mail, you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for you.

No alternative, conditional or contingent tenders will be accepted. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent’s message through DTC (as described below), waives any right to receive any notice of the acceptance of such tender.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to as an eligible institution, unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “eligible guarantor institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible institution.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed or accompanied by a properly completed bond power in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as we and the guarantors or the trustee under the indenture for the outstanding notes may require in accordance with the restrictions on transfer applicable to the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal of tendered outstanding notes, will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the heading “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of the exchange notes.

In all cases, issuances of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC, a completed letter of transmittal, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal, and any other documents required by the letter of transmittal. Such exchange will be made promptly after the expiration date. If for any reason whatsoever, acceptance for exchange or the exchange of any outstanding notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of original notes) or we extend the exchange offer or are unable to accept for exchange or exchange any outstanding notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-l under the Exchange Act, retain tendered original notes and such original notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the caption “Withdrawal Rights.”

If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by the broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message must in any case be transmitted to and received by the exchange agent on or prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. The Depository Trust Company’s Automated Tender Offer Program, or “ATOP,” is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent (the agent’s message). To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or “NYSE,” trading days after the date of execution of the notice of guaranteed delivery, the letter of transmittal (or a copy thereof), together with certificates for all physically tendered outstanding notes (or a book-entry confirmation and an agent’s message, as the case may be), in proper form for transfer, will be deposited by the eligible institution with the exchange agent; and

•	a properly executed letter of transmittal (or a copy thereof), as well as the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation and an agent’s message, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any the outstanding notes are to be registered, if different from that of the depositor.

If the outstanding notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected.

Any permitted withdrawal of outstanding notes may not be rescinded. Any outstanding notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. However, properly withdrawn outstanding notes may be retendered by following one of the procedures described in this prospectus under the caption “The Exchange Offer — Procedures for Tendering Outstanding Notes” at any time prior to the expiration date.

All questions as to the validity, form, eligibility and time of receipt of the notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates any applicable law or applicable interpretation of the Staff of the SEC.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the exchange offer in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at the time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use commercially reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York Mellon Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

The Bank of New York Mellon
Corporate Trust Operations
480 Washington Boulevard — 27th floor
Reorganization Unit
Jersey City, NJ 07310
Attn: William Buckley

By Facsimile: (212) 298-1915

For Information or Confirmation by Telephone: (212) 815-5788

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

Effect of Not Tendering

Holders of the outstanding notes do not have any appraisal or dissenters’ rights in the exchange offer. Participation in the exchange offer is voluntary, and any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See “The Exchange Offer — Purpose and Effect.”

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated February 8, 2010, by and among us, the guarantors and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer.

On February 8, 2010, we used the net proceeds from the offering of the outstanding notes to refinance existing indebtedness and pay related fees and expenses.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of September 30, 2010 on an actual basis. This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes which are incorporated by reference into this prospectus.

Actual as of
September 30, 2010
(Dollars in thousands)

Cash and equivalents	$35,568

Debt:
Outstanding Notes	$400,000
Other	59,741

Total debt — gross	459,741
Less: Unamortized discounts	6,689
Plus: Carrying value adjustment on debt related to the Interest Rate Agreement	3,050

Total debt	456,102
Total shareholders’ equity	8,353

Total capitalization	$464,455

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The consolidated financial data set forth below as of and for fiscal years ended 2009, 2008 and 2007 have been derived from our consolidated financial statements, which are incorporated by reference into this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The consolidated financial data set forth below as of and for fiscal years ended 2006 and 2005 have been derived from audited consolidated financial statements that are not included in this prospectus. The historical consolidated financial data for the nine-month periods ended September 30, 2010 and 2009 have been derived from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair statement of that information for these periods. The financial data presented for the interim periods are not necessarily indicative of our results for the full year.

The selected historical consolidated financial data below should be read in conjunction with “Prospectus Summary— Summary Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes, which are incorporated by reference into this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2009	2008	2007	2006	2005	2010		2009
	(Dollars in thousands, except per-share amounts)

Statement of operations data:
Net sales	$748,635	$810,207	$814,160	$689,480	$568,133	$576,947		$540,557
Freight billed to customers	1,605	2,422	2,207	2,921	1,932	1,311		1,163

Total revenues	750,240	812,629	816,367	692,401	570,065	578,258		541,720
Cost of sales	617,095 (1)	703,292 (1)	658,698	569,237 (3)	483,523 (3)	454,665	(2)	453,761 (2)

Gross profit	133,145	109,337	157,669	123,164	86,542	123,593		87,959
Selling, general and administrative expenses	94,900 (1)	88,451	91,568	87,566 (3)	71,535 (3)	72,878	(2)	69,699 (2)
Impairment of goodwill and other intangible assets	—	11,889 (1)	—	—	9,179 (3)	—		—
Special charges	1,631 (1)	14,545 (1)	—	16,334 (3)	14,745 (3)	1,088	(2)	974 (2)

Income (loss) from operations	36,614	(5,548)	66,101	19,264	(8,917)	49,627		17,286
Gain on redemption of debt	—	—	—	—	—	56,792	(2)	—
Equity earnings (loss) — pre-tax	—	—	—	1,986	(4,100)	—		—
Other income (expense)	4,053 (1)	1,119 (1)	8,778	(3,236)	2,567	916	(2)	5,424 (2)

Earnings (loss) before interest, income taxes and non-controlling interest	40,667	(4,429)	74,879	18,014	(10,450)	107,335		22,710
Interest expense	66,705	69,720	65,888	46,594 (3)	15,255	33,243		52,162

(Loss) earnings before income taxes and non-controlling interest	(26,038)	(74,149)	8,991	(28,580)	(25,705)	74,092		(29,452)
Provision for (benefit from) income taxes	2,750	6,314	11,298	(7,747)	(6,384)	6,769		(7,756)

Net (loss) income	(28,788)	(80,463)	(2,307)	(20,833)	(19,321)	67,323		(21,696)
Less: Net income attributable to the non-controlling interest	—	—	—	66	34	—		—

Net (loss) income attributable to Libbey Inc.	$(28,788)	$(80,463)	$(2,307)	$(20,899)	$(19,355)	$67,323		$(21,696)

Net (loss) income per share:
Basic	$(1.90)	$(5.48)	$(0.16)	$(1.47)	$(1.39)	$3.98		$(1.45)

Diluted	$(1.90)	$(5.48)	$(0.16)	$(1.47)	$(1.39)	$3.26		$(1.45)

Other financial data:
Capital expenditures	17,005	45,717	43,121	73,598	44,270	19,122		12,287
Depreciation and amortization	43,166	44,430	41,572	35,720	32,481	30,994		32,875
Cash dividends declared per common share	—	0.10	0.10	0.10	0.40	—		—
Statement of cash flows data:
Net cash provided by (used in) operating activities	102,148	(1,040)	51,457	54,858	38,113	(10,833)		65,729
Net cash (used in) investing activities	(16,740)	(45,600)	(34,908)	(152,032)	(73,006)	(27,537)		(12,027)
Net cash (used in) provided by financing activities	(43,565)	25,828	(22,407)	135,298	31,891	19,055		(36,273)

						As of
	Year Ended December 31,					September 30,
	2009	2008	2007	2006	2005	2010	2009

Balance sheet data (at end of period):
Cash and equivalents	$55,089	$13,304	$36,539	$41,766	$3,242	$35,568	$30,648
Working Capital(4)	167,601	206,886	213,819	200,060	162,426	211,011	192,555
Property, plant and equipment — net	290,013	314,847	327,303	314,473	202,398	272,723	296,862
Total assets	794,813	821,554	899,471	878,131	595,784	814,783	799,177
Total debt (including current maturities)	515,239	550,257	496,634	491,232	261,679	456,102	526,699
Shareholders’ (deficit) equity attributable to Libbey Inc.	(66,907)	(57,889)	93,115	87,850	119,605	8,353	(61,992)

(1)	The table below is a summary of the 2009 and 2008 special items and reflects the classification of these items in our consolidated statements of operations. See notes 7 and 9 to our Consolidated Financial Statements for the year ended December 31, 2009, which are incorporated by reference into this prospectus, for further details on the pension settlement charges, facility closures, goodwill and intangible asset impairment charges and fixed asset impairment charges.

	Pension				Goodwill and
	Settlement		Facility		Intangible		Fixed Asset
	Charges(b)		Closures(b)		Asset Impairment		Impairment		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(Dollars in thousands)

Cost of sales	$—	$—	$1,960	$14,199	$—	$—	$—	$4,482	$1,960	$18,681
Selling, general and administrative expenses	3,190	—	—	—	—	—	—	—	3,190	—
Impairment of goodwill and other intangible assets(a)	—	—	—	—	—	11,889	—	—	—	11,889
Special charges(a)(b)	—	—	1,631	14,545	—	—	—	—	1,631	14,545
Other expense	—	—	232	383	—	—	—	—	232	383

Total special items (income) expense	$3,190	$—	$3,823	$29,127	$—	$11,889	$—	$4,482	$7,013	$45,498

(a)	Special charges reflect a reclassification of impairment of intangible assets of $2.5 million from special charges to impairment of goodwill and other intangible assets.

(b)	Total pension settlement charges for 2009 were $3.7 million. Of this total, $0.5 million is related to employee reductions at closed facilities and is reported in the facility closure amounts in the above table.

(2)	The table below is a summary of the special items for the nine months ended September 30, 2010 and 2009 and reflects the classification of these items in our condensed consolidated statements of operations. See notes 4, 5 and 7 to our Condensed Consolidated Financial Statements for the nine months ended September 30, 2010 and 2009, which are incorporated by reference into this prospectus, for further details on the pension settlement charges, facility closures, redemption of debt, fixed asset and inventory impairment and other.

	Pension						Fixed Asset and
	Settlement		Facility		Redemption of		Inventory
	Charges		Closures		Debt		Impairment		Other(a)		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(Dollars in thousands)

Cost of sales	$—	$—	$—	$1,983	$—	$—	$3,265	$—	$(945)	$—	$2,320	$1,983
Selling, general and administrative expenses	—	2,955	—	—	—	—	—	—	1,096	—	1,096	2,955
Special charges	—	—	388	974	—	—	700	—	—	—	1,088	974
Gain on redemption of debt	—	—	—	—	(56,792)	—	—	—	—	—	(56,792)	—
Other expense	—	—	130	213	—	—	—	—	—	—	130	213

Total special items (income) expense	$—	$2,955	$518	$3,170	$(56,792)	$—	$3,965	$—	$151	$—	$(52,158)	$6,125

(a)	Other includes an insurance claim recovery and expenses related to the secondary stock offering.

(3)	The table below is a summary of the 2006 and 2005 special items and reflects the classification of these items in our consolidated statements of operations. See notes 7, 9, 10 and 12 to our Consolidated Financial Statements for the year ended December 31, 2006, which are not included in this prospectus, for further details on the capacity realignment, salaried workforce reduction program, Syracuse China asset impairment and other charges, pension settlement accounting, Crisa restructuring and write off of finance fees.

			Salaried		Syracuse China
			Workforce		Asset Impairment		Pension
	Capacity		Reduction		and Other		Settlement		Crisa		Write Off of
	Realignment		Program		Charges		Accounting		Restructuring		Finance Fees		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	(Dollars in thousands)

Cost of sales	$—	$—	$—	$867	$—	$1,098	$—	$—	$2,158	$—	$—	$—	$2,158	$1,965
Selling, general and administrative expenses	—	—	—	1,347	—	—	2,045	—	—	—	—	—	2,045	1,347
Impairment of goodwill and other intangible assets	—	—	—	—	—	9,179	—	—	—	—	—	—	—	9,179
Special charges	(298)	1,073	(70)	2,494	—	6,257	—	4,921	16,702	—	—	—	16,334	14,745
Interest expense	—	—	—	—	—	—	—	—	—	—	4,906	—	4,906	—

Total special items (income) expense	$(298)	$1,073	$(70)	$4,708	$—	$16,534	$2,045	$4,921	$18,860	$—	$4,906	$—	$25,443	$27,236

(4)	We define Working Capital as net accounts receivable plus net inventories less accounts payable. The table below is a reconciliation of Working Capital.

Reconciliation of Working Capital

	Year Ended December 31,					As of September 30,
	2009	2008	2007	2006	2005	2010	2009
	(Dollars in thousands)

Accounts receivable-net	$82,424	$76,072	$93,333	$96,783	$78,497	$110,574	$91,119
Plus: Inventories-net	144,015	185,242	194,079	168,402	128,894	159,374	153,523
Less: Accounts payable	58,838	54,428	73,593	65,125	44,965	58,937	52,087

Working Capital	$167,601	$206,886	$213,819	$200,060	$162,426	$211,011	$192,555

We believe that Working Capital is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

Working Capital is used in conjunction with and in addition to results presented in accordance with GAAP. Working Capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under GAAP. Working Capital may not be comparable to similarly titled measures reported by other companies.

BUSINESS

Our Company

We believe we are a leading manufacturer and marketer of glass tableware products worldwide and the largest in the Western Hemisphere. Our product portfolio consists of an extensive line of high quality, machine-made glass tableware, including casual glass beverageware, in addition to ceramic dinnerware, metalware, and plasticware. We sell our products to foodservice, retail, industrial and business-to-business customers in over 100 countries, with our core North American market accounting for approximately 76% of our net sales in 2009. We are the largest manufacturer and marketer of casual glass beverageware in North America for the foodservice and retail channels. Additionally, we believe we are a leading manufacturer and marketer of casual glass beverageware in Europe and have a growing presence in Asia.

We have a robust portfolio of glass tableware brands, with Libbey® and Crisa® enjoying leading market positions and strong recognition in North America and Royal Leerdam® and Crisal Glass® enjoying strong recognition among customers within their respective key trade channels in Europe. In addition, in North America we market a range of products across complementary foodservice categories under the Syracuse® China, World® Tableware and Traex® brands.

Our sales to the U.S. and Canadian foodservice channel represent our largest activity. We believe we enjoy a preeminent position in this channel and have an extensive and well established distribution network. Due to the substantial initial investment in glass beverageware that foodservice establishments make and associated high switching costs, sales to the foodservice channel are highly repetitive in nature. We believe that a significant majority of our sales to the U.S. and Canadian foodservice channel represent sales to replace glass beverageware that is broken, damaged or missing. In addition, while the initial investment by foodservice establishments in glass beverageware is substantial, we believe that foodservice establishments are not highly sensitive to increases in glass beverageware prices, since the cost of glass beverageware is a minor component of the profitability of beverage sales. As a result, in addition to implementing, effective November 1, 2010, price increases in the U.S. and Canadian foodservice channel, we have implemented price increases in 37 of the previous 40 years. Accordingly, we believe that our leading position, together with our large installed base of products, represent a significant competitive strength. Additionally, we believe that our ability to differentiate our offering to the foodservice channel through the breadth of our product line and the high level of service that we are capable of providing represents an additional competitive strength.

The North American retail channel is another area of strength in our glass tableware business. Our innovative products, speed to market, superior service level and increasing cost competitiveness, supported by our strong brands, have enabled us to achieve supplier of choice status with many leading retailers.

We believe that our product innovation and our proprietary manufacturing processes and technologies are core competencies. Together with our reputation for quality, reliable service and speed to market, these distinctive capabilities underpin our leading market positions, as they enable us to introduce innovative products in a timely and cost efficient manner to address market trends and changing customer needs. We have an extensive manufacturing footprint comprised of six glass tableware production facilities and one plant that produces plastic products for the foodservice industry. Over the last seven years, we have successfully realigned our manufacturing footprint to improve our cost structure and better position us for continued profitable growth. For the year ended December 31, 2009, approximately 42% of our net sales were derived from operations outside the United States and approximately half of our glass products were produced in low-cost countries, including Mexico, China and Portugal. Additionally, we operate distribution centers at or near each of our manufacturing facilities as well as in other strategic locations, giving us the ability to distribute our products to more than 100 countries and enabling us to provide high service levels.

Our foodservice customers comprise approximately 500 distributors in the United States and Canada, wholesale distributors in Mexico and a broad network of distributors in Europe and East Asia. In the retail channel, we sell to a wide variety of top retailers, including leading mass merchants, department stores, retail chains and specialty housewares stores, as well as to retail distributors. In the business-to-business channel, our customers primarily include companies that utilize our products in candle and floral applications, gourmet food packaging companies, and companies that utilize our products in various OEM applications. In addition, in Europe we service large breweries and distilleries for which products are decorated with brand logos for promotional and resale purposes.

We are headquartered in Toledo, Ohio and trace our roots to 1818. We achieved net sales of $785.0 million for the twelve months ended September 30, 2010 and net sales of $748.6 million for the year ended December 31, 2009. For the twelve months ended September 30, 2010 we achieved net income of $60.2 million and net loss of $28.8 million for the year ended December 31, 2009. We achieved Adjusted EBITDA of $115.3 million for the twelve months ended September 30, 2010 and Adjusted EBITDA of $90.1 million for the year ended December 31, 2009. Adjusted EBITDA is a non-GAAP financial measure; see footnote 3 under the caption “Prospectus Summary — Summary Historical Consolidated Financial and Other Data” for a reconciliation of net (loss) income to Adjusted EBITDA.

Our Competitive Strengths

Leading market position.  We believe we are a leading manufacturer and marketer of glass tableware products worldwide and the largest in the Western Hemisphere. We are the leading manufacturer and marketer of casual glass beverageware in the United States, where management estimates that, within the attractive U.S. foodservice channel, we have a 58% market share, which we believe is significantly in excess of the market share of our largest competitor. In the retail channel, we increased our leading share of the U.S. market for the fourth year in a row and, according to the Retail Tracking Services of NPD Group, an independent provider of retail sales tracking data in the houseware industry, we had a market share of 42.1% as of 2009. We believe we are also the leading manufacturer and marketer of glass tableware in Mexico, where management estimates we have a 58% share of the market, which we believe is significantly in excess of the market share of our largest competitor. Due to our established relationships with major retailers, we enjoy strong product placement and prominent shelf positions. In addition to our prominent position in the North American market for casual glass beverageware, we believe we are a leading provider of ceramic dinnerware and metalware to the U.S. foodservice channel through our Syracuse China and World Tableware subsidiaries. In the European Union, we believe we are a leading glass beverageware manufacturer and marketer with our Royal Leerdam (the Netherlands) and Crisal (Portugal) subsidiaries. The numerous awards and other recognition that we have received from foodservice customers, leading retailers and industry publications are a testament to our best in class service and supplier of choice status. For example, FE&S magazine, one of the leading publications in the foodservice industry, selected us as the leading tabletop manufacturer in its annual “Best in Class” survey for eight consecutive years. In addition, in April 2010, we were recognized by OSI Restaurant Partners (which owns the Outback Steakhouse chain) as 2009 Purveyor of the Year and by Edward Don & Company (a leading distributor of foodservice equipment and supplies) as 2009 Tabletop Supplier of the Year.

Highly attractive U.S. foodservice base.  We believe that our core North American foodservice franchise is highly attractive and that a significant majority of our sales to the North American foodservice channel are derived from the replacement of broken, damaged or missing glass beverageware. Our leading position in the foodservice channel is evidenced by our management estimated 58% share of the U.S. market for casual glass beverageware, and we believe is supported by our strong presence in complementary product categories, including dinnerware (Syracuse® China), metal and ceramic tableware (World® Tableware) and plastic carrying trays and tabletop warewashing racks (Traex®). Our network of approximately 500 distributors, which includes Sysco Corporation, US Foodservice and other leading national, regional and local distributors, ensures deep market penetration and the ability to reach over 300,000 full-service foodservice establishments in the United States and Canada. We believe that our broad product line of over 1,000 items, which enables us to best meet the portion control requirements of foodservice establishments, a critical component of beverage sales profitability, presents a significant barrier to entry to the market, since the investment that a new entrant would be required to make in order to provide a competitive product offering would be extremely high. The substantial initial investment by foodservice establishments in glass beverageware and the high costs of switching to another glass beverageware supplier create additional barriers to entry. Further, while the initial investment by a foodservice establishment in glass beverageware is significant, beverage sales are important to the profitability of foodservice establishments, and the cost of glass beverageware is a minor component of the cost per serving. Consequently, we believe that the sensitivity of foodservice establishments to increases in the price of glass tableware is relatively low. We have benefitted from this relatively low price sensitivity by implementing price increases in the U.S. and Canadian foodservice channel in 37 of the previous 40 years, which is in addition to price increases in the U.S. and Canadian foodservice channel effective November 1, 2010.

Superior momentum in North American retail.  We believe that, in the retail channel, we are the leading manufacturer and marketer in the attractive North American market for casual glass beverageware. According to the Retail Tracking Services of NPD, we enjoy a market share of 42.1% in the United States as of 2009, having achieved a share increase for the fourth consecutive year for a cumulative market share gain of approximately 1,490 basis points since 2005. In Mexico, we believe we are the leading manufacturer and marketer of casual glass beverageware, with a 58% share of the market, according to management estimates. We believe that our strong momentum stems from our ability to achieve supplier of choice status with leading retailers due to our innovative products and packaging, our speed to market, superior service levels and increasing cost competitiveness, supported by our strong brands. Our customers in the North American retail channel include a wide variety of top retailers, including leading mass merchants, department stores, retail chains and specialty housewares stores, as well as retail distributors.

Strong brand portfolio.  We have a broad portfolio of brands with significant recognition in the foodservice and retail channels. We believe our brand recognition is the result of our long operating history and reputation for innovation, consistent quality, reliable service and speed to market. Libbey® is one of the most recognized glass beverageware brands in North America, and, according to the Retail Tracking Services of NPD, was the number one purchased casual glass beverageware brand in the United States in 2007, 2008 and 2009. Crisa® is the leading glass tableware brand in Mexico, with a management estimated 58% market share and a management estimated 90% brand recognition. In Europe, our Royal Leerdam® and Crisal® brands have a long history and we believe enjoy strong recognition among customers in their respective trade channels in key markets. In addition to the significant recognition of our glass beverageware brands, we believe our Syracuse® China and World® Tableware brands enjoy strong positions in complementary foodservice categories in the United States and Canada.

Product innovation and proprietary technology.  We believe that product innovation and design and world-class manufacturing technologies are core competencies and create a competitive advantage for our casual glass beverageware in the foodservice and retail channels, where service levels and breadth of product line are key sources of our competitive advantage. In 2009, we introduced over 250 new products, coupled with several additional variations in color, shape, size and packaging to address new market trends and customer needs. Product innovation is supported by our in-house research and development efforts as well as our proprietary and highly automated furnace, manufacturing and mold technologies, which enable us to introduce new products in a timely and cost-efficient manner. We believe that, together with our reputation for quality, reliable service and speed to market, these distinctive capabilities, which are instrumental in driving profitable growth, underpin our leading market positions.

Extensive manufacturing base and distribution capabilities.  We have an extensive manufacturing and distribution platform. We own and operate six glass tableware manufacturing facilities, including two each in the United States and Europe, one in Mexico and one in China. In addition, our Traex subsidiary operates a plant that produces plastic products, including carrying trays and tabletop warewashing racks, for the foodservice industry. We operate distribution centers at or near each of our manufacturing facilities as well as in other strategic locations, enabling us to distribute our products to more than 100 countries. Our extensive North American presence provides significant distribution flexibility and high service levels, which we believe drive our status as a preferred provider to the North American foodservice and retail markets. From our distribution centers located in China, the Netherlands and Portugal, we distribute our products to customers located in Asia-Pacific and Europe. Over the last seven years, we have successfully realigned our manufacturing footprint to improve our cost structure and better position us for continued profitable growth. For the year ended December 31, 2009, approximately 42% of our net sales were generated outside of the United States, a significant increase from 11% in 2002, and approximately 50% of our glass products were produced in low-cost countries, including Mexico, China and Portugal, a significant increase from approximately 15% in 2002. We believe that our Mexican facility is the largest glass tableware plant in the Western Hemisphere and that, due to its close proximity and ability to import glassware into the United States on a duty-free basis, it provides us with a significant competitive advantage over importers from other countries. Our state-of-the-art facility in China has been operational since the first quarter of 2007 and now serves customers in over 70 countries.

Experienced management team.  Our management team, which is highly experienced and includes professionals with several decades of industry experience, has implemented and continues to implement initiatives aimed at increasing operational and cost efficiencies and enhancing our product lines and competitive positioning, while exploiting global opportunities for profitable growth. Our senior management team has an average of more than 20 years of industry management experience.

Our Strategy

Our strategic vision is to be the premier provider of glass tableware and related products worldwide. We seek to continue to increase our share of our core North American market in both the foodservice and the retail channels by leveraging our leading market position, superior product development capabilities, high customer service levels and broad distribution network. In International markets, we seek to increase our sales in the European glass tableware market while broadening the reach of our business-to-business franchise. We also believe that we have significant opportunities for continued growth in China and throughout the Pacific Rim due to our state of the art facility as well as our growing sales force and distribution network.

In addition to our focus on top line growth, the concurrent improvement in profitability and cash flow generation is a key element of our strategy. To this end, we continue to focus on a number of initiatives aimed at creating operating efficiencies, including eliminating waste and instilling a culture of continuous improvement in all aspects of our operations, through what we refer to as our Lean program, and improving Working Capital while reducing natural gas consumption and greenhouse gas emissions. We also believe that by leveraging our production capabilities in low-cost countries such as Mexico, China and Portugal, our business can achieve greater profitability and generate increased cash flow through our ability to sell our products at price points that enable us to compete more profitably.

Our growth strategy emphasizes continued internal growth in combination with selected strategic partnerships, acquisitions and “green field” developments. Since successfully completing the acquisition of Crisa in Mexico in 2006 and launching our glass manufacturing facility in China in 2007, we have focused on improving our liquidity and capital structure. While deleveraging our capital structure continues to be our primary use of cash flow, we believe that in the long term there will be opportunities for strategic acquisitions in attractive developing and emerging markets to complement our internal growth.

We intend to grow our business through the following key initiatives:

Continue to grow our leading share of our core North American market.  In the North American foodservice channel, our strong brands, broad installed product base, extensive distribution network and superior service level are key competitive advantages, and we believe that we can leverage them to further increase our share of the market for glass beverageware and related products in the foodservice channel. In the retail channel, our superior product innovation, superior service level and increasing cost competitiveness, supported by our strong brands, continue to build upon our significant gains in our market share for casual glass beverageware. Notably, in the United States, we have achieved approximately 1,490 basis points of cumulative market share gains in the retail market for casual glass beverageware since 2005. We also believe there are opportunities to expand our product offering into product categories beyond our core glass beverageware business and to increase our share of the market for glass tableware in the North American business-to-business channel. In addition, we are implementing initiatives aimed at further strengthening our competitive advantage by improving turnaround time for customer orders while maintaining high service levels. Such initiatives include the recent consolidation of our North American distribution and warehousing facilities along with the continued implementation of enhanced warehouse management systems.

Capitalize on continued improvement of market conditions in North America.  Our core foodservice business is a traffic business, driven by occupancy rates in hotels and customer traffic at drinking and dining establishments. Market conditions have shown early signs of recovery, although they continue to be challenging. The U.S. foodservice industry forecast issued by Technomic, a leading independent research data provider, in September 2010 predicted 0.3% nominal growth in food and non-alcohol beverage sales for 2010 and 1.7% nominal growth for 2011. On October 19, 2010, STR, a leading independent provider of research data for the hotel industry, reported that the occupancy rate for the nine months ended September 30, 2010 was

5.2% higher than the occupancy rate for the same period of 2009. In the U.S. foodservice industry, the National Restaurant Association reported on October 29, 2010 that its Restaurant Performance Index — a monthly composite index that tracks the health of and outlook for the U.S. restaurant industry, stood at 100.3, the first time in five months that it rose above 100, signaling expansion in the industry. In addition, the National Restaurant Association’s September Expectations Index, which measures restaurant operators’ six-month outlook for four industry indicators (same-store sales, employees, capital expenditures and business conditions), was 101.1, its strongest level in five months. Overall, as traffic at our lodging and restaurant customers continues to recover, we expect demand for our North American foodservice business to benefit. Our retail business in the U.S. and Canada continues to post strong performance, with a 10.0% increase in net sales in the first nine months of 2010 as compared to the same period in 2009, following a more than 7.0% increase in the full year 2009 as compared to the same period in 2008. As economic conditions and unemployment rates continue to improve, we expect our business to continue to benefit. Our business in Mexico is experiencing strong momentum, with a 24.4% increase in sales of Crisa products (of which 4.2% is attributable to the currency impact of the Mexican peso) in the first nine months of 2010 compared to the same period in 2009. Our Mexican business is benefiting from a recovery of economic conditions in the market, improved dynamics of the tourism business and a strong performance by our OEM business.

Increase our presence in the European market across channels.  We aim to continue to grow our presence in the European market by capitalizing on the strength of our sales force and our expanding distributor base. The recent reorganization of our European sales force, which is now better aligned with our global platform, combined with the strength of our Libbey® brand in foodservice and Royal Leerdam® brand in retail, is expected to drive continued growth in the market. Our broad manufacturing base enables us to provide our customers with an extensive offering across price points by sourcing products from our low cost manufacturing facilities in Mexico and China to complement products from our facilities in the Netherlands and Portugal. We also believe that the European business-to-business channel presents significant untapped opportunities for growth.

Exploit growth opportunities in China and other potential high-growth markets.  Our entry into the Chinese market is relatively recent, although our state-of-the-art facility and our expanding distribution network have been instrumental in achieving sustained double digit growth rates in sales. Our facility is strategically located south of Beijing, providing us with easy access to consumers. In China, we sell through distributors, enabling us to support our rapid growth while providing the service levels to our customers that are instrumental in increasing recognition of our Libbey® and Royal Leerdam® brands. The relative proximity of our facility to Tianjin, one of the major ports in China, enables us to efficiently distribute our products to other potential high-growth markets in the Pacific Rim as well as to Europe and North America. Today, our Chinese facility supplies over 70 countries worldwide. Libbey China has experienced strong growth, albeit from a relatively small base, with a 15.6% increase in shipments in 2009 (of which 3.9% is attributable to the currency impact of the Chinese RMB) and a 29.0% increase in the first nine months of 2010 compared to the same period in 2009. While 2009 sales were affected by particularly harsh weather conditions around the Chinese New Year, we believe that Libbey China presents significant opportunities for continued strong growth in 2010.

Continue to drive improvements in profitability and cash flow generation.  Complementing our top line growth with continuous improvements in profitability and cash flow is a key component of our strategy. In 2009, we significantly reduced our enterprise costs with initiatives such as the closure of our Syracuse China manufacturing facility, which contributed to right-sizing our global workforce. We also reduced our cost base through increased sourcing of finished goods from third party vendors in low-cost countries. Such cost initiatives enabled us to withstand the challenging market conditions of 2009 and, in spite of a 7.6% decline in net sales from 2008 to 2009, to increase earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA to $83.8 million and $90.1 million, respectively, in 2009 from $40.0 million and $85.2 million, respectively, in 2008. As market conditions continue to recover, our improved cost structure positions us to benefit from operating leverage and improved capacity utilization to drive profitability. In the first nine months of 2010, we achieved EBITDA and Adjusted EBITDA of $138.3 million and $86.2 million, respectively, as compared to $55.6 million and $61.0 million, respectively, in the same period in 2009.

EBITDA and Adjusted EBITDA are non-GAAP financial measures; see footnote 3 under the caption “Prospectus Summary — Summary Historical Consolidated Financial and Other Data” for a reconciliation of net (loss) income to EBITDA and Adjusted EBITDA. We expect to continue to achieve further operating efficiencies and cash flow generation with the implementation of enhanced warehouse and labor management systems aimed at improving productivity and working capital. We also will continue to focus on our Lean program, a disciplined approach to eliminating waste and instilling a culture of continuous improvement in all aspects of our operations, while continuing to optimize our sourcing of finished goods and raw materials and managing our capital expenditures.

In the medium term, evaluate strategic partnerships and acquisitions to facilitate entry into select markets.  Our strategy emphasizes continued internal growth, although over the years we have completed select acquisitions in order to strengthen our platform and accelerate growth. While recently our focus has been on improving our liquidity and deleveraging our capital structure, we believe that in the long term there will be strategic partnership or acquisition opportunities that could best enable our entry into attractive emerging and developing markets. Although not a priority at present, strategic partnerships and acquisitions may help us selectively broaden our global footprint and continue to leverage our strong brands and superior infrastructure to create value.

Products

Our tableware products consist of glass tableware (including casual glass beverageware), ceramic dinnerware, metal flatware, hollowware and serveware and plastic items. Our glass tableware includes tumblers, stemware (including wine glasses), mugs, bowls, ashtrays, bud vases, salt and pepper shakers, shot glasses, canisters, candleholders and various other items. Royal Leerdam produces high-quality stemware. Crisal produces glass tableware, mainly tumblers, stemware and glassware accessories. Crisa’s glass tableware product assortment includes the product types produced by Libbey, as well as glass bakeware and handmade glass tableware. In addition, Crisa products include blender jars, washing machine windows and other glass products sold principally to OEM’s. Through our Syracuse China and World Tableware subsidiaries, we offer a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Our World Tableware subsidiary provides an extensive selection of metal flatware, including knives, forks, spoons and serving utensils. In addition, World Tableware sells metal hollowware, including serving trays, chafing dishes, pitchers and other metal tableware accessories, as well as an extensive line of dinnerware. Through our Traex subsidiary, we produce and sell a wide range of plastic products, including tabletop warewashing and storage racks, trays, dispensers and organizers, to the foodservice industry. Our global sales force presents all of our products to the global marketplace in a coordinated fashion.

We also have an agreement to be the exclusive distributor of Luigi Bormioli glassware in the United States and Canada to foodservice users. Luigi Bormioli, based in Italy, is a highly regarded supplier of high-end glassware used in many of the finest eating and drinking establishments.

Customers

The customers for our tableware products include approximately 500 foodservice distributors in the United States and Canada. In the retail channel, we sell to mass merchants, department stores, retail distributors, national retail chains and specialty housewares stores. In addition, our business-to-business channel primarily includes customers that use glass containers for candle and floral applications, gourmet food packaging companies, and various OEM applications. In Mexico, we sell to retail mass merchants and wholesale distributors, as well as candle and food packers, and various OEM users of custom molded glass. In Europe, we market glassware to retailers, distributors and decorators that service the retail, foodservice and highly developed business-to-business channel, which includes large breweries and distilleries, for which products are decorated with company logos for promotional and resale purposes. We also have other customers who use our products for promotional or other private uses. In China, we sell to distributors and wholesalers. No single customer accounts for 10% or more of our sales, although the loss of any of our major customers could have a meaningful effect on us.

Sales, Marketing and Distribution

In 2009, approximately 76% of our sales were to customers located in North America, and approximately 24% of our sales were to customers located outside of North America. We sell our products to over 100 countries around the world, competing in the tableware markets of Latin America, Asia and Europe, as well as North America.

We have our own sales staff of professionals who call on customers and distributors. In addition, we retain the services of manufacturing representative organizations to assist in selling our products in select countries.

We also have a marketing staff located at our corporate headquarters in Toledo, Ohio, as well as in Mexico, the Netherlands and China. They engage in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

We operate distribution centers located at or near each of our manufacturing facilities (see “— Properties”). In addition, we operate distribution centers for our products produced in Mexico in Laredo, Texas, and for our Syracuse® China, World® Tableware and Traex® products in West Chicago, Illinois. We also operate a distribution center for many of our products at Gorinchem, the Netherlands. The glass tableware manufacturing and distribution centers are strategically located to enable us to supply significant quantities of our product to virtually all of our customers on a timely and cost effective basis.

The majority of our sales are in the foodservice, retail and business-to-business channels, which are further detailed below.

Foodservice

We have, according to our estimates, the leading market share in glass tableware sales in the U.S. and Canadian foodservice channel. Our Syracuse® China, World® Tableware and Traex® brands are long-established brands of high-quality ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items, respectively. We are among the leading suppliers of these product categories to foodservice end users. A significant majority of our tableware sales to foodservice end users are made through a network of foodservice distributors. The distributors in turn sell to a wide variety of foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars and restaurants and casinos.

Retail

Our primary customers in the retail channel include national and international mass merchants. In recent years, we have increased our retail sales by increasing our sales to specialty housewares stores and value-oriented retailers. In 2010, we were recognized by the Retail Tracking Services of NPD Group for increasing our overall U.S. market share in the casual glass beverageware market in 2009 to approximately 42%. Royal Leerdam and Crisa sell to similar retail customers in Europe and Mexico, while Crisal is increasingly positioned with retailers on the Iberian Peninsula. With this retail representation, we are positioned to successfully introduce profitable new products. We also operate outlet stores located at or near the majority of our manufacturing locations. In addition, we sell selected items in the United States on the internet at www.libbey.com.

Business-to-Business

Royal Leerdam and Crisal supply glassware to the business-to-business channel of distribution in Europe. Customers in this channel include marketers who decorate our glassware with company logos and resell these products to large breweries and distilleries, which redistribute the glassware for promotional purposes and resale. Our business-to-business channel in North America includes candle and floral applications, blender jars and washing machine windows. The craft industries and gourmet food packing companies are also business-to-business consumers of glassware.

Seasonality

Primarily due to the impact of consumer buying patterns and production activity, our sales and operating income, excluding special charges, tend to be stronger in the second half and weaker in the first half of each year. In addition, our cash flow from operations tends to be stronger in the second half of the year and weaker in the first half of the year due to these seasonal Working Capital trends. In particular, our inventory levels typically reach their highest levels in the third quarter of the year, and decrease in the following quarter due to seasonally higher sales that typically peak in the fourth quarter of the year. In addition, our receivables typically peak during the third and early fourth quarters and begin to decrease by the end of the year as cash collections continue through the end of December, but limited shipments occur during the final week of the year. Our payables normally peak during the third and fourth quarters of the year as a result of our increased production levels going into those quarters, but are not significant enough to provide relief for total Working Capital needs caused by increased investment in inventories. Accordingly, our overall investment in Working Capital will normally reach higher levels through the summer months as we build inventory during slower sales periods in order to allow for optimum customer service and timely delivery during the higher sales periods in the second half of the year, when sales typically exceed short term production capabilities. Although little information with respect to our competitors is publicly available, we believe that our experience with Working Capital is generally consistent with the experience for the industry as a whole.

Backlog

As of December 31, 2009, our backlog was approximately $54.9 million, compared to approximately $31.1 million at December 31, 2008. The increase was caused by increased demand by our customers as orders have moved closer to more traditional levels, and lower inventories that require us to fill more orders from production, instead of from inventory. Backlog includes orders confirmed with a purchase order for products scheduled to be shipped to customers in a future period. Because orders may be changed and/or cancelled, we do not believe that our backlog is necessarily indicative of actual sales for any future period.

Manufacturing and Sourcing

In North America, we currently own and operate three glass tableware manufacturing plants — two in the United States (one in Toledo, Ohio and one in Shreveport, Louisiana) and one in Monterrey, Mexico. We also own and operate one facility in Dane, Wisconsin that produces plastic products for the foodservice industry. In Europe, we own and operate two glass tableware manufacturing plants — one in Leerdam, the Netherlands, and the other in Marinha Grande, Portugal. In Asia, we own and operate a glass tableware production facility in Langfang, China.

The manufacture of our tableware products involves the use of automated processes and technologies. We design much of our glass tableware production machinery, and we continuously refine it to incorporate technological advances to create a competitive advantage. We believe that our production machinery and equipment continue to be adequate for our needs in the foreseeable future, but we continue to invest in ways to further improve our production efficiency and reduce our cost profile.

Our glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of our tumblers, stemware and other glass tableware products are produced by forming molten glass in molds with the use of compressed air. These products are known as “blown” glass products. Our other glass tableware products and the stems of certain stemware are “pressware” products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware is also produced through the forming of raw materials into the desired product shape and is either manufactured at our Syracuse, New York, production facility (through April 2009) or imported primarily from China and Bangladesh. We source all metal flatware and metal hollowware through our World Tableware subsidiary, primarily from China. Plastic products are also produced through the injection molding of raw materials into the desired shape and are manufactured at our Dane, Wisconsin, production facility or imported primarily from Taiwan and China.

To assist in the manufacturing process, we employ a team of engineers whose responsibilities include efforts to improve and upgrade our manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and implement the large number of innovative changes continuously being made to our product designs, sizes and shapes. See “— Research and Development” below for additional information.

Raw Materials

Our primary raw materials are sand, lime, soda ash, corrugated packaging, clay, resins and colorants. Historically, these materials have been available in adequate supply from multiple sources. However, there may be temporary shortages of certain materials due to weather or other factors, including disruptions in supply caused by material transportation or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations. Natural gas is a primary source of energy in most of our production processes, and variability in the price for natural gas has had and could continue to have an impact on our profitability. Historically, we have used natural gas hedging contracts to partially mitigate this impact. In addition, resins are a primary source of materials for our Traex operation, and, historically, the price for resins has fluctuated, directly impacting our profitability. We also experience fluctuations in the cost to deliver raw materials to our facilities, and such changes may affect our earnings and cash flow.

Research and Development

Our core competencies include our engineering excellence and world-class manufacturing techniques. Our focus is to increase the quality of our products and enhance the profitability of our business through research and development. We will continue to invest in strategic research and development projects that will further enhance our ability to compete in our core business.

We employ a team of engineers, in addition to external consultants, to conduct research and development. Our expenditures on research and development activities related to new and/or improved products and processes were $2.0 million in 2009, $1.7 million in 2008, and $1.5 million in 2007. These costs were expensed as incurred.

Patents, Trademarks and Licenses

Based upon market research and surveys, we believe our trade names and trademarks as well as our product shapes and styles enjoy a high degree of customer recognition and are valuable assets. We believe that the Libbey®, Syracuse® China, World® Tableware, Royal Leerdam®, Crisal Glass®, Traex® and Crisa® trade names and trademarks are material to our business.

We have rights under a number of patents that relate to a variety of products and processes. However, we do not consider that any patent or group of patents relating to a particular product or process is of material importance to our business as a whole.

Competitors

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name and delivery time.

Competitors in glass tableware include, among others:

•	Arc International (a French company), which manufactures and distributes glass tableware worldwide;

•	Paşabahçe (a unit of Şişecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;

•	Anchor Hocking Company (a U.S. company), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice channels in the United States and Canada;

•	Bormioli Rocco Group (an Italian company), which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers;

•	various manufacturers in China; and

•	various sourcing companies.

Other materials such as plastics also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others:

•	Homer Laughlin;

•	Oneida Ltd.;

•	Steelite; and

•	various sourcing companies.

Competitors in metalware include:

•	Oneida Ltd.;

•	Walco, Inc.; and

•	various sourcing companies.

Competitors in plastic products are, among others:

•	Cambro Manufacturing Company;

•	Carlise Corporation Incorporated; and

•	various sourcing companies.

Facilities

The following information sets forth the location and square footage of our principal facilities at September 30, 2010.

	North American Glass		North American Other		International
Location	Owned	Leased	Owned	Leased	Owned	Leased

Toledo, Ohio:
Manufacturing	734,000	—
Warehousing/Distribution	713,000	598,000
Shreveport, Louisiana:
Manufacturing	525,000	—
Warehousing/Distribution	166,000	646,000
Dane, Wisconsin:
Manufacturing			56,000	—
Warehousing/Distribution			61,000	—
Monterrey, Mexico:
Manufacturing	534,000	160,000
Warehousing/Distribution	228,000	592,000
Leerdam, Netherlands:
Manufacturing					141,000	—
Warehousing/Distribution					127,000	442,000
Laredo, Texas:
Warehousing/Distribution	149,000	117,000
West Chicago, Illinois:
Warehousing/Distribution			—	249,000
Marinha Grande, Portugal:
Manufacturing					217,000	—
Warehousing/Distribution					193,000	13,000
Langfang, China
Manufacturing					195,000	—
Warehousing/Distribution					232,000	—

In addition to the facilities listed above, our headquarters (Toledo, Ohio), some showrooms (in Toledo, Ohio and New York), some warehouses (various locations), sales offices (various locations) and various outlet stores are located in leased space. We also utilize various warehouses as needed on a month-to-month basis. In April 2009, we closed our Syracuse China manufacturing facility in Syracuse, New York, and in May 2009, we closed our Mira Loma, California warehousing and distribution facility.

All of our principal facilities are currently being utilized for their intended purpose. We believe that all of these facilities are well maintained and adequate for our planned operational requirements.

Litigation

We are involved in various routine legal proceedings arising in the ordinary course of our business. No pending legal proceeding is deemed to be material.

Environmental Matters

Our operations, in common with those of industry generally, are subject to numerous existing laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal and remediations of contaminated sites. We believe that we are in material compliance with applicable federal, state and local environmental laws, and we are not aware of any regulatory initiatives that we expect will have a material effect on our products or operations. See “Risk Factors — Risks Related to Our Business — We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.”

We have shipped, and we continue to ship, waste materials for off-site disposal. However, we are not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey’s initial public offering and separation from Owens-Illinois, Inc. (Owens-Illinois). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which we also may have shipped wastes prior to June 24, 1993. We may bear some responsibility in connection with those shipments. Pursuant to an indemnification agreement between Owens-Illinois and Libbey, Owens-Illinois has agreed to defend and hold us harmless against any costs or liabilities we may incur in connection with any such matters identified and pending as of June 24, 1993, and to indemnify us for any liability that results from these matters in excess of $3 million. We believe that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to the indemnification agreement referred to above, Owens-Illinois is defending us with respect to the King Road landfill. In January 1999, the Board of Commissioners of Lucas County, Ohio instituted a lawsuit against Owens-Illinois, Libbey and numerous other defendants in the U.S. District Court for the Northern District of Ohio to recover costs incurred to address contamination from the King Road landfill formerly operated by the County. The Board of Commissioners dismissed the lawsuit without prejudice in October 2000. In view of the uncertainty as to any re-filing of the suit, the remedy, and the number of potentially responsible parties and potential defenses, we are unable to quantify our exposure with respect to the King Road landfill.

On October 10, 1995, Syracuse China Company, our wholly-owned subsidiary, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China. The Pfaltzgraff Co. and the New York State Department of Environmental Conservation, which we refer to as the DEC, entered into an Order on Consent effective November 1, 1994 that required Pfaltzgraff to develop a remedial action plan for and to remediate a landfill, as well as wastewater sludge ponds and adjacent wetlands located on property that Syracuse China Company purchased. Although Syracuse China was not a party to the Order on Consent, as part of the Asset Purchase Agreement with The Pfaltzgraff Co., which we refer to as the APA, Syracuse China agreed to share a part of the remediation and related expense up to the lesser of 50 percent of such costs or $1.35 million. The approved remedy has been implemented and Syracuse China’s payment obligation under the APA has been satisfied.

In addition, Syracuse China has been named as a potentially responsible party by reason of its potential ownership of certain property that adjoins its plant and that has been designated a sub-site of the Onondaga Lake Superfund Site. We believe that any contamination of the sub-site was caused by and will be remediated by owners of this site at no cost to Syracuse China. We believe that, even if Syracuse China were deemed to be responsible for any expense in connection with the contamination of the sub-site, it is likely that a portion of the expense would be paid by Pfaltzgraff pursuant to the APA.

By letter dated October 31, 2008, the DEC and U.S. Environmental Protection Agency, which we refer to as the EPA, made a demand upon Syracuse China and several other companies for recovery of approximately $12.5 million of direct and indirect costs allegedly expended by the DEC and EPA in connection with the clean-up of the Onondaga Lake Superfund Site. By letter dated October 30, 2009, the EPA notified Syracuse China and several other companies that they are potentially responsible parties in connection with the Lower Ley Creek sub-site of the Onondaga Lake Superfund Site. At this time it is not certain that there is a nexus between Syracuse China and the Superfund Site. Under the APA, we and The Pfaltzgraff Co. will share any costs for off-premise liability of this kind up to an aggregate of $7.5 million. We have no reason to believe that the indemnification would not be honored if it were to become necessary for us to draw upon that indemnification.

We regularly review the facts and circumstances of the various environmental matters affecting us, including those covered by indemnification. Although not free of uncertainties, we do not expect, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, to incur material loss for new matters in the future. There can be no assurance, however, that indemnification agreements will be performed or our future expenditures for environmental matters will not have a material adverse effect on our financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by us on the exterior surface of our decorated products. In that connection, Libbey Glass Inc. and numerous other glass tableware manufacturers, distributors and importers entered into a consent judgment on August 31, 2004 in connection with an action, Leeman v. Arc International North America, Inc. et al, Case No. CGC-003-418025 (Superior Court of California, San Francisco County) brought under California’s so-called “Proposition 65.” Proposition 65 requires businesses with ten or more employees to give a “clear and reasonable warning” prior to exposing any person to a detectable amount of a chemical listed by the state as covered by this statute. Lead is one of the chemicals covered by that statute. Pursuant to the consent judgment, Libbey Glass Inc. and the other defendants (including Anchor Hocking and Arc International North America, Inc.) agreed, over a period of time, to reformulate the enamels used to decorate the external surface of certain glass tableware items to reduce the lead content of those enamels. We have complied with this requirement.

Capital expenditures for property, plant and equipment for environmental control activities were not material during 2008 or 2009 and are not expected to increase significantly in 2010.

Employees

Our employees are vital to achieving our vision to be “the premier provider of tabletop glassware and related products worldwide” and our mission “to create value by delivering quality products, great service and strong financial results through the power of our people worldwide.” We strive to achieve our vision and mission through our values of customer focus, performance, continuous improvement, teamwork, respect and development.

We employed 7,047 persons at September 30, 2010. Approximately 66% of our employees are employed outside the United States, and the majority of our employees are paid hourly and covered by collective bargaining agreements. Royal Leerdam’s collective bargaining agreement with its unionized employees expires on July 1, 2011. Agreements with our unionized employees in Toledo, Ohio expire on September 30, 2013. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2011. Crisa’s collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain provisions of the instruments evidencing our material indebtedness, the material indebtedness of Libbey Inc. and the material indebtedness of our subsidiaries. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Amended and Restated Asset Based Loan Facility

The ABL Facility

The amended and restated ABL Facility is available to us and Libbey Europe B.V. for extensions of credit in Dollars or in Euros (in the latter case not exceeding the Dollar equivalent of $55.0 million in the aggregate). The Dutch subfacility is only available to Libbey Europe B.V. for extensions of credit in Dollars or in Euros.

Credit available to Libbey Glass, which we refer to as the U.S. availability, is, subject to certain exceptions, equal to (i) the lesser of the maximum amount of the facility and the amount determined pursuant to a borrowing base minus (ii) the sum of the aggregate outstanding amount of credit extensions under the facility (net of credit extensions under the Dutch subfacility) plus the undrawn amount of outstanding letters of credit. The borrowing base is equal to the U.S. dollar equivalent amount of the sum of (i) 85% of eligible accounts receivable, (ii) the lesser of (A) 65% of eligible inventory, (B) the product of 85% of the net orderly liquidation value percentage multiplied by the eligible inventory and (C) $70.0 million, in each case of us and our domestic subsidiaries (together with inventory attributable to the Dutch borrowing base), and in each case less reserves and availability blocks that may be established by the administrative agent from time to time.

Libbey Europe B.V., subject to certain exceptions, generally has the same borrowing availability as we do and, in addition, may have credit availability under the Dutch subfacility. However, the aggregate credit availability of Libbey Europe B.V. under the amended and restated ABL Facility (including the Dutch subfacility) is capped at $55.0 million.

The credit availability of Libbey Europe B.V. under the Dutch subfacility is, subject to certain exceptions, equal to (i) the lesser of $20.0 million and an amount determined pursuant to the borrowing base applicable to the Dutch subfacility minus (ii) the sum of the aggregate amount of credit extensions outstanding under the Dutch subfacility. Additionally, Libbey Europe B.V. may avail itself of a portion of the U.S. availability, subject to the overall cap of $55.0 million described in the preceding paragraph.

The borrowing base for extensions of credit to Libbey Europe B.V. under the Dutch subfacility is determined in accordance with a similar formula to that used to calculate our borrowing base, but takes into account instead the eligible accounts receivable and eligible inventory (with the maximum amount of inventory attributable to such borrowing base not to exceed $12.5 million) of Libbey Europe B.V. and certain of its Dutch subsidiaries.

Furthermore, the administrative agent for the facility may in its sole discretion cause us to make borrowings for certain purposes, including, without limitation, to preserve or protect the Collateral. Borrowing availability for such protective advances is equal to (i) the maximum amount of the facility minus (ii) the sum of the aggregate amount of credit extensions outstanding under the facility.

Availability

Amounts available under the amended and restated ABL Facility may be borrowed, repaid and reborrowed, and letters of credit may be issued, until the maturity date thereof, in each case subject to the satisfaction of certain conditions to funding, and may be used to refinance existing indebtedness and for working capital and general corporate purposes, including permitted investments and permitted acquisitions.

Maturity and Prepayments

The amended and restated ABL Facility terminates and all amounts outstanding thereunder are due and payable in full on April 8, 2014. Advances under the revolving credit facility may be prepaid at our option, upon notice and in mutually agreed upon minimum principal amounts and multiples, without premium or penalty (except, in the case of LIBOR borrowings, breakage and redeployment costs related to prepayments not made on the last day of the relevant interest period). We may cancel the commitments under the facility upon the payment in full of all loans thereunder and all other obligations in respect thereof and the cancellation and return (or cash collateralization, at the discretion of the facility agent, backstop) of all letters of credit issued thereunder. Upon the occurrence of certain events, advances under the revolving credit facility are subject to mandatory prepayments.

Guarantees, Security and Intercreditor Agreement

All borrowings by us or Libbey Europe B.V. under the amended and restated ABL Facility are:

•	secured by a first-priority security interest in the Credit Agreement Priority Collateral;

•	secured by a second-priority security interest in the Notes Priority Collateral; and

•	guaranteed by our present and future direct and indirect U.S. subsidiaries, which we refer to as the U.S. loan parties.

Additionally, borrowings by Libbey Europe B.V. under the amended and restated ABL Facility are secured by a first priority security interest in:

•	substantially all of the existing and future real and personal property (including without limitation all of the tangible and intangible property) of Libbey Europe B.V. and all of the present and future direct and indirect Dutch subsidiaries of Libbey Europe B.V. and of the U.S. loan parties, and substantially all proceeds and products from such property and assets; and

•	guaranteed by the Netherlands Loan Parties.

The collateral agent under the amended and restated ABL Facility entered into an intercreditor agreement with the trustee for the holders of the notes, which agreement provides for the relative priorities (and certain other rights) of the lenders and the holders of the notes in respect of the Collateral. For a description of the terms of the intercreditor agreement, see “Description of Exchange Notes — Collateral — Intercreditor Agreement”.

Interest

Borrowings under the amended and restated ABL Facility denominated in Dollars may be made as CBFR loans (subject to certain exceptions, the prime rate of interest announced from time to time by the agent or its parent) or LIBOR loans at our election. Swingline Loans denominated in Dollars will be made as CBFR Loans in the case of Swingline Loans made to Libbey Glass and at an alternative rate with respect to Swingline Loans made to Libbey Europe B.V. Borrowings denominated in Euros will (subject to certain exceptions) be made as LIBOR loans or will bear interest at a rate determined by the administrative agent in its reasonable discretion. The interest rates payable under the amended and restated ABL Facility will depend on the type of loan plus an applicable margin. The applicable margin will be subject to adjustment based on established excess availability under the amended and restated ABL Facility and is currently 3.50% with respect to LIBOR loans and 2.50% with respect to CBFR loans.

We may select interest periods of one, two, three or six months for LIBOR borrowings. Interest is calculated on the basis of a 360-day year (365/366 day year with respect to CBFR loans) and is payable quarterly for CBFR loans and at the end of each interest period for LIBOR loans (but not less frequently than quarterly). During the continuance of certain defaults or during the continuance of any event of default, all obligations will bear interest at a rate per annum equal to 2.0% in excess of the otherwise applicable interest rate then in effect, which shall be payable upon demand.

Fees

The amended and restated ABL Facility contains certain fees, including, without limitation, letter of credit fees, commitment fees for our revolving credit facility based upon the unutilized portion of available commitments and certain fees paid to the agents and bookrunners.

Covenants

The amended and restated ABL Facility contains various covenants customary for similar credit facilities, including, but not limited to covenants pertaining to:

•	incurrence of indebtedness;

•	sales and lease-backs;

•	guarantee obligations;

•	incurrence of liens;

•	restrictions on fundamental changes;

•	sales of assets;

•	restricted payments;

•	investments, loans, advances, guarantees and acquisitions;

•	optional payments and modifications of certain debt (including the notes);

•	modification of material documents;

•	hedging arrangements;

•	transactions with affiliates;

•	changes in fiscal year;

•	negative pledge clauses;

•	compliance with law;

•	payment of certain obligations;

•	maintenance of existence and material property, rights and privileges;

•	appraisals;

•	environmental compliance;

•	depository arrangements;

•	insurance; and

•	providing various notices and financial and collateral reporting.

Financial Covenants

The amended and restated ABL Facility contains no financial covenants.

Events of Default

The amended and restated ABL Facility contains customary events of default, including, without limitation, defaults related to:

•	failure to make payments when due;

•	default or acceleration event in certain other material debt agreements;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	certain bankruptcy related events;

•	judgments in excess of specified amounts;

•	certain ERISA related events; and

•	change in control.

China Construction Loan

On January 23, 2006, Libbey Glassware (China) Co., Ltd., which we refer to as Libbey China, an indirect wholly-owned subsidiary of Libbey, entered into the China Construction Loan.

Pursuant to the China Construction Loan, CCBC agreed to lend to Libbey China RMB 250 million, or approximately $37.4 million at September 30, 2010, in connection with the construction of Libbey’s production facility in China.

Term

The China Construction Loan has a term of eight years.

Interest

Borrowings under the China Construction Loan bear interest at a variable rate announced by the People’s Bank of China, to be adjusted annually. As of the date of the initial advance under the China Construction Loan, the annual interest rate was 5.51%. As of September 30, 2010, the annual interest rate was 5.35%. Interest is payable quarterly.

Mandatory Payments

A payment of principal in the amount of RMB 30 million (approximately $4.4 million at September 30, 2010) must be made on July 20, 2012, and a payment of principal in the amount of RMB 40 million (approximately $6.0 million at September 30, 2010) must be made on December 20, 2012. In addition, three payments of principal in the amount of RMB 60 million (approximately $9.0 million at September 30, 2010) each must be made on July 20, 2013, December 20, 2013 and January 20, 2014.

Guarantees

The obligations of Libbey China under the Loan Contract are secured by a guarantee executed by Libbey for the benefit of CCBC and a mortgage lien on the Libbey China facility.

Covenants

None.

China Working Capital Loan

In March 2007, Libbey China entered into an RMB 50.0 million working capital loan with CCBC. The 3-year term loan had an original principal payment at maturity on March 14, 2010. On February 25, 2010, the terms of the working capital loan were extended. Under the new terms, the loan matures in January 2011 and is secured by a letter of credit. At September 30, 2010, the loan had an interest rate of 5.31% and the U.S. dollar equivalent on the line was $7.5 million. Interest is payable quarterly.

Libbey Portugal Loans

In January 2007, Libbey’s Portuguese subsidiary entered into a seven year, €11.0 million line of credit (approximately $15.0 million at September 30, 2010) with Banco Espírito Santo, S.A. The $13.5 million outstanding at September 30, 2010 was the U.S. dollar equivalent under the line at an interest rate of 3.77%. Payment of €1.6 million (approximately $2.2 million at September 30, 2010) is due in December 2010, payment of €2.2 million (approximately $3.0 million at September 30, 2010) is due in December 2011, payment of €2.8 million

(approximately $3.8 million at September 30, 2010) is due in December 2012 and payment of €3.3 million (approximately $4.5 million at September 30, 2010) is due in December 2013. Interest with respect to the line is paid every six months.

Promissory Note

On August 31, 2001, Libbey Glass Inc. issued a $2,660,000 promissory note to Wells Fargo Bank Nebraska National Association in connection with the purchase of its Laredo, Texas warehouse facility. The promissory note is secured by a first deed of trust on the real estate in Laredo. Pursuant to a payment schedule, starting October 1, 2001, monthly payments of $22,446.59 are made on the first day of each month thereafter. Libbey Glass Inc. has the right to prepay any part or all of the unpaid principal balance, at any time without penalty, after the end of the fifth year from the date of the promissory note. At September 30, 2010, the total amount outstanding under the promissory note was $1.4 million.

Term

The promissory note matures on September 1, 2016.

Interest

The promissory note bears an interest rate of 6% per annum.

Covenants

None.

DESCRIPTION OF EXCHANGE NOTES

Definitions of certain terms used in this Description of Exchange Notes may be found under the heading “Certain Definitions.” For purposes of this section, (1) the terms “Company”, “Libbey Glass,” “we,” “our” and “us” refer only to Libbey Glass Inc. and not to Libbey Inc. or any Subsidiaries of Libbey Glass Inc., (2) the term “outstanding notes” means the notes of the Company issued on February 8, 2010, (3) the term “exchange notes” means the notes offered hereby and (4) the term “notes” means the exchange notes and the outstanding notes (and any other notes issued pursuant to the Indenture (as defined below)), in each case outstanding at any given time and issued under the Indenture (as defined below). Certain other defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture. The notes are obligations solely of the Company, the Parent and the Subsidiary Guarantors.

Libbey Glass issued the outstanding notes to the initial purchases on February 8, 2010. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in reliance on Regulation S under the Securities Act. Libbey Glass issued the outstanding notes and will issue the exchange notes under an Indenture (the “Indenture”) among itself, the Parent, the Subsidiary Guarantors (together with the Parent, the “Note Guarantors”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The terms of the exchange notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offer, the exchange notes will be:

•	registered under the Securities Act; and

•	free of any covenants regarding exchange registration rights.

In addition, the exchange notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The Indenture contains provisions that define your rights under the notes. In addition, the Indenture governs the obligations of the Issuers and of each Guarantor under the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is intended to be a useful overview of the material provisions of the exchange notes and the Indenture. Since the description of the exchange notes is only a summary, you should refer to the Indenture for a complete description of the obligations of Libbey Glass and your rights and the terms of the Indenture will control in all respects. Libbey Glass will make a copy of the Indenture available to the holders and to prospective investors upon request. You may obtain a copy of the Indenture from the Company at its address set forth elsewhere in this prospectus. See “Where You Can Find Additional Information.”

General

The Exchange Notes

We will issue up to an aggregate principal amount of $400.0 million of exchange notes in the exchange offering. The exchange notes:

•	are senior secured Obligations of Libbey Glass;

•	are limited to an aggregate principal amount of $400.0 million, subject to our ability to issue Additional Notes;

•	will mature on February 15, 2015;

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See “Book-Entry Settlement and Clearance”;

•	rank equally in right of payment to any future senior Indebtedness of Libbey Glass and the Note Guarantors, without giving effect to collateral arrangements;

•	will be secured on a first-priority lien basis by the Notes Priority Collateral (as defined below) and on a second-priority lien basis by the Credit Agreement Priority Collateral (as defined below), in each case subject to certain Permitted Liens;

•	will be senior in right of payment to any existing or future Subordinated Obligations of Libbey Glass;

•	will be effectively senior to all Lenders Debt to the extent of the value of the Notes Priority Collateral;

•	will be structurally subordinated to all liabilities and preferred stock of Non-Guarantor Restricted Subsidiaries;

•	will be effectively subordinated to Lenders Debt to the extent of the value of the Credit Agreement Priority Collateral; and

•	will be guaranteed on a senior secured basis (with the Lien priorities described below) by Parent and each Subsidiary Guarantor.

Interest

Interest on the notes compounds semi-annually and:

•	accrues at a rate per annum equal to 10%;

•	accrues from the most recent date to which interest has been paid or, if no interest has been paid, from February 8, 2010;

•	is payable in cash semi-annually in arrears on February 15 and August 15 (each an “Interest Payment Date”), commencing on August 15, 2010;

•	is payable to holders of record at the close of business on the February 1 and August 1 immediately preceding the relevant Interest Payment Date; and

•	is computed on the basis of a 360-day year comprised of twelve 30-day months.

Notwithstanding the foregoing, if any such Interest Payment Date (other than an Interest Payment Date at maturity) would otherwise be a day that is not a business day, then the interest payment will be postponed to the next succeeding business day (except if that business day falls in the next succeeding calendar month, then interest will be paid on the immediately preceding business day). If the maturity date of the notes is a day that is not a business day, all payments to be made on that day will be made on the next succeeding business day, with the same force and effect as if made on the maturity date, and no additional interest will be payable as a result of the delay in payment.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, and interest on the notes at the office or agency designated by Libbey Glass in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered addresses as they appear in the Registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the notes, and Libbey Glass or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of the global note.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by Libbey Glass, the Trustee or the Registrar for any registration of transfer or exchange of notes, but Libbey Glass may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. Libbey Glass is not required to transfer or exchange any note selected for redemption. Also, Libbey Glass is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of the note will be treated as the owner of it for all purposes.

Optional Redemption

Except as described below, the notes are not redeemable until August 15, 2012. On and after August 15, 2012, Libbey Glass may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage

2012	105.00%
2013	102.50%
2014 and thereafter	100.00%

Prior to August 15, 2012 Libbey Glass may on any one or more occasions redeem up to 35% of the original principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 110% of the principal amount thereof, plus any accrued and unpaid interest, or additional interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the notes remains outstanding after each the redemption; and

(2) the redemption occurs within 90 days after the closing of the Equity Offering.

In addition, at any time and from time to time prior to August 15, 2012, but not more than once in any twelve-month period, Libbey Glass may redeem in the aggregate, up to 10% of the original aggregate principal amount of the notes at a redemption price (expressed as a percentage of principal amount thereof) of 103%, plus any accrued and unpaid interest and additional interest, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business, on the record date, and no additional interest will be payable to holders whose notes will be subject to redemption by Libbey Glass.

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then on a pro rata basis, by lot or by an other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no note of $2,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Libbey Glass is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

Libbey Glass, the Parent or their Affiliates may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture upon such terms and at such prices as they may determine and regardless of whether for cash or other consideration.

Ranking

The notes are general Obligations of Libbey Glass that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all existing and future liabilities of Libbey Glass that are not so subordinated and will be effectively subordinated to all of Libbey Glass’s Obligations in respect of Lenders Debt to the extent of the value of the Credit Agreement Priority Collateral and to all liabilities of our Subsidiaries that do not guarantee the notes. In addition, the notes are effectively senior to the future and existing senior unsecured Indebtedness and other liabilities, including trade payables, of Libbey Glass, to the extent of the value of the Notes Priority Collateral. The liens securing the notes are also second-priority liens with respect to the Credit Agreement Priority Collateral, while the liens securing Lenders Debt are first-priority liens with respect to the Credit Agreement Priority Collateral. Proceeds of the assets of Libbey Glass and its Subsidiary Guarantors constituting Credit Agreement Priority Collateral that secure Lenders Debt will be available to pay Obligations on the notes and the Subsidiary Guarantees only after all Lenders Debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes and the Subsidiary Guarantees then outstanding.

As of September 30, 2010:

•	outstanding aggregate principal Indebtedness of Libbey Glass and the Subsidiary Guarantors was $401.4 million, of which, excluding the notes, $1.4 million would have been secured; and

•	Libbey Glass and the Subsidiary Guarantors had $631.7 million of liabilities (excluding intercompany liabilities and Guarantees of the Senior Secured Credit Agreement and the Indenture).

Note Guarantees

The Note Guarantors have, jointly and severally, unconditionally guaranteed on a senior secured basis Libbey Glass’s Obligations under the notes and all obligations under the Indenture. Each Note Guarantee, along with such Note Guarantor’s guarantee of Lenders Debt, is secured by the Collateral. The notes have first priority with respect to the Notes Priority Collateral. The Note Guarantees are effectively subordinated to the Note Guarantors’ Obligations in respect of Lenders Debt to the extent of the value of the Credit Agreement Priority Collateral that secures Lenders Debt on a first-priority basis as described below under “Collateral.” Such Note Guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees. The Obligations of the Note Guarantors under the Note Guarantees rank equally (without giving effect to collateral arrangements) in right of payment with other Indebtedness of the Note Guarantors, except to the extent such other Indebtedness is expressly subordinated to the Obligations arising under the Note Guarantees. All of the domestic Subsidiaries of Libbey Glass are currently Subsidiary Guarantors.

Although the Indenture limits the amount of indebtedness that Restricted Subsidiaries may Incur, such indebtedness may be substantial.

The Obligations of each Subsidiary Guarantor under its Subsidiary Guarantee is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction) to a Person that is not Libbey Glass or a Restricted Subsidiary of Libbey Glass, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

(1) the sale or other disposition is in compliance with the Indenture, including the covenants “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time), “Certain Covenants —

Limitation on Sale of Capital Stock of Restricted Subsidiaries” and “Certain Covenants — Merger and Consolidation”; and

(2) all the obligations of such Subsidiary Guarantor under all Credit Facilities and related documentation and any other agreements relating to any other Indebtedness of Libbey Glass or its Restricted Subsidiaries terminate upon consummation of such transaction.

If a Subsidiary Guarantor is released and discharged in full from all of its obligations under its Guarantee of Indebtedness under the Senior Secured Credit Agreement and all other Indebtedness of Libbey Glass and its Restricted Subsidiaries, then such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee as specified under the covenant “Certain Covenants — Future Subsidiary Guarantors.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if Libbey Glass designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture or in connection with any legal defeasance of the notes or upon satisfaction and discharge of the Indenture, each in accordance with the terms of the Indenture.

Collateral

Assets Pledged as Collateral

The notes and the Note Guarantees have the benefit of the Collateral, which consists of (i) the Notes Priority Collateral, as to which the holders of the notes and holders of any future Pari Passu Secured Indebtedness have a first-priority security interest and the lenders under the Senior Secured Credit Agreement have a second-priority security interest (in each case subject to Permitted Liens), and (ii) the Credit Agreement Priority Collateral, as to which the lenders under the Senior Secured Credit Agreement have a first-priority security interest, the holders of the notes have a second-priority security interest and holders of any future Pari Passu Secured Indebtedness may have a second-priority security interest (in each case subject to Permitted Liens). Notwithstanding the foregoing, in the event that the Company registers the notes or the related exchange notes with the SEC pursuant to the Registration Rights Agreement and at any time Rule 3-16 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of Libbey Glass due to the fact that such Subsidiary’s Capital Stock secures the notes or exchange notes, then the Capital Stock of such Subsidiary shall at such time automatically be deemed not to be part of the Collateral securing the notes, but only to the extent necessary to not be subject to such requirement. In such event, the Collateral Documents may be amended or modified, without the consent of any holder of notes or related exchange notes, to the extent necessary to release the security interests on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral. For the avoidance of doubt, any requirement to release a pledge of shares of Capital Stock (or any portion thereof) of us or our subsidiaries for the reasons described in the immediately preceding two sentences would not apply to or affect the security interests granted to secure obligations in respect of Lenders Debt.

Libbey Glass and the Note Guarantors has been able to incur additional Indebtedness in the future which could share in all or part of the Collateral. The amount of all such additional Indebtedness are limited by the covenants disclosed under “Certain Covenants — Limitation on Liens” and “Certain Covenants — Limitation on Indebtedness.” Under certain circumstances the amount of such additional secured Indebtedness could be significant.

Notes Priority Collateral

The Notes Priority Collateral will be pledged as collateral to the Collateral Agent for the benefit of the Trustee, the Collateral Agent and the holders of the notes. The notes and Note Guarantees will be secured by first-priority security interests in the Notes Priority Collateral, subject to certain Permitted Liens. The “Notes Priority Collateral”

generally consists of the following assets of Libbey Glass and the Subsidiary Guarantors (and in the case of the Equity Interests of Libbey Glass, Parent):

•	certain owned real properties located in the United States owned by Libbey Glass and the Subsidiary Guarantors and certain personal property located at such real properties (other than personal property constituting Credit Agreement Priority Collateral);

•	all equipment and fixtures; and

•	all general intangibles, instruments, books and records and supporting obligations related to the foregoing and proceeds of the foregoing (other than intangibles that constitute Credit Agreement Priority Collateral, accounts that are proceeds of the sale of inventory and, for the avoidance of doubt, proceeds of Credit Agreement Priority Collateral).

Subject to Permitted Liens, only the notes and Note Guarantees have the benefit of the first-priority security interest in the Notes Priority Collateral. No other Indebtedness incurred by Libbey Glass may share in the first-priority security interest in the Notes Priority Collateral other than any Additional Notes and certain future Indebtedness constituting Pari Passu Secured Indebtedness.

Credit Agreement Priority Collateral

The notes and Note Guarantees are also be secured by a second-priority Lien on and security interest in the Credit Agreement Priority Collateral, subject to Permitted Liens. The “Credit Agreement Priority Collateral” generally consists of all of the following assets of Libbey Glass and the Subsidiary Guarantors:

•	all accounts;

•	all inventory;

•	all patents, trademarks and copyrights;

•	all deposit accounts and securities accounts (and all assets and amounts contained therein but excluding (i) identifiable proceeds of the Notes Priority Collateral and (ii) certain special purpose and de minimis deposit accounts); and

•	all of the Equity Interests of Libbey Glass held by Parent;

•	all of the other Equity Interests held by Libbey Glass or any Subsidiary Guarantor (which, in the case of any equity interest in any Foreign Subsidiary, will be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of first-tier Foreign Subsidiaries);

•	all general intangibles, instruments, books and records and supporting obligations related to the foregoing and proceeds of the foregoing, in each case held by Libbey Glass and the Note Guarantors.

The notes’ second-priority Lien on and security interest in the Credit Agreement Priority Collateral will be terminated and automatically released if the Lien on such Credit Agreement Priority Collateral in favor of the Credit Agreement Secured Parties (as defined below) is released in connection with any sale or other disposition of such Credit Agreement Priority Collateral after the occurrence of an event of default under the Senior Secured Credit Agreement permitting the acceleration of the Lenders Debt or in connection with an enforcement action by the collateral agent under the Senior Secured Credit Agreement. Except as provided in the Intercreditor Agreement, holders of Liens on the Credit Agreement Priority Collateral that are junior relative to the holders of Lenders Debt, including holders of the notes, will not be able to take any enforcement action with respect to the Credit Agreement Priority Collateral so long as any Lenders Debt is outstanding. The notes do not have a lien on and security interest in any assets of any Foreign Subsidiary (regardless of whether such assets are pledged to the collateral agent under the Senior Secured Credit Agreement), and, for the avoidance of doubt, such assets shall not constitute “Collateral” for purposes of the Indenture and the obligations of Libbey Glass and the Note Guarantors under the Notes are effectively subordinated to Indebtedness secured by a Lien on such assets, including Lenders Debt.

Collateral Documents and Certain Related Intercreditor Provisions

Libbey Glass, the Note Guarantors, the Collateral Agent and the Trustee have entered into a number of Collateral Documents creating and establishing the terms of the security interests and Liens that secure the notes and the Guarantees. These security interests and Liens secure the payment and performance when due of all of the Obligations of Libbey Glass and the Note Guarantors under the notes, the Indenture, the Guarantees, the Intercreditor Agreement and the Collateral Documents, as provided in the Collateral Documents. Libbey Glass and the Note Guarantors will use their commercially reasonable efforts to complete on or prior to the Issue Date all filings and other similar actions required in connection with the perfection of such security interests. If they are not able to complete such actions on or prior to the Issue Date, they will use their commercially reasonable efforts to complete such actions as soon as reasonably practicable after such date. The Trustee has been appointed, pursuant to the Indenture, as the Collateral Agent. The collateral agent under the Senior Secured Credit Agreement and holders of Lenders Debt secured by Credit Agreement Priority Collateral are referred to collectively as “Credit Agreement Secured Parties.” The Trustee, Collateral Agent, each holder of the notes, each other holder of, or obligee in respect of, any Obligations in respect of the notes outstanding at such time are referred to collectively as the “Noteholder Secured Parties.”

Intercreditor Agreement

Libbey Glass, the Note Guarantors, the Collateral Agent and the collateral agent under the Senior Secured Credit Agreement entered into the Intercreditor Agreement on the Issue Date. Although the holders of the notes and the holders of Lenders Debt are not party to the Intercreditor Agreement, by their acceptance of the notes and Lenders Debt, respectively, they will each agree to be bound thereby. The Indenture provides that the Intercreditor Agreement may be amended from time to time without the consent of the holders or the holders of Lenders Debt to add other parties holding Pari Passu Secured Indebtedness in each case to the extent permitted to be Incurred under the Indenture and other applicable agreements. See “— Amendments and Waivers.”

The aggregate amount of the Obligations secured by the Credit Agreement Priority Collateral may, subject to the limitations set forth in the Indenture, be increased. The Obligations secured by the Credit Agreement Priority Collateral consist of or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the Liens in favor of the Noteholder Secured Parties (relative to those of the Credit Agreement Secured Parties) or the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto. The Lien priorities provided for in the Intercreditor Agreement shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the Obligations secured by the Credit Agreement Priority Collateral or the Obligations secured by the Notes Priority Collateral, by the release of any Collateral or of any guarantees securing any Obligations secured by a lien or by any action that any representative or secured party may take or fail to take in respect of any Collateral.

Control of Enforcement With Respect to the Credit Agreement Priority Collateral and Application of Proceeds of Credit Agreement Priority Collateral

Pursuant to the terms of the Intercreditor Agreement, prior to the Discharge of Credit Agreement Obligations, the collateral agent under the Senior Secured Credit Agreement will have the exclusive right to control the time and method by which the security interests in the Credit Agreement Priority Collateral will be enforced, including, without limitation, following the occurrence of an Event of Default under the Indenture. Prior to the Discharge of Credit Agreement Obligations, the Noteholder Secured Parties will not be permitted to enforce their security interests in the Credit Agreement Priority Collateral even if an Event of Default under the Indenture has occurred and the notes have been accelerated except (a) in any insolvency or liquidation proceeding, solely as necessary to file a proof of claim or statement of interest with respect to the Obligations under the notes and Note Guarantees, as applicable or (b) certain protective actions in order to prove, preserve, perfect or protect (but not enforce) its security interest and rights in, and the perfection and priority of its Lien on, the Credit Agreement Priority Collateral.

Any proceeds from any Credit Agreement Priority Collateral received at any time, including, without limitation, in any insolvency or liquidation proceeding or pursuant to any enforcement of remedies against the Credit Agreement Priority Collateral, will be applied to repay the Lenders Debt in full (including any post-petition interest thereon) until the Discharge of Credit Agreement Obligations has occurred prior to being applied to the repayment of any Obligations owing to the Noteholder Secured Parties.

After the Discharge of Credit Agreement Obligations, the Collateral Agent will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Trustee in its capacity as Trustee or Collateral Agent) of the Credit Agreement Priority Collateral received by it under the Collateral Documents first, for the ratable benefit of the holders of the notes and second, for the ratable benefit of the Noteholder Secured Parties.

The proceeds from the sale of any Credit Agreement Priority Collateral remaining after the satisfaction of all Obligations under Lenders Debt may not be sufficient to satisfy the Obligations under the Indenture and notes. The Intercreditor Agreement will have similar provisions regarding the Collateral Agent’s rights relative to those of the collateral agent under the Senior Secured Credit Agreement with respect to the Notes Priority Collateral.

No Duties of Collateral Agent under the Senior Secured Credit Agreement

The Intercreditor Agreement will provide that no Credit Agreement Secured Party will generally have any duties or other obligations to any Noteholder Secured Party with respect to the Credit Agreement Priority Collateral, other than serving as agent for perfection with respect to certain Credit Agreement Priority Collateral. In addition, the Intercreditor Agreement will further provide that, until the Discharge of Credit Agreement Obligations, the collateral agent under the Senior Secured Credit Agreement will be entitled, for the benefit of the Credit Agreement Secured Parties, to sell, transfer or otherwise dispose of or deal with such Credit Agreement Priority Collateral without regard to any security interest that is junior relative to those of the Credit Agreement Secured Parties therein or any rights to which any Noteholder Secured Party would otherwise be entitled as a result of such junior-priority security interest. Without limiting the foregoing, the Trustee and the Collateral Agent agreed in the Intercreditor Agreement for the Noteholder Secured Parties, that no Credit Agreement Secured Party will have any duty or obligation first to marshal or realize upon the Credit Agreement Priority Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the Credit Agreement Priority Collateral, in any manner that would maximize the return to the Noteholder Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Noteholder Secured Parties from such realization, sale, disposition or liquidation. The Intercreditor Agreement has similar provisions regarding the duties owed to the Credit Agreement Secured Parties by the Noteholder Secured Parties with respect to the Notes Priority Collateral.

The Collateral Agent has agreed in the Intercreditor Agreement for the Noteholder Secured Parties, that the Noteholder Secured Parties will waive any claim that may be had against any Credit Agreement Secured Party arising out of (i) any actions which any Credit Agreement Secured Party takes or omits to take (including, actions with respect to the creation, perfection or continuation of Liens on any Credit Agreement Priority Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Credit Agreement Priority Collateral and actions with respect to the collection of any claim for all or any part of the Lenders Debt from any account debtor, guarantor or any other party) or the valuation, use, protection or release of any security for such Lenders Debt, (ii) any election by any Credit Agreement Secured Party, in any proceeding instituted under Title 11 of the United States Code (the “Bankruptcy Code”) of the application of Section 1111(b) of the Bankruptcy Code or (iii) any borrowing of, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code to, Parent, Libbey Glass or any of its Subsidiaries as debtor-in-possession. The Credit Agreement Secured Parties agreed to waive similar claims with respect to the actions of any of the Noteholder Secured Parties pursuant to the Intercreditor Agreement.

No Interference; Payment Over; Reinstatement

The Collateral Agent agreed in the Intercreditor Agreement for the Noteholder Secured Parties, that prior to the Discharge of Credit Agreement Obligations:

•	it will not challenge or question in any proceeding the validity or enforceability of any first-priority security interest in the Credit Agreement Priority Collateral, the validity, attachment, perfection or priority of any Lien held by any Credit Agreement Secured Party, or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Intercreditor Agreement;

•	it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Credit Agreement Priority Collateral by any Credit Agreement Secured Party;

•	it will have no right to (A) direct any Credit Agreement Secured Party to exercise any right, remedy or power with respect to such Credit Agreement Priority Collateral or (B) consent to the exercise by any Credit Agreement Secured Party of any right, remedy or power with respect to such Credit Agreement Priority Collateral;

•	it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against any Credit Agreement Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and no Credit Agreement Secured Party will be liable for, any action taken or omitted to be taken by any Credit Agreement Secured Party with respect to such Credit Agreement Priority Collateral;

•	it will not object to any waiver or forbearance by the collateral agent under the Senior Secured Credit Agreement from or in respect of bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Credit Agreement Priority Collateral;

•	it will not seek, and will waive any right, to have any Credit Agreement Priority Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Credit Agreement Priority Collateral; and

•	it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement.

If any Credit Agreement Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay any amount to the estate of Libbey Glass or any Note Guarantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, such amount (a “Recovery”) whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties to the Intercreditor Agreement, the Lenders Debt shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and such holder of Lenders Debt shall be entitled to a reinstatement of Lenders Debt with respect to all such recovered amounts and shall have all rights under the Intercreditor Agreement. If the Intercreditor Agreement was terminated (in whole or in part) prior to such Recovery, the Intercreditor Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties thereto. Any Credit Agreement Priority Collateral received by a Noteholders Secured Party prior to the time of such Recovery shall be deemed to have been received prior to the Discharge of Credit Agreement Obligations and subject to the provisions of the immediately preceding paragraph. The Credit Agreement Secured Parties will agree to similar limitations with respect to their rights in the Notes Priority Collateral and their ability to bring a suit against the Collateral Agent or the holders of the notes pursuant to the Intercreditor Agreement.

The Trustee and the Collateral Agent agreed in the Intercreditor Agreement for the Noteholder Secured Parties that if any Noteholder Secured Party obtains possession of the Credit Agreement Priority Collateral or realizes any proceeds or payment in respect of the Credit Agreement Priority Collateral, pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any bankruptcy, insolvency or similar proceeding or through any other exercise of remedies, at any time prior to the Discharge of Credit Agreement Obligations, then it will (to the extent still in its possession, in the case of the Collateral Agent or the Trustee) hold such Credit Agreement Priority Collateral, proceeds or payment in trust for the Credit Agreement Secured Parties and transfer such Credit Agreement Priority Collateral, proceeds or payment, as the case may be, to the collateral agent under the Senior Secured Credit Agreement. The Trustee and the Collateral Agent further agreed in the Intercreditor Agreement for the Noteholder Secured Parties that if, at any time, all or part of any payment with respect to any Lenders Debt secured by any Credit Agreement Priority Collateral previously made shall be rescinded for any reason whatsoever, it will (to the extent still in its possession, in the case of the Collateral Agent or the Trustee) promptly pay over to the collateral agent under the Senior Secured Credit Agreement any payment received by it in respect of any such Credit Agreement Priority Collateral and shall promptly turn any such Credit Agreement Priority Collateral then held by it over to the collateral agent under the Senior Secured Credit Agreement, and the provisions set forth in the Intercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such Lenders Debt. The Credit Agreement Secured Parties are subject to similar limitations with respect to the Notes Priority Collateral and any proceeds or payments in respect of any Notes Priority Collateral pursuant to the Intercreditor Agreement.

In addition, so long as the Discharge of Credit Agreement Obligations has not occurred, the Collateral Agent shall not acquire or hold any Lien on any assets of Libbey Glass or any Guarantor (and neither Libbey Glass nor any Guarantor shall grant such Lien) securing any Obligations under the notes or the Note Guarantees that are not also subject to the first-priority Lien (in the case of Credit Agreement Priority Collateral) or second-priority Lien (in the case of Notes Priority Collateral) in favor of the collateral agent under the Senior Secured Credit Agreement for the benefit of the holders of Lenders Debt. If the Collateral Agent shall acquire or hold any Lien on any assets of Libbey Glass or a Guarantor that is not also subject to the Lien in favor of the collateral agent under the Senior Secured Credit Agreement for the benefit of the holders of Lenders Debt, then the Collateral Agent, as the case may be, shall, without the need for any further consent of any party and notwithstanding anything to the contrary in any other document, be deemed to also hold and have held such Lien for the benefit of the collateral agent under the Senior Secured Credit Agreement as security for the Lenders Debt (subject to the applicable Lien priority and other terms of the Intercreditor Agreement). Other than with respect to Foreign Subsidiaries and Foreign Assets, the collateral agent under the Senior Secured Credit Agreement is subject to similar limitations and requirements in favor of the Collateral Agent with respect to the Notes Priority Collateral pursuant to the Intercreditor Agreement.

Entry Upon Premises and Use of Equipment and Fixtures by Collateral Agent under the Senior Secured Credit Agreement and Holders of Lenders Debt

The Intercreditor Agreement provides that if the collateral agent under the Senior Secured Credit Agreement takes any enforcement action with respect to the Credit Agreement Priority Collateral, the Noteholder Secured Parties (i) will cooperate with the collateral agent under the Senior Secured Credit Agreement in its efforts to enforce its security interest in the Credit Agreement Priority Collateral and to finish any work-in-process and assemble the Credit Agreement Priority Collateral, (ii) will not hinder or restrict in any respect the collateral agent under the Senior Secured Credit Agreement from enforcing its security interest in the Credit Agreement Priority Collateral or from finishing any work-in-process or assembling the Credit Agreement Priority Collateral, and (iii) will, subject to the rights of any landlords under real estate leases, permit the collateral agent under the Senior Secured Credit Agreement, its employees, agents, advisers and representatives, at the sole cost and expense of the Credit Agreement Secured Parties, to enter upon and use real property constituting part of the Notes Priority Collateral and to use equipment and fixtures constituting part of the Notes Priority Collateral for a period not to exceed 180 days after the taking of such enforcement action, for purposes of (A) assembling and storing the Credit Agreement Priority Collateral and completing the processing of and turning into finished goods of any Credit Agreement Priority Collateral consisting of work-in-process, (B) selling any or all of the Credit Agreement Priority Collateral located on real property constituting part of such Notes Priority Collateral, whether in bulk, in lots or to customers in the ordinary course of business or otherwise, (C) removing any or all of the Credit Agreement Priority Collateral located on real property constituting part of such Notes Priority Collateral, or (D) taking reasonable actions to protect, secure, and otherwise enforce the rights of the Credit Agreement Secured Parties in and to the Credit Agreement Priority Collateral; provided, however, that nothing contained in the Intercreditor Agreement restricts the rights of the Collateral Agent from selling, assigning or otherwise transferring any Notes Priority Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by the provisions of the Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the Credit Agreement Priority Collateral has been entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order. If the collateral agent under the Senior Secured Credit Agreement conducts a public auction or private sale of the Credit Agreement Priority Collateral at any of the real property included within the Notes Priority Collateral, the collateral agent under the Senior Secured Credit Agreement shall provide the Collateral Agent with reasonable notice and use reasonable efforts to hold such auction or sale in a manner which would not unduly disrupt the Collateral Agent’s use of such real property.

During the period of actual occupation, use or control by the collateral agent under the Senior Secured Credit Agreement or the holders of Lenders Debt or their agents or representatives of any Notes Priority Collateral, the Credit Agreement Secured Parties will be obligated to repair at their expense any physical damage to such Notes Priority Collateral or other assets or property resulting from such occupancy, use or control, ordinary wear and tear excepted.

Agreements With Respect to Bankruptcy or Insolvency Proceedings

If the collateral agent under the Senior Secured Credit Agreement consents to financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code which is to be secured by any Credit Agreement Priority Collateral or the use of cash collateral representing proceeds of Credit Agreement Priority Collateral under Section 363 of the Bankruptcy Code, the Trustee will agree in the Intercreditor Agreement for the Noteholder Secured Parties, that it will raise no objection to any such financing or to the Liens on the Credit Agreement Priority Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Credit Agreement Priority Collateral, unless such DIP Financing, DIP Financing Liens or use of cash collateral is not permitted under the Lenders Debt so long as:

(i) either (x) all DIP Financing Liens are senior to, or rank pari passu with, the Liens of the Lenders Debt in such Credit Agreement Priority Collateral (in which case, the Collateral Agent will agree for the Noteholder Secured Parties, to subordinate the Liens of the Noteholder Secured Parties in such Credit Agreement Priority Collateral to the Liens of the Lenders Debt in such Credit Agreement Priority Collateral and the DIP Financing Liens) or (y) the Liens of the Collateral Agent are not subordinated to such DIP Financing Liens;

(ii) the Noteholder Secured Parties retain liens on all the Credit Agreement Priority Collateral, including proceeds thereof arising after the commencement of such proceeding, with the same priority as existed prior to the commencement of the case under the Bankruptcy Code, subject to any super-priority ranking of liens in favor of the DIP Lenders as provided above and any “carve out” for administrative expenses agreed to by the collateral agent under the Senior Secured Credit Agreement; and

(iii) no Noteholder Secured Party is required (without its consent) to lend or incur any monetary obligation in connection with such DIP Financing.

The Credit Agreement Secured Parties agreed to similar provisions with respect to any DIP Financing and DIP Financing Liens related to the Notes Priority Collateral.

The Trustee and the Collateral Agent agreed in the Intercreditor Agreement for each of the Noteholder Secured Parties that it will:

(i) not object to or oppose a sale or other disposition of any Credit Agreement Priority Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the Credit Agreement Secured Parties shall have consented to such sale or disposition of such Credit Agreement Priority Collateral and the proceeds of such sale or disposition are applied in accordance with the Intercreditor Agreement. Notwithstanding the foregoing, the Intercreditor Agreement shall not be construed to prohibit the Noteholder Secured Parties from exercising a credit bid in a sale or other disposition of Credit Agreement Priority Collateral under Section 363 of the Bankruptcy Code; provided that in connection with and immediately after giving effect to any such sale pursuant to such credit bid there occurs a Discharge of Credit Agreement Obligations;

(ii) not object to or otherwise contest (or support any other Person contesting), any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the Credit Agreement Priority Collateral made by the Credit Agreement Secured Parties;

(iii) until the Discharge of Credit Agreement Obligations, not seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of the Credit Agreement Priority Collateral, without the prior written consent of the collateral agent under the Senior Secured Credit Agreement;

(iv) not object to, or otherwise contest (or support any Person contesting), (a) any request by the Credit Agreement Secured Parties for adequate protection on account of the Credit Agreement Priority Collateral or (b) any objection by the Credit Agreement Secured Parties to any motion, relief, action or proceeding based on the collateral agent under the Senior Secured Credit Agreement’s or such holder of Lenders Debt’s claiming a lack of adequate protection with respect to the Credit Agreement Priority Collateral;

(v) until the Discharge of Credit Agreement Obligations, not assert or enforce (or support any Person asserting or enforcing) any claim under Section 506(c) of the Bankruptcy Code pari passu with the Liens on the Credit Agreement Priority Collateral securing the Lenders Debt for costs or expenses of preserving or disposing any Credit Agreement Priority Collateral; and

(vi) not oppose or otherwise contest (or support any other Person contesting) any lawful exercise by the Credit Agreement Secured Parties of the right to credit bid at any sale of Credit Agreement Priority Collateral.

In addition, no Noteholder Secured Party will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their respective security interests in the Credit Agreement Priority Collateral, except that:

(i) any of them may freely seek and obtain relief granting a junior Lien co-extensive in all respects with, but subordinated to, all Liens granted in the insolvency or liquidation proceeding to, or for the benefit of, the holders of Lenders Debt (and the Intercreditor Agreement will provide that the Credit Agreement Secured Parties will not object to the granting of such junior Lien); and

(ii) any of them may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Credit Agreement Obligations.

Without limiting the generality of any provisions of the Intercreditor Agreement, any vote to accept, and any other act to support the confirmation or approval of any Non-Conforming Plan of Reorganization shall be inconsistent with and, accordingly, a violation of the terms of the Intercreditor Agreement, and the collateral agent under the Senior Secured Credit Agreement shall be entitled to have any such vote to accept a Non-Conforming Plan of Reorganization dismissed and any such support of any Non-Conforming Plan of Reorganization withdrawn.

The Collateral Agent agreed in the Intercreditor Agreement for the Noteholder Secured Parties that (a) the Noteholder Secured Parties’ claims against Libbey Glass and the Note Guarantors in respect of the Credit Agreement Priority Collateral constitutes junior claims separate and apart (and of a different class) from the senior claims of the holders of Lenders Debt against Libbey Glass and the Note Guarantors in respect of the Credit Agreement Priority Collateral, (b) the Lenders Debt includes all interest that accrues after the commencement of any insolvency or liquidation proceeding of Libbey Glass or any Guarantor at the rate provided for in the Credit Agreement, regardless of whether a claim for post-petition interest is allowed or allowable in any such insolvency or liquidation proceeding and (c) the Intercreditor Agreement constitutes a “subordination agreement” under Section 510 of the Bankruptcy Code.

The Credit Agreement Secured Parties are subject to similar limitations in favor of the Noteholder Secured Parties pursuant to the Intercreditor Agreement.

Insurance

Until written notice by the collateral agent under the Senior Secured Credit Agreement to the Trustee that the Discharge of Credit Agreement Obligations has occurred, as between the collateral agent under the Senior Secured Credit Agreement, on the one hand, and the Noteholders Secured Parties, on the other hand, only the collateral agent under the Senior Secured Credit Agreement will have the right (subject to the rights of Libbey Glass and the Note Guarantors under the documents related to the Senior Secured Credit Agreement) to adjust or settle any insurance policy or claim covering or constituting Credit Agreement Priority Collateral in the event of any covered loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Credit Agreement Priority Collateral. All proceeds of such claims will be applied as provided in the Senior Secured Credit Agreement. Unless and until written notice by the Trustee to the collateral agent under the Senior Secured Credit Agreement that the obligations under the Indenture and the notes have been paid in full, as between the collateral agent under the Senior Secured Credit Agreement on the one hand, and the Trustee and the Collateral Agent, as the case may be, on the other hand, only the Collateral Agent will have the right (subject to the rights of the Grantors under the documents related to the notes) to adjust or settle any insurance policy or claim covering or constituting Notes Priority Collateral in the event of any covered loss thereunder and to approve any award granted in any condemnation or similar proceeding solely affecting the Notes Priority Collateral. All proceeds of such claims will be applied as provided in the Indenture. To the extent that an insured loss covers or constitutes both Credit Agreement Priority Collateral and Notes Priority Collateral, then the collateral agent under the Senior Secured Credit Agreement and the Collateral Agent will work jointly and in good faith to collect, adjust or settle (subject to the rights of Libbey Glass and the Note Guarantors under the documents related to the Senior Secured Credit Agreement and the notes) under the relevant insurance policy.

Refinancings of Lenders Debt and the Notes

The Obligations in respect of Lenders Debt and the obligations under the Indenture may be refinanced or replaced, in whole or in part, in each case without notice to or the consent of (except to the extent a consent is otherwise required to permit the refinancing transaction under the Senior Secured Credit Agreement or any security document related thereto or the Indenture and the Collateral Documents, as applicable) the Credit Agreement Secured Parties or any Noteholder Secured Party, all without affecting the Lien priorities provided for in the Intercreditor Agreement; provided, however, that the holders of any such refinancing or replacement Indebtedness (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the Intercreditor Agreement) as the collateral agent under the Senior Secured Credit Agreement or the Collateral Agent, as the case may be, shall reasonably request and in form and substance reasonably acceptable to the collateral agent under the Senior Secured Credit Agreement or Collateral Agent, as the case may be.

In addition, if at any time in connection with or after the Discharge of Credit Agreement Obligations, Libbey Glass enters into any refinancing of Lenders Debt secured by the Credit Agreement Priority Collateral on a first-priority basis, then such Discharge of Credit Agreement Obligations shall automatically be deemed not to have occurred for all purposes of the Intercreditor Agreement, the Senior Secured Credit Agreement and the Indenture, and the obligations under such refinancing shall automatically be treated as Lenders Debt for all purposes of the Intercreditor Agreement, including for purposes of the Lien priorities and rights in respect of Credit Agreement Priority Collateral set forth therein.

In connection with any refinancing or replacement contemplated by the foregoing paragraph, the Intercreditor Agreement may be amended at the request and sole expense of Libbey Glass, and without the consent of any holder of notes, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement Indebtedness in compliance with the Senior Secured Credit Agreement and the Indenture, (b) to establish that Liens on any Notes Priority Collateral securing such refinancing or replacement Indebtedness shall have the same priority (or junior priority) as the Liens on any Notes Priority Collateral securing the Indebtedness being refinanced or replaced and (c) to establish that the Liens on any Credit Agreement Priority Collateral securing such refinancing or replacement indebtedness shall have the same priority (or junior priority) as the Liens on any Credit Agreement Priority Collateral securing the Indebtedness being refinanced or replaced, all on the terms provided for herein immediately prior to such refinancing or replacement.

Subject to the terms of the Collateral Documents, Libbey Glass and the Note Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the notes, to freely operate the Collateral and to collect, invest and dispose of any income therefrom. See “Risk Factors — Risks Related to the Notes — In the event of a bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.”

Sufficiency of Collateral

By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of Libbey Glass’s industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain Covenants with Respect to the Collateral

The Collateral will be pledged pursuant to the Collateral Documents, which contain provisions relating to the administration, preservation and disposition of the Collateral. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents and the Indenture as they relate to the Collateral.

Maintenance of Collateral.  The Indenture and/or the Collateral Documents provide that Libbey Glass and the Note Guarantors shall maintain the Collateral in good, safe and insurable operating order, condition and repair (ordinary wear and tear excepted) and do all other acts as may be reasonably necessary or appropriate to maintain and preserve the value of the Collateral, except where the failure to maintain such value would not have a material adverse effect on the Collateral. The Indenture and/or the Collateral Documents also provide that Libbey Glass and the Note Guarantors shall pay all real estate and other taxes (except for those being contested in good faith and for which adequate reserves have been made), and maintain in full force and effect all material permits and certain insurance coverages, except to the extent that the failure to maintain such permits and coverages follows the sale, in accordance with the Indenture, of the assets to which such permits or coverages relate or where such failure would not have a material adverse effect on the Collateral.

Further Assurances.  Libbey Glass and the Note Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Collateral Documents in the Collateral. In addition, from time to time, Libbey Glass will reasonably promptly secure the obligations under the Indenture, Collateral Documents and Intercreditor Agreement by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to the Collateral. Such security interests and Liens will be created under the Collateral Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance substantially consistent with the Collateral Documents as in effect immediately after the Issue Date.

As necessary, or upon reasonable request of the Collateral Agent or the Trustee, Libbey Glass and the Note Guarantors shall, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, as may be necessary or as the Collateral Agent or the Trustee may reasonably request to create, protect, assure, perfect, transfer and confirm the Liens, benefits, property and rights conveyed or intended to be conveyed by the Indenture or the Collateral Documents for the benefit of the holders and the Trustee, including with respect to after-acquired Collateral.

Real Estate Mortgages and Filings.  With respect to any fee interest in certain real property interests identified in a schedule to the Indenture (individually and collectively, the “Premises”) owned by Libbey Glass or a

Note Guarantor on the Issue Date or acquired by Libbey Glass or a Note Guarantor after the Issue Date that secures Lenders Debt:

(1) Within 45 days of the Issue Date Libbey Glass delivered to the Collateral Agent, as mortgagee or beneficiary, as applicable, fully executed counterparts of Mortgages, each dated as of the date such property is pledged to secure Lenders Debt, in accordance with the requirements of the Indenture and/or the Collateral Documents, duly executed by Libbey Glass or the applicable Note Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected first-priority Lien (subject to Permitted Liens) against the properties purported to be covered thereby;

(2) the Collateral Agent received mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of itself and the Trustee, the holders of the notes and holders of any Pari Passu Secured Indebtedness, in the form necessary, with respect to the property purported to be covered by such Mortgage, to insure that the interests created by the Mortgage constitute valid first-priority Liens on such property free and clear of all Liens, defects and encumbrances (other than Permitted Liens), each such title insurance policy is in an amount reasonably satisfactory to the Collateral Agent and such policies include, to the extent available at a commercially reasonable premium, the endorsements equivalent to those delivered in connection with Lenders Debt and were accompanied by evidence of the payment in full of all premiums thereon; and

(3) Libbey Glass, or each Note Guarantor, delivered to the Collateral Agent, with respect to each of the covered Premises, such filings, surveys (or any updates or affidavits that the title company may reasonably require as necessary to issue the title insurance policies), local counsel opinions, landlord agreements and fixture filings, along with such other documents, instruments, certificates and agreements, as the Collateral Agent and its counsel reasonably required to create, evidence or perfect a valid first-priority Lien on the property subject to each such Mortgage (subject to Permitted Liens).

Foreclosure

Upon the occurrence and during the continuance of an Event of Default, the Collateral Documents provide for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the Collateral Agent and the distribution of the Net Proceeds of any such sale to the holders of the notes, subject to any prior Liens on the Collateral and the provisions of the Intercreditor Agreement. The Intercreditor Agreement imposes severe restrictions upon the ability of the Collateral Agent to pursue foreclosure of Credit Agreement Priority Collateral. See “— Intercreditor Agreement.” In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full Libbey Glass’s obligations under the notes.

Certain Bankruptcy Limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against Libbey Glass or any Note Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor or any other Collateral, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral, including any obligation secured on a priority basis.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the notes after payment of any priority claims, the holders of the notes would hold secured claims only to the extent of the value of the Collateral to which the holders of the notes are entitled, and unsecured claims with respect to such shortfall.

Release

Release of Collateral

Libbey Glass and the Note Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

•	to enable the disposition of such property or assets to the extent not prohibited under the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;

•	the release of Excess Proceeds that remain unexpended after the conclusion of an Asset Disposition Offer conducted in accordance with the Indenture;

•	in the case of a Note Guarantor that is released from its Note Guarantee, the release of the property and assets of such Note Guarantor; or

•	as described under “— Amendments and Waivers” below.

The second-priority lien on the Credit Agreement Priority Collateral securing the notes will terminate and be released automatically if the first-priority liens on the Credit Agreement Priority Collateral are released by the collateral agent under the Senior Secured Credit Agreement in connection with a sale, transfer or disposition of Credit Agreement Priority Collateral that occurs after the occurrence of an event of default under the Senior Secured Credit Agreement permitting the acceleration of the Lenders Debt or in connection with the foreclosure of, or other exercise of remedies with respect to, such Credit Agreement Priority Collateral by the collateral agent under the Senior Secured Credit Agreement (except with respect to any proceeds of such sale, transfer or disposition that remain after the Discharge of Credit Agreement Obligations).

The security interests in all Collateral securing the notes and Note Guarantees also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest on, the notes and all other Obligations under the Indenture, the Note Guarantees under the Indenture and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “— Defeasance” or a discharge of the Indenture in accordance with the satisfaction and discharge provisions therein.

Change of Control

If a Change of Control occurs, each holder will have the right to require Libbey Glass to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, Libbey Glass will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require Libbey Glass to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by Libbey Glass, consistent with the Indenture, that a holder must follow in order to have its notes repurchased.

On the Change of Control Payment Date, Libbey Glass will, to the extent lawful:

(1) accept for payment all notes or portions of notes (in minimum denominations of $2,000 or integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Libbey Glass.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above are applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that Libbey Glass repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Libbey Glass will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Libbey Glass will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Libbey Glass and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption has been given pursuant to the Indenture as described under “— Optional Redemption.”

Libbey Glass will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Libbey Glass will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Libbey Glass by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of Libbey Glass and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require Libbey Glass to make an offer to repurchase the notes as described above. The provisions under the Indenture relative to Libbey Glass’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

See “Risk Factors — We may not be able to repurchase the notes upon a change of control” for a description of the risks relating to Libbey Glass’s ability to repurchase notes pursuant to a Change of Control Offer.

Certain Covenants

Effectiveness of Certain Covenants

If on any date following the date of the Indenture:

(1) the notes are rated Baa3 or better by Moody’s Investors Service, Inc. and BBB- or better by Standard & Poor’s Ratings Group, Inc. (or, if either such entity ceases to rate the notes for reasons outside of the control of Libbey Glass, the equivalent investment grade credit rating from any other nationally recognized statistical rating agency selected by Libbey Glass as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended:

(1) “— Certain Covenants — Limitation on Indebtedness”;

(2) “— Certain Covenants — Limitation on Restricted Payments”;

(3) “— Certain Covenants — Limitation on Restrictions on Distributions from Restricted Subsidiaries”;

(4) “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;

(5) “— Certain Covenants — Limitation on Affiliate Transactions”;

(6) “— Certain Covenants — Limitation on Sale of Capital Stock of Restricted Subsidiaries”;

(7) “— Certain Covenants — SEC Reports”;

(8) clause (3) with respect to Libbey Glass of “— Certain Covenants — Merger and Consolidation”;

(9) “— Certain Covenants — Future Subsidiary Guarantors” (but only with respect to the obligation to create future Subsidiary Guarantors); and

(10) “— Certain Covenants — Limitation on Lines of Business.”

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Limitation on Restricted Payments” covenant will be made as if the “Limitation on Restricted Payments” covenant had been in effect since the date of the Indenture except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.

Limitation on Indebtedness

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that Libbey Glass and the Subsidiary Guarantors may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio for Libbey Glass and its Restricted Subsidiaries is at least 2.00 to 1.00.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of Libbey Glass, any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary Incurred pursuant to a Credit Facility in an aggregate amount up to the greater of (a) $110.0 million and (b) the Borrowing Base;

(2) Guarantees by (x) Libbey Glass or its Subsidiary Guarantors of Indebtedness Incurred by Libbey Glass or a Restricted Subsidiary in accordance with the provisions of the Indenture, provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the notes or the Subsidiary Guarantee, as the case may be, and (y) Non-Guarantor Restricted Subsidiaries of Indebtedness Incurred by Non-Guarantor Restricted Subsidiaries in accordance with the provisions of the Indenture;

(3) Indebtedness of Libbey Glass owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Libbey Glass or any other Restricted Subsidiary; provided, however,

(a) if Libbey Glass is the obligor on such Indebtedness and a Subsidiary Guarantor is not the obligee, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

(b) if a Subsidiary Guarantor is the obligor on such Indebtedness and Libbey Glass or a Subsidiary Guarantor is not the obligee, such Indebtedness is expressly subordinated in right of payment to the Subsidiary Guarantees of such Subsidiary Guarantor; and

(c) (i) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than Libbey Glass or a Restricted Subsidiary of Libbey Glass; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than Libbey Glass or a Restricted Subsidiary of Libbey Glass shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Libbey Glass or such Subsidiary, as the case may be.

(4) Indebtedness represented by (a) the notes issued on the Issue Date, the Subsidiary Guarantees and the related exchange notes and exchange guarantees issued pursuant to the Registration Rights Agreement, (b) any Indebtedness (other than the Indebtedness described in clauses (1) or (4)(a)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of Indebtedness described in the first paragraph of this covenant or any of clauses (4), (5) and (7);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by, or merged into, Libbey Glass or any Restricted Subsidiary (whether or not such Indebtedness was Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Libbey Glass or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by Libbey Glass, Libbey Glass would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) Indebtedness under Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes) and Obligations in connection with cash management and related banking services Incurred in the ordinary course of business;

(7) the Incurrence by Libbey Glass or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations Incurred pursuant to this clause (7), and Attributable Indebtedness, in an aggregate principal amount (including all Refinancing Indebtedness Incurred to refund, defease, renew, extend, refinance or replace any Indebtedness Incurred pursuant to this clause (7)) not to exceed $15.0 million at any time outstanding, plus an amount equal to the aggregate of all Attributable Indebtedness Incurred in connection with any Sale/Leaseback Transaction with respect to Libbey Glass’s distribution center located in Laredo, Texas and any Sale/Leaseback Transaction to enable the construction and leaseback of office and related space on land located within the Monterrey, Mexico manufacturing complex owned and operated by a Restricted Subsidiary of Libbey Glass;

(8) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, letters of credit, performance, surety and similar bonds, warranties, indemnities and completion guarantees provided by Libbey Glass or a Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from agreements of Libbey Glass or a Restricted Subsidiary providing for customary guarantees, indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted

Subsidiary, provided, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Libbey Glass and its Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness represented by earnout provisions, contingent payments in respect of purchase price or adjustment of purchase price or similar obligations in acquisition agreements; provided, that this clause (10) shall not extend to Indebtedness Incurred to finance an earnout or any such obligations or other component of such Investment;

(11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(12) Indebtedness Incurred by Foreign Subsidiaries that are not Subsidiary Guarantors (other than Libbey Glassware (China) Co., Ltd. or a Restricted Subsidiary that is a Foreign Subsidiary organized under the laws of the People’s Republic of China) in an aggregate principal amount, together with all other Indebtedness Incurred pursuant to this clause (12), not to exceed at any time outstanding the greater of (x) $45.0 million and (y) 10% of Foreign Assets (determined as of the end of the most recent fiscal quarter immediately preceding the date of such Incurrence);

(13) Indebtedness of Libbey Glassware (China) Co., Ltd. or a Restricted Subsidiary that is a Foreign Subsidiary organized under the laws of the People’s Republic of China in an aggregate principal amount, together with all other Indebtedness Incurred pursuant to this clause (13), not to exceed $50.0 million at any time outstanding, and any Guarantee of such Indebtedness issued by Libbey Glass; and

(14) in addition to the items referred to in clauses (1) through (13) above, Indebtedness of Libbey Glass or any of its Restricted Subsidiaries in an aggregate principal amount, together with all other Indebtedness Incurred pursuant to this clause (14), not to exceed $25 million at any time outstanding.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) subject to clause (2) below, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, Libbey Glass, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and may later classify such item of Indebtedness in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2) all Indebtedness outstanding on the Issue Date under the Senior Secured Credit Agreement shall be deemed Incurred on the Issue Date under clause (1) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of Libbey Glass or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(7) the principal amount of any Indebtedness outstanding in connection with a securitization transaction is the amount of obligations outstanding under the legal documents entered into as part of such securitization that would be characterized as principal on any date of determination if such securitization transaction were structured as a secured lending transaction; and

(8) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable-in-kind and (ii) the principal amount or liquidation preference thereof, in the case of any other Indebtedness.

In addition, Libbey Glass will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if the Incurrence of such Indebtedness as of such date violates this “— Limitation on Indebtedness” covenant, Libbey Glass shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that the U.S. dollar-equivalent principal amount of Indebtedness of Libbey Glassware (China) Co., Ltd. under the Credit Facility to which it is a party as of the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the date first committed; and provided further that if any such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Libbey Glass may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Libbey Glass or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of Libbey Glass (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of Libbey Glass; and

(b) dividends or distributions payable to Libbey Glass, any Restricted Subsidiary or to the holders of common Capital Stock of Restricted Subsidiaries on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Libbey Glass or any direct or indirect parent of Libbey Glass held by Persons other than Libbey Glass or a Restricted Subsidiary (other than in exchange for Capital Stock of Libbey Glass (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than (x) Indebtedness of Libbey Glass owing to and held by any Subsidiary Guarantor or Indebtedness of a Subsidiary Guarantor owing to and held by Libbey Glass or any other Subsidiary Guarantor permitted under clause (3) of the second paragraph of the covenant “— Limitation on Indebtedness” or (y) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time Libbey Glass or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) Libbey Glass is not able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph under the “— Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding clauses (1), (2), (3), (4), (6), (7), (8), (9), (11), (13) and (14) of the next succeeding paragraph) would exceed the sum of, without duplication:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate Net Cash Proceeds received by Libbey Glass, plus the fair market value of property other than cash or of marketable securities (such fair market value to be determined on the date of contractually agreeing to such sale as determined in good faith by the Board of Directors) received by Libbey Glass from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of Libbey Glass or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Libbey Glass or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii) the amount by which Indebtedness of Libbey Glass or its Restricted Subsidiaries is reduced on Libbey Glass’s balance sheet upon the conversion or exchange (other than by a Subsidiary of Libbey Glass) subsequent to the Issue Date of any Indebtedness of Libbey Glass or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Libbey Glass or the Parent (less the amount of any cash, or the fair market value of any other property, distributed by Libbey Glass upon such conversion or exchange); and

(iv) 100% of the Net Cash Proceeds and the fair market value of property other than cash and marketable securities (such fair market value to be determined in good faith by the Board of Directors) from the sale or other disposition (other than to Libbey Glass or a Note Guarantor or to an employee stock ownership plan or trust established by Libbey Glass or any Restricted Subsidiary) of Restricted Investments made after the Issue Date and redemptions and repurchases of such Restricted Investments from Libbey Glass or its Restricted Subsidiaries and repayment of loans or advances from Libbey Glass and its Restricted Subsidiaries (other than in each case to the extent the Restricted Investment was made pursuant to clause (14) of the next succeeding paragraph);

(v) to the extent that any Unrestricted Subsidiary of Libbey Glass designated as such after the Issue Date is redesignated as a Restricted Subsidiary or any Unrestricted Subsidiary of Libbey Glass merges into or consolidates with Libbey Glass or any of its Restricted Subsidiaries, in each case after the Issue Date, the fair market value of such Subsidiary as of the date of such redesignation or such merger or consolidation, or in the case of the transfer of assets of an Unrestricted Subsidiary to Libbey Glass or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of Libbey Glass in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment); and

(vi) 50% of any cash dividends received by Libbey Glass or a Restricted Subsidiary of Libbey Glass after the Issue Date from an Unrestricted Subsidiary of Libbey Glass, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Libbey Glass.

The provisions of the preceding paragraph will not prohibit:

(1) any Restricted Payment (including Restricted Payments by Libbey Glass or a Restricted Subsidiary) made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Libbey Glass or the Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Libbey Glass or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Libbey Glass or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Libbey Glass or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of Libbey Glass or a Restricted Subsidiary made by exchange for or out of the proceeds of the sale within 60 days of Disqualified Stock of Libbey Glass, the Parent or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness” and that in each case constitutes Refinancing Indebtedness;

(4) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “— Limitation on Sales of Assets and Subsidiary Stock” below;

(5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(6) Restricted Payments, cash dividends or loans to the Parent, for the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of Libbey Glass or any Restricted Subsidiary or any direct or indirect parent of Libbey Glass held by any existing or former directors, officers, employees or consultants of Libbey Glass or the Parent or any Subsidiary of Libbey Glass or their assigns, estates or heirs, in each case in connection with the repurchase provisions under stock option or stock purchase agreements or other agreements to compensate such Persons; provided, that such redemptions, repurchases or payments pursuant to this clause shall not be permitted with respect to the compensation or issuance of securities for any services that were not related to, or for the benefit of, Libbey Glass and its Restricted Subsidiaries; provided, further, that such redemptions or repurchases pursuant to this clause will not exceed $3.0 million in the aggregate during any calendar year; provided, further, that (x) Libbey Glass may carry over and make in subsequent calendar years, in addition to the $3.0 million amount permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or retirements for value permitted to be made, but not made, in any preceding calendar year, up to a maximum amount of $8.0 million in any calendar year and (y) the maximum amount in any calendar year may be increased by the amount of any capital contributions to Libbey Glass as a result of sales of such shares of Capital Stock of Libbey Glass or any direct or indirect parent of Libbey Glass to such persons (provided that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph) to the extent not so previously applied, plus the amount of any “key man” insurance proceeds, received by Libbey Glass or any Restricted Subsidiary to the extent not so previously applied;

(7) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Libbey Glass issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(8) repurchases of Capital Stock deemed to occur upon (x) the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof or (y) cash dividends or loans to the Parent in amounts sufficient to pay taxes of directors, officers, employees or consultants relating to the withholding of a portion of the Capital Stock granted or awarded to a director, officer, employee or consultant in exchange for the payment of taxes payable by such Person upon such grant or award;

(9) cash dividends or loans to the Parent in amounts equal to:

(a) the amounts required for the Parent to pay any Federal, state or local income taxes to the extent that such income taxes are directly attributable to the income of Libbey Glass and its Restricted Subsidiaries and, to the extent of amounts actually received from Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries;

(b) the amounts required for the Parent to pay franchise taxes and other fees required to maintain its legal existence;

(c) amounts to pay corporate overhead expenses (including professional fees and expenses payable to third parties) of the Parent Incurred in the ordinary course of business (including (x) financing transactions (of debt or equity) that benefit, or are intended to benefit, Libbey Glass and its Restricted Subsidiaries and (y) in connection with reporting obligations under or otherwise in connection with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument of Indebtedness of the Parent, Libbey Glass or any Restricted Subsidiary), and to pay salaries, benefits or other compensation of directors, officers, employees and consultants who perform services for the Parent, Libbey Glass or any Restricted Subsidiary, including, with respect to any financing transaction to pay such expenses on an interim basis so long as such expenses are repaid out of the proceeds of such transaction upon completion of such transaction;

(10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “— Change of Control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “— Limitation on Sales of Assets and Subsidiary Stock” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, Libbey Glass has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the notes and has completed the repurchase or redemption of all notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(11) the repurchase or redemption of Libbey Glass’s or the Parent’s preferred stock purchase rights, or any substitute therefor, in an aggregate amount not to exceed the product of (x) the number of outstanding shares of Common Stock of the Parent and (y) $0.01 per share, as such amount may be adjusted in accordance with any rights agreement relating to the Common Stock of the Parent;

(12) so long as no Event of Default exists and has not been cured or waived, cash dividends or loans to the Parent in amounts required for the Parent to declare and pay cash dividends on its common stock, par value $.01 per share (the “Parent Common Stock”) in an amount not to exceed $0.20 per share in any fiscal year, which amount will be reduced to reflect any subdivision of the Parent Common Stock by means of a stock split, stock dividend or otherwise;

(13) the repurchase, redemption or other acquisition for value of Capital Stock of Libbey Glass or any direct or indirect parent of Libbey Glass representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving Libbey Glass or any direct or indirect parent of Libbey Glass; and

(14) Restricted Payments in an amount not to exceed $15.0 million;

provided, however, that at the time of and after giving effect to any Restricted Payment permitted under clauses (4), (7) or (14), no Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Libbey Glass or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of Libbey Glass acting in good faith whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, Libbey Glass shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “— Limitation on Restricted Payments” were computed.

Limitation on Liens

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, other than:

(1) in the case of Liens on any Notes Priority Collateral, any Lien if (i) such Lien ranks expressly junior in priority to the Lien securing the notes with respect to such Notes Priority Collateral; or (ii) such Lien is a Permitted Lien; and

(2) in the case of any other asset or property, any Lien if (i) the notes are equally and ratably secured with (or, in the case such Lien secures any Subordinated Obligations the notes are secured on a senior basis to) the Obligations secured by such Lien or (ii) such Lien is a Permitted Lien.

In addition, if Libbey Glass or any Subsidiary Guarantor, directly or indirectly, shall create, Incur or suffer to exist any Lien (other than Permitted Liens) securing any Lenders Debt, Libbey Glass or such Subsidiary Guarantor, as the case may be, must concurrently grant at least a second-priority Lien in the case of assets constituting Credit Agreement Priority Collateral or a first-priority Lien in the case of assets constituting Notes Priority Collateral upon such property as security for the notes as is also described above in the second paragraph under “Collateral — Assets Pledged as Collateral”, excluding any Foreign Assets or Capital Stock which by the terms of the Collateral Documents are expressly permitted to be subject to a Lien securing Lenders Debt without also being subject to a Lien securing the Notes and the Note Guarantees.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Libbey Glass will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Libbey Glass or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to Libbey Glass or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to Libbey Glass or any Restricted Subsidiary to other Indebtedness Incurred by Libbey Glass or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to Libbey Glass or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, the Indenture, the outstanding notes, the exchange notes, the Subsidiary Guarantees, the Collateral Documents, the Intercreditor Agreement and the Senior Secured Credit Agreement (and related documentation) in effect on such date;

(ii) any encumbrance or restriction with respect to a Person pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by such Person on or before the date on which such Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with Libbey Glass or a Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with Libbey Glass or in contemplation of the transaction) and outstanding on such date, provided that any such encumbrance or restriction shall not extend to any assets or property of Libbey Glass or any other Restricted Subsidiary other than the assets and property so acquired and that, in the case of Indebtedness, was permitted to be Incurred pursuant to the Indenture;

(iii) any encumbrance or restriction pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect, taken as a whole, to the holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, Liens permitted to be incurred under the provisions of the covenant described under “— Limitation on Liens”;

(v) (a) purchase money obligations or mortgage financings for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vii) any customary provisions relating to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(viii) net worth provisions in leases and other agreements and provisions restricting cash or other deposits in agreements entered into by Libbey Glass or any Restricted Subsidiary in the ordinary course of business;

(ix) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

(x) encumbrances or restrictions contained in indentures or debt instruments or other debt arrangements Incurred or Preferred Stock issued by Subsidiary Guarantors in accordance with “— Limitation on Indebtedness,” that are not more restrictive, taken as a whole, than those applicable to Libbey Glass in either the Indenture or the Senior Secured Credit Agreement on the Issue Date (which results in encumbrances or restrictions comparable to those applicable to Libbey Glass at a Restricted Subsidiary level);

(xi) encumbrances or restrictions contained in indentures or other debt instruments or debt arrangements Incurred or Preferred Stock issued by Restricted Subsidiaries that are not Subsidiary Guarantors subsequent to the Issue Date pursuant to clauses (5), (12), (13) or (14) of the second paragraph of the covenant “— Limitation on Indebtedness,” provided that such encumbrances and restrictions contained in any agreement or instrument will not materially affect Libbey Glass’s ability to make anticipated principal or interest payments on the notes (as determined by the Board of Directors of Libbey Glass);

(xii) encumbrances or restrictions contained in customary non-assignment provisions in leases, contracts, licenses or other agreements entered into in the ordinary course of business; and

(xiii) encumbrances or restrictions arising or agreed to in the ordinary course of business, not relating to Indebtedness, that do not, individually or in the aggregate, detract from the value of property or assets of Libbey Glass or any Restricted Subsidiary thereof in any manner material to Libbey Glass or any Restricted Subsidiary.

Limitation on Sales of Assets and Subsidiary Stock

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) Libbey Glass or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) except for any Permitted Asset Swap, at least 75% of the consideration from such Asset Disposition received by Libbey Glass or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents;

(3) if such Asset Disposition involves the disposition of Notes Priority Collateral or, after the Discharge of Credit Agreement Obligations, the disposition of Credit Agreement Priority Collateral, the Net Available Cash from such Asset Disposition, pending application in accordance with the provisions described under clause (4) below, be paid directly by the purchaser of such Collateral to the Collateral Agent for deposit into the Collateral Account, and, any portion of the consideration therefor other than cash or Cash Equivalents shall be made subject to the Lien of the Indenture and the applicable Collateral Documents; and

(4) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Libbey Glass or such Restricted Subsidiary, as the case may be:

(a) to the extent such Net Available Cash constitute proceeds from the sale of Credit Agreement Priority Collateral, to repay Indebtedness under the Credit Agreement secured by such Credit Agreement Priority Collateral within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(b) to the extent such Net Cash Proceeds constitute proceeds from the sale of Notes Priority Collateral, to permanently repay, equally and ratably, the notes and any Pari Passu Secured Indebtedness, within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(c) to permanently reduce obligations under other Indebtedness secured by a Lien (provided that if Libbey Glass or any Note Guarantor shall so reduce such obligations, Libbey Glass will equally and ratably reduce obligations under the notes and any Pari Passu Secured Indebtedness if the notes and such Pari Passu Secured Indebtedness are then prepayable or, if the notes may not then be prepaid, by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of notes that would otherwise be prepaid) or Indebtedness of a Non-Guarantor Restricted Subsidiary, in each case other than Indebtedness owed to Libbey Glass or an Affiliate of Libbey Glass within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; or

(d) to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that with respect to Asset Dispositions of Notes Priority Collateral, such Additional Assets are added to the Notes Priority Collateral with the exception of Net Available Cash not to exceed $15.0 million that is invested in Additional Assets of Non-Guarantor Restricted Subsidiaries;

provided that pending the final application of any such Net Available Cash in accordance with clauses (a) through (d) above, Libbey Glass and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture; provided further that in the case of an Asset Disposition of Notes Priority Collateral, any cash will be deposited in accordance with clause (3) above.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” To the extent that the aggregate amount of Excess Proceeds exceeds $20.0 million on the 366th day after an Asset Disposition, Libbey Glass will be required to make an offer (“Asset Disposition Offer”) to all holders of notes and to the extent required by the terms of other Pari Passu Secured Indebtedness, to all holders of other Pari Passu Secured Indebtedness outstanding with similar provisions requiring Libbey Glass to make an offer to purchase such Pari Passu Secured Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to purchase the maximum principal amount of notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, and in compliance with the Intercreditor Agreement, in each case in integral multiples of $1,000. To the extent that the aggregate amount of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, Libbey Glass may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). Libbey Glass will mail a notice of an Asset Disposition Offer first class, postage prepaid, to the record holders shown on the register of Holders within 20 days following the 366th day referred to in the second paragraph of this clause, with a copy to the Trustee, offering to purchase the notes and Pari Passu Notes as described above. Each notice of an Asset Disposition Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, subject to applicable law (the “Asset Disposition Purchase Date”). No later than five Business Days after the termination of the Asset Disposition Offer Period, Libbey Glass will purchase the principal amount of notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, Libbey Glass will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes and Pari Passu Notes or portions of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. Libbey Glass will deliver to the Trustee an Officers’ Certificate stating that such notes or portions thereof were accepted for payment by Libbey Glass in accordance with the terms of this covenant and, in addition, Libbey Glass will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. Libbey Glass or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after the Asset Disposition Purchase Date) mail or deliver to each tendering holder of notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by Libbey Glass for purchase, and Libbey Glass will promptly issue a new note, and the Trustee, upon delivery of an Officers’ Certificate from Libbey Glass, will authenticate and mail or deliver such new note to such holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. In addition, Libbey Glass will take any and all other actions required by the agreements governing the Pari Passu Notes. Any note not so accepted will be promptly mailed or delivered by Libbey Glass to the holder thereof. Libbey Glass will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of clause (2) of this covenant, the following will be deemed to be cash:

(1) any liabilities as shown on the most recent consolidated balance sheet of Libbey Glass or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Libbey Glass or such Restricted Subsidiary from further liability;

(2) any securities, notes or other obligations received by Libbey Glass or any such Restricted Subsidiary from such transferee that are converted by Libbey Glass or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, with 180 days following the closing of such Asset Disposition; and

(3) any Designated Non-cash Consideration received by Libbey Glass or any Restricted Subsidiary in such Asset Disposition having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at the time outstanding, not to exceed $15.0 million at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Libbey Glass will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Libbey Glass will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving aggregate consideration in excess of $2.5 million with any Affiliate of Libbey Glass (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to Libbey Glass or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of Libbey Glass and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of $25.0 million, Libbey Glass has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of Libbey Glass restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans, pension plans or similar plans and/or indemnity provided on behalf of current or former directors, officers and employees approved by the Board of Directors of Libbey Glass;

(3) loans or advances to employees, officers or directors of Libbey Glass or any Restricted Subsidiary of Libbey Glass in the ordinary course of business consistent with past practices, in an aggregate amount outstanding at any time not in excess of $5.0 million (without giving effect to the forgiveness of any such loan);

(4) any transaction between Libbey Glass and a Restricted Subsidiary or between Restricted Subsidiaries and any Guarantees issued by Libbey Glass or a Restricted Subsidiary for the benefit of Libbey Glass or a Restricted Subsidiary, as the case may be, in accordance with “— Limitation on Indebtedness”;

(5) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, current, former and future directors of Libbey Glass or any Restricted Subsidiary;

(6) the existence of, and the performance of obligations of Libbey Glass or any of its Restricted Subsidiaries under the terms of any agreement to which Libbey Glass or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the notes than the terms of the agreements in effect on the Issue Date;

(7) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of the business of Libbey Glass and its Restricted Subsidiaries and otherwise in compliance with the terms of the Indenture; provided that in the reasonable determination of the members of the Board of Directors or senior management of Libbey Glass, such transactions are on terms that are no less favorable to Libbey Glass or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Libbey Glass or such Restricted Subsidiary with an unrelated Person;

(8) any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of Libbey Glass and the granting and performance of registration and other customary rights in connection therewith;

(9) transactions with a Person that is an Affiliate of Libbey Glass solely because Libbey Glass, directly or indirectly, owns Capital Stock of, or controls, such Person;

(10) transactions with Affiliates solely in their capacity as holders of the Indebtedness or Capital Stock of Libbey Glass or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(11) any contribution to the common equity capital of Libbey Glass;

(12) the pledge of Capital Stock of any Unrestricted Subsidiary to lenders to support the Indebtedness of such Unrestricted Subsidiary owed to such lenders;

(13) payments by Libbey Glass or any of its Restricted Subsidiaries pursuant to any tax sharing, allocation or similar agreement; and

(14) transactions permitted by, and complying with, the provisions of the covenant described under “— Merger and Consolidation.”

Limitation on Sale of Capital Stock of Restricted Subsidiaries

Libbey Glass will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1) to Libbey Glass or a Wholly-Owned Subsidiary; or

(2) in compliance with the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” and immediately after giving effect to such issuance or sale, such Restricted Subsidiary either continues to be a Restricted Subsidiary or if such Restricted Subsidiary would no longer be a Restricted Subsidiary, then the Investment of Libbey Glass in such Person (after giving effect to such issuance or sale) would have been permitted to be made under the “— Limitation on Restricted Payments” covenant as if made on the date of such issuance or sale.

Notwithstanding the preceding paragraph, Libbey Glass and any Restricted Subsidiary may sell all the Voting Stock of a Restricted Subsidiary as long as Libbey Glass and its Restricted Subsidiaries comply with the terms of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock.”

SEC Reports

Notwithstanding that Libbey Glass may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Libbey Glass will file with the SEC, and make available to the Trustee and the registered holders of the notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Libbey Glass were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Libbey Glass’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Libbey Glass were required to file such reports.

In the event that Libbey Glass is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, Libbey Glass will nevertheless make available such Exchange Act information to the Trustee and the holders of the notes as if Libbey Glass were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act (a) in the case of quarterly reports, within 15 days after the time period specified in the SEC’s rules and regulations and (b) in the case of annual reports, within 30 days after the time period specified in the SEC’s rules and regulations; provided, that Libbey Glass shall not be required to furnish any information, certifications or reports required by Items 307 or 308 of Regulation S-K prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (each as described under “Exchange Offer; Registration Rights”).

If Libbey Glass has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of Libbey Glass and its Restricted Subsidiaries.

In addition, Libbey Glass and the Note Guarantors have agreed that they will make available to the holders and to prospective investors, upon the request of such holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act. For purposes of this covenant, Libbey Glass and the Note Guarantors will be deemed to have furnished the reports to the Trustee and the holders of notes as required by this covenant if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

The filing requirements set forth above for the applicable period may be satisfied by Libbey Glass prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act; provided that this paragraph shall not supersede or in any manner suspend or delay Libbey Glass’s reporting obligations set forth in the first three paragraphs of this covenant.

The Parent may satisfy the obligations of Libbey Glass set forth above; provided that (x) the financial information filed with the SEC or delivered to holders pursuant to this covenant should include consolidating financial statements for the Parent, Libbey Glass, the Subsidiary Guarantors and the Subsidiaries that are not Subsidiary Guarantors in the form prescribed by the SEC and (y) the Parent is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of Libbey Glass.

Merger and Consolidation

Libbey Glass will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not Libbey Glass) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Libbey Glass under the notes and the Indenture and will expressly assume, by written agreement all the obligations of Libbey Glass under the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default would exist that shall not have been cured or waived;

(3) immediately after giving effect to such transaction, the Successor Company would (i) be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “— Limitation on Indebtedness” covenant or (ii) have a Consolidated Coverage Ratio of not less than the Consolidated Coverage Ratio of Libbey Glass immediately prior to such transaction;

(4) each Note Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations in respect of the Indenture and the notes; and

(5) Libbey Glass shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Libbey Glass and (y) Libbey Glass may merge with an Affiliate incorporated solely for the purpose of reincorporating Libbey Glass in another jurisdiction; provided that, in the case of a Restricted Subsidiary that merges into Libbey Glass, Libbey Glass will not be required to comply with the preceding clauses (2), (3) or (5).

Parent will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) (a) the resulting, surviving or transferee Person (the “Successor Parent”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia, and (b) the Successor Parent (if not Parent) will expressly assume, by supplemental indenture (and other applicable documents), executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Parent under its Note Guarantee, the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Parent or any Subsidiary of the Successor Parent as a result of such transaction as having been Incurred by the Successor Parent or such Subsidiary at the time of such transaction), no Default or Event of Default would exist that shall not have been cured or waived; and

(3) Libbey Glass shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, the Collateral Documents and the Intercreditor Agreement.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Libbey Glass, which properties and assets, if held by the Parent or Libbey Glass instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Parent or Libbey Glass on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Parent and Libbey Glass.

The predecessor company will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Libbey Glass under the Indenture, the Collateral Documents and the Intercreditor Agreement but, in the case of a lease of all or substantially all its assets, the predecessor company will not be released from the obligation to pay the principal of and interest on the notes or any obligation under the Collateral Documents and the Intercreditor Agreement.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

In addition, Libbey Glass will not permit any Subsidiary Guarantor to consolidate with, merge with or into any Person (other than another Subsidiary Guarantor) and will not permit the conveyance, transfer or lease of all or substantially all of the assets of any Subsidiary Guarantor (other than to another Subsidiary Guarantor) unless:

(1) if such entity remains a Subsidiary Guarantor, the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default would exist that shall not have been cured or waived;

(3) the resulting, surviving or transferee Person assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee under the notes, the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement; and

(4) Libbey Glass will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in another jurisdiction, so long as the amount of Indebtedness of such Subsidiary Guarantor is not increased thereby, and (2) any Subsidiary Guarantor may merge into or transfer or lease all or part of its properties and assets to Libbey Glass or another Subsidiary Guarantor.

Future Subsidiary Guarantors

Libbey Glass will cause each domestic Subsidiary that Guarantees, on the Issue Date or any time thereafter, any Indebtedness of Libbey Glass or any Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such domestic Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest (including Additional Interest, if any) in respect of the notes on a senior secured basis and all other obligations under the Indenture. Each domestic Subsidiary that becomes a Subsidiary Guarantor after the Issue Date will also become a party to the Collateral Documents and the Intercreditor Agreement and will take such actions as are necessary or advisable to grant to the Collateral Agent for the benefit of the Trustee, the Collateral Agent and the holders of the notes a perfected and at least second-priority security interest in any Collateral held by such domestic Subsidiary, subject to Permitted Liens. Notwithstanding the foregoing, in the event (a) a Subsidiary Guarantor is released and discharged in full from all of its obligations under its Guarantees of (1) Lenders Debt and (2) all other Indebtedness of Libbey Glass and its Restricted Subsidiaries and (b) such Subsidiary Guarantor has not Incurred any Indebtedness in reliance on its status as a Subsidiary Guarantor under the covenant “— Limitation on Indebtedness” or such Subsidiary Guarantor’s obligations under such Indebtedness are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Subsidiary Guarantor) under the second paragraph of “— Limitation on Indebtedness,” then the Subsidiary Guarantee and the obligations of such Subsidiary Guarantor under the Collateral Documents and Intercreditor Agreement of such Subsidiary Guarantor shall be automatically and unconditionally released or discharged.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any Guarantees of Lenders Debt) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each Subsidiary Guarantee shall be released in accordance with the provisions of the Indenture described under “— Note Guarantees.” Upon the release of any Note Guarantor from its Note Guarantee, the liens granted by such Note Guarantor under the Collateral Documents will also be released and the Trustee and Collateral Agent will execute such documents confirming such release as Libbey Glass or such Note Guarantor may request.

Limitation on Lines of Business

Libbey Glass will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Events of Default

Each of the following is an Event of Default:

(1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by Libbey Glass or any Guarantor to comply with its obligations under “Certain Covenants — Merger and consolidation”;

(4) failure by Libbey Glass to comply for 45 days after notice as provided below with (a) any of its obligations under the covenants described under “Change of control” above or under the covenants described under “Certain covenants” above (in each case, other than a failure to purchase notes that will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain Covenants — Merger and consolidation” which is covered by clause (3)) or (b) any of its agreements contained in the Collateral Documents or Intercreditor Agreement;

(5) failure by Libbey Glass to comply for 60 days after notice as provided below with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Libbey Glass or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Libbey Glass or any of its Restricted Subsidiaries), other than Indebtedness owed to Libbey Glass or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of Libbey Glass or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Libbey Glass and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by Libbey Glass or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Libbey Glass and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”);

(9) any Subsidiary Guarantee, Collateral Document or obligation under the Intercreditor Agreement of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for Libbey Glass and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of Libbey Glass and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Subsidiary Guarantee, any Collateral Document or the Intercreditor Agreement; or

(10) with respect to any Collateral having a fair market value in excess of $20.0 million, individually or in the aggregate, (A) the security interest under the Collateral Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture, (B) any security interest created thereunder or under the Indenture is declared invalid or unenforceable or (C) Libbey Glass or any Note Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify Libbey Glass of the default and Libbey Glass does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to Libbey Glass, or the holders of at least 25% in principal amount of the outstanding notes by notice to Libbey Glass and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if (i) the default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by Libbey Glass or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and (ii) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Agent, if an Event of Default occurs and is continuing, the Trustee or the Collateral Agent will be under no obligation to exercise any of the rights or powers under the Indenture or the Collateral Documents at the request or direction of any of the holders unless such holders have offered to the Trustee or the Collateral Agent reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Collateral Agent or of exercising any trust or power conferred on the Trustee or the Collateral Agent. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, the Collateral Documents or the Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. Pursuant to the terms of the Intercreditor Agreement, prior to the discharge of the first-priority Liens securing the Lenders Debt, the collateral agent under the Senior Secured Credit Agreement will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests and certain other rights related to the notes even if an Event of Default has occurred and the notes have been accelerated except in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the notes or any Note Guarantee, and except in certain other limited situations. After the discharge of the first-priority Liens securing the Lenders Debt, the Collateral Agent, acting at the instruction of the holders of a majority in principal amount of the notes and any Pari Passu Secured Indebtedness, voting as one class, in accordance with the provisions of the Indenture and the Collateral Documents, will determine the time and method by which the security interests in the Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the Collateral received by it under the Collateral Documents for the ratable benefit of the holders of the notes and the Pari Passu Secured Indebtedness.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, Libbey Glass is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Libbey Glass also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action Libbey Glass is taking or proposing to take in respect thereof unless such Default has been cured before the end of the 30-day period.

Amendments and Waivers

Subject to certain exceptions, the Indenture, the notes, the Collateral Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment, supplement or waiver may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) change the method of calculating the rate of interest or extend the stated time for payment of interest on any note;

(3) reduce the principal of or extend the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under “Optional Redemption” or “Change of Control,” whether through an amendment or waiver of provisions in the covenants or otherwise; provided that amendments to the definition of Change of Control shall not require the consent of each holder affected;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any holder to receive payment of principal, premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions;

(8) modify the Note Guarantees in any manner adverse to the holders of the notes; or

(9) modify the provisions of the Collateral Documents or the Intercreditor Agreement in any manner materially adverse to the holders of the notes or release all or substantially all of the Collateral from the Lien under the Collateral Documents or the Intercreditor Agreement other than in accordance with the Indenture, the Collateral Documents or the Intercreditor Agreement.

In addition, without the consent of holders of sixty-six and two-thirds percent (66 2/3%) in aggregate principal amount of the notes outstanding, an amendment or waiver may not (with respect to any notes held by a non-consenting holder) release Collateral other than in accordance with the Indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the foregoing, without the consent of any holder, Libbey Glass, the Note Guarantors and the Trustee may amend the Indenture and the notes, the Collateral Documents or the Intercreditor Agreement to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of Libbey Glass or any Note Guarantor under the Indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

(5) expand the collateral securing the notes;

(6) add to the covenants of Libbey Glass for the benefit of the holders or surrender any right or power conferred upon Libbey Glass;

(7) make any change that does not adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9) release a Note Guarantor from its obligations under its Note Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

(10) make, complete or confirm any Collateral permitted or required by the Indenture or Collateral Documents or any release of Liens in favor of the Collateral Agent in the Collateral as provided under “Collateral — Release” or otherwise in accordance with the terms of the Indenture, Collateral Documents or the Intercreditor Agreement;

(11) provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(12) provide for the issuance of Additional Notes (and the grant of security for the benefit of the Additional Notes) in accordance with the terms of the Indenture and provide for the issuance of exchange securities that shall have terms substantially identical in all respects to the notes (except that the transfer restrictions contained in the notes shall be modified or eliminated as appropriate) and that shall be treated, together with any outstanding notes, as a single class of securities;

(13) conform the text of the Indenture, the notes or the Note Guarantees to any provision of this “Description of Exchange Notes” to the extent that such provision in this “Description of Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, the notes or the Note Guarantees;

(14) add additional secured parties to the extent Liens securing obligations held by such parties are permitted under the Indenture;

(15) provide for the succession of any parties to the Collateral Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of any agreement in accordance with the terms of the Indenture and the relevant Collateral Document;

(16) provide for a reduction in the minimum denominations of the notes; or

(17) comply with the rules of any applicable securities depositary.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment or supplement. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any holder of notes given in connection with a tender of such holder’s notes will not be rendered invalid by such tender. After an amendment or supplement under the Indenture, the Collateral Documents or the Intercreditor Agreement becomes effective, Libbey Glass is required to mail to the holders a notice briefly describing such amendment or supplement. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment or supplement.

Defeasance

Libbey Glass at any time may terminate all its obligations under the notes, the Indenture, the Collateral Documents and the Intercreditor Agreement, and cause the release of all Collateral granted under the Collateral Documents (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. If Libbey Glass exercises its legal defeasance option, the Note Guarantees in effect at such time will terminate.

Libbey Glass at any time may terminate its obligations described under “Change of Control” and under the covenants described under “Certain Covenants” (other than “Merger and Consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “Events of Default” above and the limitations contained in clause (3) under “Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).

Libbey Glass may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Libbey Glass exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If Libbey Glass exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (3) (other than an Event of Default resulting from failure to comply with clause (1) under “Certain Covenants — Merger and Consolidation”), (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of Default” above.

In order to exercise either defeasance option, Libbey Glass must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Parent, Libbey Glass or any of the Subsidiary Guarantors, as such, shall have any liability for any obligations of Libbey Glass under the notes, the Indenture, the Note Guarantees, the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture and has been appointed by Libbey Glass as Registrar and Paying Agent with regard to the notes.

Governing Law

The Indenture provides that it and the notes, the Collateral Documents and the Intercreditor Agreement will be governed by, and construed in accordance with, the laws of the State of New York. However, the Mortgages will be governed by, and construed in accordance with, the laws of the states in which the applicable Premises are located.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person is merged with or into or becomes a Restricted Subsidiary of Libbey Glass or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person merging into, or becoming a Restricted Subsidiary of Libbey Glass or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Added Historical Amount” means the special charges in the amounts and for the periods set forth in and described in the definition of “Added Historical Amount” in the Indenture, but only to the extent such special charges occurred in the consecutive four-quarter reference period referred to in the definition of Consolidated Coverage Ratio.

“Additional Assets” means:

(1) any property, plant or equipment or other asset (excluding working capital for the avoidance of doubt) to be used by Libbey Glass or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Libbey Glass or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided that exclusively for purposes of “Certain Covenants — Limitation on Affiliate Transactions,” beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purpose of this definition, terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by Libbey Glass or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition of assets by a Restricted Subsidiary to Libbey Glass or by Libbey Glass or a Restricted Subsidiary to a Restricted Subsidiary;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory or products or a sale of services in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of Libbey Glass and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “Certain Covenants — Merger and Consolidation”;

(6) an issuance of Capital Stock by a Restricted Subsidiary to Libbey Glass or by a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivables Entity);

(7) for purposes of “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by Libbey Glass or its Restricted Subsidiaries) or a disposition subject to “Certain Covenants — Limitation on Restricted Payments”;

(8) sales of accounts receivable and related assets or an interest therein;

(9) dispositions of assets or issuance or sale of Capital Stock of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $2.5 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum of $5 million in such next succeeding calendar year);

(10) the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the issuance by a Restricted Subsidiary of Preferred Stock that is permitted by the covenant described under the caption “— Certain Covenants — Limitation on Indebtedness”;

(13) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases, subleases or assignments of other property in the ordinary course of business;

(14) any sale of Capital Stock, Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clauses (11) or (13) of the definition of Permitted Investments or clause (14) of the second paragraph of “— Certain Covenants — Limitation on Restricted Payments”);

(15) the sale of any property built or acquired by Libbey Glass or any Restricted Subsidiary after the Issue Date in a Sale/Leaseback Transaction within three months of the construction or acquisition of such property;

(16) foreclosure, condemnation or similar action on assets; and

(17) the sale, transfer or assignment of assets of a Foreign Subsidiary (including Capital Stock) to a joint venture; provided that the aggregate fair market value of such assets shall not exceed $75.0 million;

provided, that for purposes of the definition of “Asset Disposition” the fair market value of property or assets shall be determined by the Board of Directors of Libbey Glass in good faith, if less than $25.0 million and if greater than or equal to $25.0 million, such determination shall be made by an Independent Financial Advisor).

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of each such payment by (2) the sum of all such payments.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person or any duly authorized committee thereof.

“Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (1) 85% of the net book value of Libbey Glass’s and its Restricted Subsidiaries’ accounts receivable at such date and (2) 65% of the net book value of Libbey Glass’s and its Restricted Subsidiaries’ inventory at such date. Net book value shall be determined in accordance with GAAP and shall be calculated using amounts reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Chicago, Illinois or a place of payment under the Indenture are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) U.S. dollars, or in the case of Libbey Glass or any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the U.S. Government or any agency or instrumentality of the United States (provided that the full faith and credit of the U.S. Government is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(4) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank having combined capital and surplus in excess of $500 million;

(5) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2), (3) and (4), entered into with any bank meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7) interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

“Change of Control” means the occurrence of any of the following:

(1) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Libbey Glass or the Parent (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of Libbey Glass or the Parent held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 50% of the voting power of the Voting Stock of such parent entity); or

(2) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Parent or Libbey Glass and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than the Parent, Libbey Glass or any of its Restricted Subsidiaries; or

(3) the adoption by the stockholders of Libbey Glass or the Parent of a plan or proposal for the liquidation or dissolution of Libbey Glass or the Parent.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral” means all property and tangible and intangible assets, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to secure the notes and the Note Guarantees pursuant to the Collateral Documents. The “Collateral” as of the Issue Date shall not include any owned real property that is held for sale at the Issue Date.

“Collateral Agent” means The Bank of New York Mellon Trust Company, N.A., acting as the collateral agent for the holders of the notes, the Trustee and any holders of Pari Passu Secured Indebtedness (including any agent therefor) under the Collateral Documents.

“Collateral Documents” means the Mortgages, security agreements, pledge agreements, agency agreements and other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the holders of the notes and the Trustee and the holders of any Pari Passu Secured Indebtedness or notice of such pledge, assignment or grant is given.

“Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by Libbey Glass or any Restricted Subsidiary designed to protect Libbey Glass or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of Libbey Glass and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if Libbey Glass or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period Libbey Glass or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Libbey Glass or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Libbey Glass and its continuing Restricted Subsidiaries in connection with such disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Libbey Glass and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period Libbey Glass or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into Libbey Glass) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period;

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Libbey Glass or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by Libbey Glass or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period; and

(5) any Person that is a Restricted Subsidiary on the date of determination will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period and any Person that is not a Restricted Subsidiary on the date of determination will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Libbey Glass (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of Libbey Glass, the interest rate shall be calculated by applying such optional rate chosen by Libbey Glass.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense; plus

(2) Consolidated Income Taxes; plus

(3) consolidated depreciation expense; plus

(4) impairment charges, asset write-offs or acquisition costs recorded in accordance with GAAP; plus

(5) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case whether or not consummated), deducted in such period in computing Consolidated Net Income; plus or minus

(6) any fees, expenses or charges Incurred in connection with the Transactions; plus

(7) the amount of any restructuring charges or reserves (including retention, severance, systems establishment cost, pension settlement or curtailment charges, contract termination costs, future lease commitments, and costs to consolidate facilities and relocate employees) deducted in such period in computing Consolidated Net Income; plus

(8) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations; plus

(9) Receivables Fees to the extent deducted in calculating Consolidated Net Income for such period; plus

(10) any extraordinary expenses and charges Incurred by Libbey Glass or any of its Restricted Subsidiaries; plus

(11) net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness; plus or minus

(12) unrealized gains or losses relating to hedging transactions and mark-to-market Indebtedness denominated in foreign currencies resulting from the application of GAAP; plus

(13) non-cash compensation charges, including any such noncash charges arising from stock options, restricted stock grants or other equity incentive programs; plus

(14) the Added Historical Amount; plus

(15) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); less

(16) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges made in any prior period and excluding the accrual of revenue in the ordinary course of business).

Notwithstanding the preceding sentence, clauses (2) through (11) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (11) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to Libbey Glass by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total interest expense of Libbey Glass and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount, debt issuance cost or deferred financing costs (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6) costs associated with Hedging Obligations (including amortization of fees); provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(8) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries that are not Subsidiary Guarantors payable to a party other than Libbey Glass or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (8) above) relating to any Indebtedness of Libbey Glass or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by Libbey Glass and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of Libbey Glass. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which Libbey Glass or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of Libbey Glass and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, Libbey Glass’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Libbey Glass or a

Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) Libbey Glass’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income only to the extent such loss has been funded with cash from Libbey Glass or a Restricted Subsidiary;

(2) solely for the purpose of determining the amounts available under clause (4)(c) of the first paragraph of the covenant described under “Limitation on Restricted Payments,” any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Libbey Glass, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below and subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause (2), Libbey Glass’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash (x) that could have been distributed by such Restricted Subsidiary during such period to Libbey Glass or another Restricted Subsidiary as a dividend, for purposes of the calculation of Consolidated EBITDA and (y) that actually is paid in cash or converted into cash, for purposes of calculating clause (c)(i) of “Certain Covenants — Limitation on Restricted Payments”; and

(b) Libbey Glass’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Libbey Glass or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) effects of adjustments in any line item in any Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Acquisition or any other consummated acquisition;

(5) after-tax effect of nonrecurring restructuring, closure, plant consolidation or similar charges relating to property, plant and equipment acquired in the Acquisition or in future acquisitions that are contemplated at the time of and incurred within 12 months of the closing of such transaction;

(6) any extraordinary gain or loss; and

(7) the cumulative effect of a change in accounting principles.

Any amounts distributed or otherwise transferred to Parent pursuant to clause (9) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Restricted Payments,” without duplication of any amounts otherwise deducted in calculating Consolidated Net Income, the funds for which are provided by Libbey Glass and/or its Restricted Subsidiaries, shall be deducted in calculating the Consolidated Net Income of Libbey Glass and its Restricted Subsidiaries.

“Credit Facility” means, with respect to Libbey Glass or any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event that is, or after notice or the passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by Libbey Glass or a Restricted Subsidiary in connection with an Asset Disposition that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of Libbey Glass, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Discharge of Credit Agreement Obligations” means the date on which the Lenders Debt has been paid in full, in cash, all commitments to extend credit thereunder shall have been terminated and the Lenders Debt is no longer secured by the Credit Agreement Priority Collateral; provided that the Discharge of Credit Agreement Obligations shall not be deemed to have occurred in connection with a refinancing of such Lenders Debt with Indebtedness secured by such Credit Agreement Priority Collateral on a first-priority basis under an agreement that has been designated as a Credit Facility in writing by the administrative agent under the Credit Facility so refinancing the Senior Secured Credit Agreement in accordance with the terms of the Intercreditor Agreement.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock that is convertible or exchangeable solely at the option of Libbey Glass or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the notes or (b) on which there are no notes outstanding, provided that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Libbey Glass to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially similar manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that Libbey Glass may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by Libbey Glass with the provisions of the Indenture described under the captions “Change of Control” and “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and such repurchase or redemption complies with “Certain Covenants — Limitation on Restricted Payments.”

“Equity Offering” means a public offering for cash by Libbey Glass or the Parent, as the case may be, of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than (x) public offerings with respect to Libbey Glass’s or the Parent’s, as the case may be, Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (y) an issuance to any Subsidiary or (z) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Foreign Assets” means the aggregate assets held by, or related to, the Foreign Subsidiaries of Libbey Glass determined in accordance with GAAP as disclosed in the financial statements or in the footnotes to the financial statements of Libbey Glass most recently made available in accordance with the Indenture.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP, except that in the event Libbey Glass is acquired in a transaction in which purchase accounting is applied to Libbey Glass’s financial statements, the effects of the application of purchase accounting in such instance shall be disregarded in the calculation of such ratios and other computations.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Pari Passu Indebtedness” means Indebtedness of a Subsidiary Guarantor that ranks equally in right of payment to its Subsidiary Guarantee.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee, including the Guarantees of the Private Placement Notes, pursuant to a written agreement, without giving effect to collateral arrangements.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“holder” means a Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable or similar obligation to a trade creditor in each case incurred in the ordinary course of business);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of Libbey Glass or a Restricted Subsidiary or Preferred Stock of a Subsidiary that is not a Subsidiary Guarantor (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person;

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time); and

(10) to the extent not otherwise included in this definition, the principal amount of any Indebtedness outstanding in connection with a securitization transaction is the amount of obligations outstanding under the legal documents entered into as part of such securitization that would be characterized as principal on any date of determination if such securitization transaction were structured as a secured lending transaction.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that contingent obligations arising in the ordinary course of business and not with respect of borrowed money shall be deemed not to constitute Indebtedness. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness,” provided that such money is held to secure the payment of such interest.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of Libbey Glass, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means the Intercreditor Agreement, dated as of February 8, 2010, by and among JPMorgan Chase Bank, N.A., in its capacity as administrative agent pursuant to the Senior Secured Credit Agreement, the holders of any Pari Passu Secured Debt from time to time (or any agent or representative on their behalf), the Trustee, the Collateral Agent, Libbey Glass and the Note Guarantors.

“Interest Payment Date” has the meaning set forth under “— General — Interest.”

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by Libbey Glass or a Subsidiary for consideration to the extent such consideration consists of Common Stock of Libbey Glass or the Parent.

For purposes of “Certain Covenants — Limitation on Restricted Payments,”

(1) “Investment” will include the portion (proportionate to Libbey Glass’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Libbey Glass will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Libbey Glass’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Libbey Glass’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of Libbey Glass in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary;

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Libbey Glass; and

(3) if Libbey Glass or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of Libbey Glass, Libbey Glass shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of Libbey Glass in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

“Issue Date” means February 8, 2010.

“Joint Venture” means any Person, other than an individual or a Subsidiary of Libbey Glass, (i) in which Libbey Glass or a Restricted Subsidiary holds or acquires a security interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Related Business.

“Lenders Debt” means any (i) Indebtedness outstanding from time to time under the Senior Secured Credit Agreement, (ii) any Indebtedness which has a first-priority security interest in the Credit Agreement Priority Collateral (subject to Permitted Liens), and (iii) all cash management Obligations and related banking services and Hedging Obligations incurred with any agent or lender under the Senior Secured Credit Agreement (or their affiliates).

“Lien” means, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind in respect of such asset (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or any other security agreement of any kind with respect to such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by Libbey Glass or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); provided that the cash proceeds of an Equity Offering by Parent shall not be deemed Net Cash Proceeds, except to the extent such cash proceeds are contributed to Libbey Glass.

“Non-Conforming Plan of Reorganization” means any plan of reorganization that grants any Noteholder Secured Party any right or benefit, directly or indirectly, which right or benefit is prohibited at such time by the provisions of the Intercreditor Agreement.

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that is not a Subsidiary Guarantor.

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither Libbey Glass nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Libbey Glass or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of Libbey Glass or its Restricted Subsidiaries, except that Standard Securitization Undertakings shall not be considered recourse.

“Note Guarantee” means, individually, any Guarantee of payment of the notes and exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement by a Note Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Note Guarantees. Each such Note Guarantee will be in the form prescribed by the Indenture.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness, Hedging Obligations or cash management and related banking services.

“Offering Memorandum” means the Offering Memorandum dated as of January 28, 2010 relating to the offering of the notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of Libbey Glass or, if Libbey Glass is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of Libbey Glass. Officer of any Note Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of Libbey Glass.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Libbey Glass, a Note Guarantor or the Trustee.

“Parent” means Libbey Inc., a Delaware corporation, or any successor thereto.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the notes (without giving effect to collateral arrangements).

“Pari Passu Secured Indebtedness” means any Indebtedness of Libbey Glass or any Note Guarantor that ranks pari passu in right of payment with the notes or the relevant Note Guarantee and is secured by a Lien on the Collateral that has the same priority as the Lien securing the notes and that is designated in writing as such by Libbey Glass to the Trustee and the holders of which enter into an appropriate agency agreement with the Collateral Agent.

“Permitted Asset Swap” means any transfer of property or assets by Libbey Glass or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash and Investments) that will be used in a Related Business; provided that the aggregate fair market value of the property or assets being transferred by Libbey Glass or such Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by Libbey Glass or such Restricted Subsidiary in such exchange (provided, however, that in the event such aggregate fair market value of the property or assets being transferred or received by Libbey Glass is (x) less than $25.0 million, such determination shall be made in good faith by the Board of Directors of Libbey Glass and (y) greater than or equal to $25.0 million, such determination shall be made by an Independent Financial Advisor).

“Permitted Investment” means an Investment by Libbey Glass or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Libbey Glass or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that such Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to Libbey Glass or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Libbey Glass or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees of Libbey Glass and its Restricted Subsidiaries, (i) the proceeds of which are used to purchase Capital Stock of Libbey Glass or the Parent (to the extent such proceeds are actually received by Libbey Glass or the Parent), or (ii) made in the ordinary course of business consistent with past practices of Libbey Glass or such Restricted Subsidiary in an aggregate amount at any one time outstanding not to exceed $5.0 million (loans or advances that are forgiven shall continue to be deemed outstanding);

(7) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Libbey Glass or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;

(9) Investments in existence on the Issue Date and any modification, replacement, renewal, or extension thereof; provided, however, that the amount of such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(10) Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain Covenants — Limitation on Indebtedness”;

(11) Investments by Libbey Glass or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed the greater of (a) $20.0 million or (b) 2.5% of Total Assets outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(12) Guarantees issued in accordance with “Certain Covenants — Limitation on Indebtedness”;

(13) Investments by Libbey Glass or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Receivables securitization transaction; provided, however, that any Investment in any such Person is in the form of a purchase money note, or any equity interest or interests in Receivables and related assets generated by Libbey Glass or a Restricted Subsidiary and transferred to any Person in connection with a Receivables securitization transaction or any such Person owning such Receivables;

(14) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) Investments in Joint Ventures of Libbey Glass or any of its Restricted Subsidiaries not to exceed $40.0 million at any time outstanding (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that the aggregate amount of all such Investments made by Libbey Glass and its Restricted Subsidiaries (other than Foreign Subsidiaries) shall not exceed $25.0 million at any time outstanding;

(16) Investments the payment for which consists of Capital Stock of Libbey Glass or the Parent (exclusive of Disqualified Stock);

(17) guarantees (including Guarantees) of Indebtedness permitted under the covenant “— Limitation on Indebtedness” and performance guarantees in the ordinary course of business;

(18) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(19) Investments resulting from the receipt of non-cash consideration in an Asset Disposition received in compliance with the covenant “— Limitation on Sales of Assets and Subsidiary Stock”;

provided, that for purposes of the definition of “Permitted Investment” the fair market value of any property or assets shall be determined by the Board of Directors of Libbey Glass in good faith, if less than $25.0 million and if greater than or equal to $25.0 million, such determination shall be made by an Independent Financial Advisor).

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the Senior Secured Credit Agreement, Hedging Obligations owing to agents or lenders under the Senior Secured Credit Agreement (or their Affiliates) and related banking services and cash management Obligations owing to agents or lenders under the Senior Secured Credit Agreement (or their Affiliates) and Liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other Obligations of Libbey Glass and/or Libbey Europe B.V. under the Senior Secured Credit Agreement permitted to be Incurred under the Indenture, provided that (i) in the case of any such Liens of Libbey Glass or the Note Guarantors on any Notes Priority Collateral, such Liens secure the notes and the Note Guarantees on at least a first-priority basis and (ii) in the case of any such Liens of Libbey Glass or the Note Guarantors on any Credit Agreement Priority Collateral, such Liens secure the notes and the Note Guarantees on at least a second-priority basis (other than Foreign Assets or Capital Stock which by the terms of the Collateral Documents are expressly permitted to be subject to a Lien securing Lenders Debt without also being subject to a Lien securing the notes and the Note Guarantees).

(2) pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, Incurred in the ordinary course of business;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings, provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) survey exceptions encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; provided that the Person complies with the applicable provisions of the Collateral Documents relating to such Liens;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of Libbey Glass or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, lease, improvement or construction of, assets or property acquired or constructed in the ordinary course of business, provided that:

(a) the Incurrence of the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of Libbey Glass or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Libbey Glass and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date (other than Liens permitted under clause (1));

(14) Liens on property or shares of stock of a Person at the time such Person is merged into or consolidated with Libbey Glass or becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other property owned by Libbey Glass or any Restricted Subsidiary;

(15) Liens on property at the time Libbey Glass or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Libbey Glass or any Restricted Subsidiary; provided, however, that such Liens may not extend to any other property owned by Libbey Glass or any Restricted Subsidiary;

(16) Liens in favor of Libbey Glass or any Restricted Subsidiary;

(17) Liens securing the notes and Subsidiary Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens under industrial revenue, municipal or similar bonds;

(21) Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed $25.0 million; and

(22) Liens securing Indebtedness and other obligations of Foreign Subsidiaries that are Incurred in accordance with “— Certain Covenants — Limitation on Indebtedness”; provided that any such Lien may not extend to any property of Libbey Glass or any Restricted Subsidiary that is not a Foreign Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Rating Agencies” means Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Libbey Glass (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly-Owned Subsidiary (or another Person in which Libbey Glass or any Restricted Subsidiary makes an Investment and to which Libbey Glass or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors of Libbey Glass (as provided below) as a Receivables Entity:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is guaranteed by Libbey Glass or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates Libbey Glass or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of Libbey Glass or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither Libbey Glass nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Libbey Glass or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Libbey Glass, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3) to which neither Libbey Glass nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Libbey Glass shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Libbey Glass giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of Libbey Glass that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the Issue Date by and among Libbey Glass, the Note Guarantors and the initial purchasers set forth therein and, with respect to any additional outstanding notes, one or more substantially similar registration rights agreements among Libbey Glass and the other parties thereto, as such agreements may be amended from time to time.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of Libbey Glass and its Restricted Subsidiaries on the Issue Date.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Libbey Glass other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Libbey Glass or a Restricted Subsidiary transfers such property to a Person (other than Libbey Glass or any of its Subsidiaries) and Libbey Glass or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Secured Credit Agreement” means the Amended and Restated Credit Agreement, dated as of February 8, 2010, among Libbey Glass, Libbey Europe B.V., a Netherlands corporation, the other loan parties party thereto, J.P. Morgan Securities Inc., as sole lead arranger and bookrunner, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise) or refinanced in whole or in part from time to time (including increasing the amount loaned thereunder; provided that such additional Indebtedness is Incurred in accordance with the covenant described under “Certain Covenants — Limitation on Indebtedness”);

provided that a Senior Secured Credit Agreement shall not (x) include Indebtedness issued, created or Incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A or Regulation S) pursuant to an exemption from the registration requirements of the Securities Act or (y) relate to Indebtedness that does not consist exclusively of Pari Passu Indebtedness or Guarantor Pari Passu Indebtedness or Indebtedness of a Foreign Subsidiary.

“Senior Secured Credit Agreement Obligations” means Indebtedness outstanding under the Senior Secured Credit Agreement that is secured by a Permitted Lien described in clause (1) of the definition thereof, and all other obligations (not constituting Indebtedness) of the Company or any Note Guarantor under the Senior Secured Credit Agreement.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Libbey Glass within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Libbey Glass or any Restricted Subsidiary that are reasonably customary in securitization of Receivables transactions.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of Libbey Glass (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the notes, pursuant to a written agreement, without giving effect to collateral arrangements.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Libbey Glass.

“Subsidiary Guarantee” means any Note Guarantee of a Subsidiary Guarantor.

“Subsidiary Guarantor” means each Restricted Subsidiary in existence on the Issue Date that provides a Subsidiary Guarantee on the Issue Date (and any other Restricted Subsidiary that provides a Subsidiary Guarantee in accordance with the Indenture); provided that upon release or discharge of such Restricted Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Restricted Subsidiary ceases to be a Subsidiary Guarantor.

“Total Assets” means, with respect to any Person, the total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, as shown on its most recent balance sheet.

“Transactions” means the issuance and sale of the notes, the refinancing of certain existing indebtedness, the entering into of the new Senior Secured Credit Agreement and payment of fees and expenses related to each of the foregoing.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Libbey Glass that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Libbey Glass in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Libbey Glass may designate any Subsidiary of Libbey Glass (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Libbey Glass that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of Libbey Glass in such Subsidiary complies with “Certain Covenants — Limitation on Restricted Payments”;

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Libbey Glass and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither Libbey Glass nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Libbey Glass or any Restricted Subsidiary with terms substantially less favorable to Libbey Glass than those that might have been obtained from Persons who are not Affiliates of Libbey Glass.

Any such designation by the Board of Directors of Libbey Glass shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of Libbey Glass giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of Libbey Glass may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Libbey Glass could Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “Certain Covenants — Limitation on Indebtedness” covenant on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by Libbey Glass or another Wholly-Owned Subsidiary.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The exchange notes will be issued in the form of one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, or DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but neither we nor the initial purchasers take any responsibility for or make any representation or warranty with respect to the accuracy of this information. DTC, Euroclear and Clearstream are under no obligation to follow the procedures described herein to facilitate the transfer of interest in global notes among participants and account holders of DTC, Euroclear and Clearstream, and such procedures may be discontinued or modified at any time. Neither we, the guarantors, the trustee nor any paying agent will have any responsibility for the performance of DTC, Euroclear and Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relevant to the exchange of outstanding notes for exchange notes (collectively, the “notes”) pursuant to this exchange offer and the ownership and disposition of the exchange notes. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus. These authorities are subject to change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of outstanding notes for exchange notes, or the ownership or disposition of the exchange notes, or that any such position would not be sustained by a court.

This discussion is limited to holders who hold the notes as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, U.S. expatriates, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” dealers in securities or currencies, traders in securities, partnerships or other pass-through entities (or investors in such entities), U.S. holders (as defined below) whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction.

As used herein, “U.S. holder” means a beneficial owner of the notes who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

A “non-U.S. holder” is a beneficial owner of the notes who is an individual, corporation, estate or trust for U.S. federal income tax purposes and who is not a U.S. holder.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the ownership and disposition of the notes.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES PURSUANT TO THIS EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

Exchange Pursuant to the Exchange Offer

The exchange of outstanding notes for exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes and tax consequences as the outstanding notes exchanged therefor, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

Classification of the Notes

In certain circumstances (see “Description of Exchange Notes — Optional Redemption” and “Description of Exchange Notes — Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. We intend to take the position that the possibility of such payments should not cause the notes to be treated as contingent payment debt instruments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the notes, that such additional payments will not have to be paid. Assuming the position is respected, a holder generally would not be required to include any income in respect of the foregoing contingencies unless and until any of the contingencies occurred. Our position is binding on a holder unless the holder explicitly discloses on its U.S. federal income tax return that it is taking a contrary position. However, our position is not binding on the IRS, and if the IRS were to challenge our position, a holder might be required to accrue income on its notes in excess of the stated interest and original issue discount on the notes, and to treat as ordinary income, rather than capital gain, any income realized on the taxable disposition of a note before the resolution of the contingencies. The following discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt instrument rules to the notes and the consequences thereof.

U.S. Holders

Stated Interest

Absent an election to treat all interest on a note as original issue discount, as discussed below under “— Original Issue Discount,” payments of stated interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time such payments are received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount

The notes were issued with original issue discount (“OID”) in an amount equal to the difference between their stated principal amount and their “issue price.” The “issue price” of the notes is the first price at which a substantial amount of the notes was sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Subject to the rules described below under “— Acquisition Premium” and “— Amortizable Bond Premium,” U.S. holders must include OID in gross income (as ordinary income) on a constant yield basis in advance of the receipt of cash attributable to that income irrespective of their method of tax accounting. However, U.S. holders generally will not be required to include separately in income cash payments received on the notes to the extent the payments constitute payments of previously accrued OID.

The amount of OID includible in gross income by a U.S. holder is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which the U.S. holder holds the note. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (i) the product of the note’s “adjusted issue price” at the beginning of the accrual period and its yield to maturity (determined on a constant yield method, compounded at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the aggregate amount of all stated interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity (other than a payment of stated interest) and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments previously made on the note other than payments of stated interest. The “yield to maturity” of the notes is the discount rate that, when used in computing the present value of all principal and interest payments to be made on the notes, produces an amount equal to the issue price of the notes. Under these rules, a U.S. holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

Market Discount

If a U.S. holder acquires a note at a cost that is less than its adjusted issue price on the acquisition date, the amount of the difference is treated as “market discount” for U.S. federal income tax purposes, unless the difference is less than .0025 multiplied by the note’s stated principal amount multiplied by the number of complete years to maturity of the note from the date of acquisition (in which case, the difference is “de minimis market discount”). In general, market discount will be treated as accruing ratably over the remaining term of the note or, at the holder’s election, on a constant yield to maturity basis. If a constant yield election is made, it will apply only to the note for which it is made and may not be revoked.

A U.S. holder may elect to include market discount in income currently as it accrues. Once made, this election will apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election. If a holder does not elect to include accrued market discount in income over the remaining term of the note, the holder may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until a taxable disposition of the note.

If a U.S. holder acquires a note at a market discount, the holder will be required to treat any gain on the disposition of the note as ordinary income to the extent of accrued market discount not previously included in income with respect to the note. If a U.S. holder disposes of a note with market discount in certain otherwise nontaxable transactions, the U.S. holder must include accrued market discount in income as ordinary income as if the holder had sold the note at its then fair market value.

Acquisition Premium

If a U.S. holder acquires a note at a cost less than or equal to the stated principal amount, but greater than the note’s adjusted issue price on the acquisition date, the holder will be treated as acquiring the note at an “acquisition premium.” Unless an election is made, the holder generally will reduce the amount of OID otherwise includible in gross income for an accrual period by an amount equal to the amount of OID otherwise includible in gross income multiplied by a fraction, the numerator of which is the excess of the holder’s initial basis in the note over the note’s adjusted issue price on the acquisition date and the denominator of which is the excess of the stated principal amount over the note’s adjusted issue price on the acquisition date. Alternatively, the U.S. holder may elect to compute OID accruals by treating the acquisition of the note as a purchase at original issuance and applying the constant yield method described above.

Amortizable Bond Premium

A U.S. holder generally will be considered to have acquired a note with amortizable bond premium if the holder acquires the note for an amount greater than the stated principal amount. The amount of amortizable premium generally will equal the excess the amount paid for the note over the note’s stated principal amount, or if it results in a smaller amount of amortizable premium in the period prior to a call date described under “Description of Exchange Notes — Optional Redemption,” the amount payable on the earlier call date,. A U.S. holder who purchases a note with amortizable bond premium generally will not be required to include any OID in income and may elect to amortize the bond premium as an offset to stated interest income under a constant yield method from the acquisition date to the note’s maturity date, or if it results in a smaller amount of amortizable premium, to the earlier call date. Once made, this election applies to all debt obligations held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of bond premium used to offset stated interest income.

Election to Treat All Interest as OID

A U.S. holder may elect to treat all interest on a note (including any stated interest, OID, market discount and de minimis market discount, as adjusted by any acquisition premium or amortizable bond premium) as OID and calculate the amount includible in gross income under the constant yield method described above. This election must be made for the taxable year in which the holder acquires the note, and may not be revoked without the consent of the IRS. If a note was acquired with market discount, this election will result in a deemed election to accrue market discount in income currently with respect to the note and all other market discount obligations acquired by the holder on or after the first day of the taxable year to which the election first applies. Similarly, if a note was acquired with amortizable bond premium, this election will result in a deemed election to amortize bond premium with respect to the note and all other debt obligations held or subsequently acquired by the holder on or after the first day of the taxable year to which the election first applies. U.S. holders should consult their tax advisors about this election.

Sale or Other Taxable Disposition of the Notes

A U.S. holder will recognize gain or loss on the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid stated interest that the holder has not elected to treat as OID as discussed above, which will be taxable as interest to the extent not previously included in income) and the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be the holder’s cost therefor, increased by OID or market discount previously included in gross income with respect to the note and reduced by the amount of amortizable bond premium previously taken into account with respect to the note. Other than as described above under “— Market Discount,” this gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. holder has held the note for more than one year. Long-term capital gains of non-corporate holders are currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. holder may be subject to information reporting and backup withholding (at a rate of 28% in 2010) with respect to interest (including OID) received on the notes and on the proceeds received upon the sale or other disposition (including a retirement or redemption) of the notes. Certain holders generally are not subject to information reporting or backup withholding. A U.S. holder generally will be subject to backup withholding if the holder is not otherwise exempt and:

•	the holder fails to furnish its taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	we are notified by the IRS that the holder is subject to backup withholding because it has failed to properly report payments of interest or dividends; or

•	the holder fails to certify, under penalties of perjury, that it has furnished its correct taxpayer identification number and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. holders

Interest

Interest and OID paid to a non-U.S. holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	the interest and OID is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the holder does not directly, indirectly, actually or constructively own 10% or more of the total combined voting power of all of the classes of our stock;

•	the holder is not a controlled foreign corporation that is related to us; and

•	either (1) the non-U.S. holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a U.S. person and provides its name and address (which certification may be made on IRS Form W-8BEN, or applicable successor form), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. holder, has received from the non-U.S. holder a statement, under penalties of perjury, that the holder is not a U.S. person and provides us or our paying agent with a copy of the statement or (3) the non-U.S. holder holds its notes through a “qualified intermediary” and certain conditions are satisfied.

If the requirements described above are not satisfied, the gross amount of any payments of interest and OID made to the non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. federal withholding tax at a rate of 30%. Interest and OID that is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will be taxed as discussed below under “— U.S. trade or business.”

Even if the above conditions are not met, a non-U.S. holder may be entitled to a reduction in or an exemption from withholding tax on interest and OID under an income tax treaty between the United States and the non-U.S. holder’s country of residence. To claim such a reduction or exemption, a non-U.S. holder generally must complete IRS Form W-8BEN and claim this reduction or exemption on the form. In some cases, a non-U.S. holder instead may be permitted to provide documentary evidence of its claim to an intermediary, or a qualified intermediary already may have some or all of the necessary evidence in its files.

The certification requirements described above may require a non-U.S. holder to provide its U.S. taxpayer identification number in order to claim the benefit of an income tax treaty or for other reasons. Special certification requirements apply to intermediaries. Non-U.S. holders should consult their tax advisors regarding the certification requirements discussed above.

Sale or Other Taxable Disposition of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note unless (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (in which case, the non-U.S. holder will be taxed as discussed below under “— U.S. trade or business”) or (ii) the holder is an individual present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met (in which case, the holder will be subject to a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain, which may be offset by certain U.S. source capital losses).

U.S. Trade or Business

If interest, OID or gain from a disposition of the notes is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the interest, OID or gain is attributable, the

non-U.S. holder generally will be subject to U.S. federal income tax on the interest, OID or gain on a net income basis in the same manner as if it were a U.S. holder. If interest income received (including OID) with respect to the notes is effectively connected income, the 30% withholding tax described above will not apply (assuming the appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest or OID on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest, OID or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Information Reporting and Backup Withholding

Backup withholding generally will not apply to payments of interest (including OID) made by us or our paying agent, in such capacities to a non-U.S. holder of a note if the holder certifies as to its non-U.S. status in the manner described above under “— Non-U.S. Holders — Interest.” However, information reporting on IRS Form 1042-S may still apply with respect to interest payments (including OID). In addition, information regarding interest (including OID) payments on the notes may be made available to the tax authorities in the country where the non-U.S. holder resides or is established, pursuant to an applicable income tax treaty.

Payments of the proceeds from a disposition (including a redemption or retirement) by a non-U.S. holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership, or if at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Payment of the proceeds from a disposition by a non-U.S. holder of a note made to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. holders should consult their tax advisors regarding application of withholding and backup withholding in their particular circumstances and the availability of, and the procedure for obtaining an exemption from, withholding, information reporting and backup withholding under current U.S. Treasury Regulations. In this regard, the current U.S. Treasury Regulations provide that a certification may not be relied on if the payer knows or has reason to know that the certification may be false. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of outstanding notes including any broker-dealers, and certain parties related to the holders, against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Libbey Inc. appearing in Libbey Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including the schedule appearing therein), and the effectiveness of Libbey Inc.’s internal control over financial reporting as of December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OFFER TO EXCHANGE

$400,000,000 principal amount of its 10% Senior Secured Notes due 2015, which have been registered under the Securities Act,
for any and all of its outstanding 10% Senior Secured Notes due 2015

PROSPECTUS

December 22, 2010